LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026

CONTENTS

Interim Consolidated Statements of Financial Position
Interim Consolidated Statements of Income by Function
Interim Consolidated Statements of Comprehensive Income
Interim Consolidated Statements of Changes in Equity
Interim Consolidated Statements of Cash Flows - Direct Method
Notes to the Interim Consolidated Financial Statements

CLP    -    CHILEAN PESO
UF    -    CHILEAN UNIDAD DE FOMENTO
ARS    -    ARGENTINE PESO
US$    -    UNITED STATES DOLLAR
THUS$    -    THOUSANDS OF UNITED STATES DOLLARS
MUS$    -    MILLIONS OF UNITED STATES DOLLARS
COP    -    COLOMBIAN PESO
BRL/R$    -    BRAZILIAN REAL
THR$        -     THOUSANDS OF BRAZILIAN REAL
PYG        -     PARAGUAYAN GUARANI

Contents of the Notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

Notes      Page

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS
	Note	As of June 30, 2026	As of December 31, 2025
		ThUS$	ThUS$
		Unaudited
Current Assets
Cash and cash equivalents	6 - 7	2,650,857	2,150,113
Other financial assets	7 - 11	102,591	70,544
Other non-financial assets	12	258,686	236,071
Trade and other accounts receivable	7 - 8	1,636,452	1,381,869
Accounts receivable from related entities	7 - 9	1,604	7
Inventories	10	565,004	458,566
Current tax assets	17	128,184	75,704
Total current assets other than non-current assets (or disposal groups) classified as held for sale		5,343,378	4,372,874
Non-current assets (or disposal groups) classified as held for sale	13	10,338	10,338

Total current assets		5,353,716	4,383,212

Non-current assets
Other financial assets	7 - 11	41,543	52,139
Other non-financial assets	12	98,525	93,517
Accounts receivable	7 - 8	13,816	13,950
Intangible assets other than goodwill	15	1,217,194	1,129,961
Property, plant and equipment	16	12,895,303	11,947,014
Deferred tax assets	17	27,945	21,098
Total non-current assets		14,294,326	13,257,679
Total assets		19,648,042	17,640,891

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND EQUITY
LIABILITIES	Note	As of June 30, 2026	As of December 31, 2025
		ThUS$	ThUS$
		Unaudited
Current liabilities
Other financial liabilities	7 - 18	992,016	745,303
Trade and other accounts payables	7 - 19	2,756,314	2,684,846
Accounts payable to related entities	7 - 9	3,433	7,707
Other provisions	20	7,102	8,413
Current tax liabilities	17	23,020	31,950
Other non-financial liabilities	21	4,156,396	3,816,175
Total current liabilities		7,938,281	7,294,394

Non-current liabilities
Other financial liabilities	7 - 18	8,036,085	7,343,223
Accounts payable	7 - 23	528,507	471,208
Other provisions	20	672,109	674,611
Deferred tax liabilities	17	353,171	338,674
Employee benefits	22	133,624	181,579
Total non-current liabilities		9,723,496	9,009,295
Total liabilities		17,661,777	16,303,689

EQUITY
Share capital	24	4,418,110	4,418,110
Retained earnings	24	2,661,126	2,170,280
Other equity	24	—	39
Other reserves	24	(5,077,978)	(5,242,835)
Parent’s ownership interest		2,001,258	1,345,594
Non-controlling interest	14	(14,993)	(8,392)
Total equity		1,986,265	1,337,202
Total liabilities and equity		19,648,042	17,640,891

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	Note	2026	2025	2026	2025
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited		Unaudited

Revenue	5 - 25	8,204,111	6,591,433	4,123,494	3,242,955
Cost of sales	26	(6,255,993)	(4,766,212)	(3,452,618)	(2,366,330)
Gross margin		1,948,118	1,825,221	670,876	876,625

Other income	27	129,319	98,210	59,144	36,087
Distribution costs	26	(330,291)	(264,028)	(163,438)	(128,998)
Administrative expenses	26	(427,771)	(397,919)	(211,726)	(206,141)
Other expenses	26	(274,289)	(290,189)	(128,105)	(158,668)
Other gains/(losses)	26	(15,440)	18,583	(8,428)	12,679
Income from the operational activities		1,029,646	989,878	218,323	431,584

Financial income	26	76,598	60,033	39,607	26,975
Financial costs	26	(328,471)	(307,049)	(164,465)	(155,324)
Foreign exchange gains (losses)		(87,114)	(126,048)	(32,968)	(50,903)
Result of indexation units		983	710	643	949
Income before taxes		691,642	617,524	61,140	253,281
Income Tax (expense)	17	3,963	(19,086)	56,774	(11,480)

NET INCOME FOR THE PERIOD		695,605	598,438	117,914	241,801

Income attributable to owners of the parent company		701,208	596,857	125,219	241,569
Income attributable to non-controlling interest	14	(5,603)	1,581	(7,305)	232

NET INCOME FOR THE PERIOD		695,605	598,438	117,914	241,801

EARNINGS PER SHARE
Basic earning per share (US$)	29	0.001221	0.000993	0.000218	0.000404
Diluted earning per share (US$)	29	0.001221	0.000993	0.000218	0.000404

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	Note	2026	2025	2026	2025
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited		Unaudited
NET INCOME FOR THE PERIOD		695,605	598,438	117,914	241,801
Components of other comprehensive income (loss) that will not be reclassified to income before taxes
Other comprehensive (loss), before taxes, gains (losses) by new measurements on defined benefit plans	24	4,485	(8,245)	(1,648)	(649)
Total other comprehensive income (loss) that will not be reclassified to income before taxes		4,485	(8,245)	(1,648)	(649)
Income (loss) components of other comprehensive income that will be reclassified to income before taxes
Gains/(losses) on currency translation, before tax		137,222	230,589	21,007	102,798
Other comprehensive income (loss), before taxes, currency translation differences		137,222	230,589	21,007	102,798
Cash flow hedges
Income (loss) on cash flow hedges before taxes	24	131,073	5,177	4,056	(21,801)
Reclassification adjustment on cash flow hedges before tax	24	(58,477)	2,762	(29,821)	10,685
Other comprehensive income (losses), before taxes, cash flow hedges		72,596	7,939	(25,765)	(11,116)
Change in value of time value of options
Income (losses) on change in value of time value of options before tax	24	(104,349)	(27,545)	(58,692)	(10,904)
Reclassification adjustments on change in value of time value of options before tax	24	57,605	22,792	46,531	12,065
Other comprehensive income (loss), before taxes, changes in the time value of the options		(46,744)	(4,753)	(12,161)	1,161
Total other comprehensive income (losses) that will be reclassified to losses before taxes		163,074	233,775	(16,919)	92,843
Other components of other comprehensive income (loss), before taxes		167,559	225,530	(18,567)	92,194
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	17	(420)	428	21	107
Income tax relating to other comprehensive income that will not be reclassified to income		(420)	428	21	107
Total Other comprehensive income (loss)		167,139	225,958	(18,546)	92,301
Total comprehensive income (loss)		862,744	824,396	99,368	334,102

Comprehensive income (loss) attributable to owners of the parent company		866,065	822,807	104,396	333,511
Comprehensive income (loss) attributable to non-controlling interests		(3,321)	1,589	(5,028)	591
TOTAL COMPREHENSIVE INCOME (LOSS)		862,744	824,396	99,368	334,102

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2026		4,418,110	39	—	(3,991,394)	(59,140)	45,439	(85,964)	37,235	(1,189,011)	(5,242,835)	2,170,280	1,345,594	(8,392)	1,337,202
Total increase (decrease) in equity
Net income for the period	24	—	—	—	—	—	—	—	—	—	—	701,208	701,208	(5,603)	695,605
Other comprehensive income (loss)		—	—	—	134,941	72,596	(46,744)	4,064	—	—	164,857	—	164,857	2,282	167,139
Total comprehensive income		—	—	—	134,941	72,596	(46,744)	4,064	—	—	164,857	701,208	866,065	(3,321)	862,744
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(210,362)	(210,362)	—	(210,362)
Increase (decrease) through transfers and other changes, equity	24-34	—	(39)	—	—	—	—	—	—	—	—	—	(39)	(3,280)	(3,319)
Total transactions with shareholders		—	(39)	—	—	—	—	—	—	—	—	(210,362)	(210,401)	(3,280)	(213,681)
Closing balance as of June 30, 2026 (Unaudited)		4,418,110	—	—	(3,856,453)	13,456	(1,305)	(81,900)	37,235	(1,189,011)	(5,077,978)	2,661,126	2,001,258	(14,993)	1,986,265

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2025		5,003,534	39	—	(4,209,660)	(52,896)	35,644	(69,414)	37,235	(1,169,506)	(5,428,597)	1,148,291	723,267	(11,938)	711,329
Total increase (decrease) in equity
Net income/(loss) for the period	24	—	—	—	—	—	—	—	—	—	—	596,857	596,857	1,581	598,438
Other comprehensive income		—	—	—	230,579	7,939	(4,753)	(7,815)	—	—	225,950	—	225,950	8	225,958
Total comprehensive income		—	—	—	230,579	7,939	(4,753)	(7,815)	—	—	225,950	596,857	822,807	1,589	824,396
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(179,057)	(179,057)	—	(179,057)
Increase (decrease) through transfers and other changes, equity	24 -33	—	—	(152,151)	—	—	—	—	—	(300,058)	(300,058)	—	(452,209)	(304)	(452,513)
Total transactions with shareholders		—	—	(152,151)	—	—	—	—	—	(300,058)	(300,058)	(179,057)	(631,266)	(304)	(631,570)
Closing balance as of June 30, 2025 (Unaudited)		5,003,534	39	(152,151)	(3,979,081)	(44,957)	30,891	(77,229)	37,235	(1,469,564)	(5,502,705)	1,566,091	914,808	(10,653)	904,155

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the period ended June 30,
	Note	2026	2025
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		8,846,582	7,151,738
Other cash receipts from operating activities		132,017	88,864
Payments for operating activities
Payments to suppliers for the supply goods and services		(5,859,621)	(4,514,461)
Payments to and on behalf of employees		(1,256,737)	(895,660)
Other payments for operating activities		(231,669)	(211,464)
Income taxes (paid)		(69,985)	(37,724)
Other cash inflows (outflows)	34	(17,675)	(40,322)

Net cash (outflow) inflow from operating activities		1,542,912	1,540,971
Cash flows from investing activities
Amounts raised from sale of property, plant and equipment		—	27,031
Purchases of property, plant and equipment	34	(673,760)	(934,050)
Purchases of intangible assets	34	(62,165)	(47,936)
Interest received		71,235	55,762
Other cash inflows (outflows)	34	39,611	28,715

Net cash (outflow) inflow from investing activities		(625,079)	(870,478)
Cash flows inflow (out flow) from financing activities
Payments to acquire or redeem the entity's shares	24	—	(151,997)
Amounts raised from long-term loans	34	221,828	445,020
Amounts raised from short-term loans	34	139,745	—
Loans repayments	34	(126,446)	(124,965)
Payments of lease liabilities	34	(244,977)	(202,369)
Dividends paid	34	(127,288)	(293,396)
Interest paid	34	(302,044)	(294,430)
Other cash (outflows) inflows	34	(15,603)	1,170
Net cash inflow (outflow) from financing activities		(454,785)	(620,967)
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		463,048	49,526
Effects of variation in the exchange rate on cash and cash equivalents		37,696	61,244
Net (decrease) increase in cash and cash equivalents		500,744	110,770
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	6	2,150,113	1,957,788
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	6	2,650,857	2,068,558

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (“LATAM” or the "Company") is an open stock company which holds the values inscribed in the Registro de Valores of the Commission for the Financial Market, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. Additionally, during the third quarter of 2024, it relisted its American Depositary Receipts ("ADRs") on the New York Stock Exchange ("NYSE") in the United States of America.
Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa, Asia and Oceania . These businesses are developed directly or by its subsidiaries in Chile, Ecuador, Peru, Brazil, Colombia and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.
The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.
As of June 30, 2026, the Company's statutory capital amounts to US$4,418,109,716.78 and is represented by 574,215,983,709 shares, all issued, ordinary, without par value, fully subscribed and paid. The foregoing, considering (i) the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings, (ii) the Capital decrease required for the Chilean Capital Markets law that appears in a public deed dated September 6, 2023, granted at the Notary of Santiago of Mr. Eduardo Javier Diez Morello, (iii) the modification of the Company's by laws to account for said full capital reduction, agreed at an Extraordinary Shareholders meeting dated April 25, 2024, reduced to a public deed dated April 25, 2024, granted in the Notary of Santiago of Mr. Luis Eduardo Rodriguez Burr, an extract of which was registered in the Commercial Registry of the Registrar of Real Estate of Santiago on page 44,323 number 18,314 corresponding to the year 2024, and was published in the Official Gazette dated May 29, 2024 and (iv) the reduction of share capital by operation of law, evidenced by the public deed dated June 18, 2026, executed before Eduardo Javier Díez Morello, Notary Public of Santiago, as a result of the early redemption of the Series H Convertible Bonds, and the consequent cancellation by operation of law of the corresponding support shares, together with the resulting reduction of the Company's share capital, also occurring by operation of law as a consequence of such cancellation. In addition, the current share capital structure reflects the early cancellation of 30,221,893,878 treasury shares previously issued by the Company and acquired under the share repurchase programs approved at the Extraordinary Shareholders’ Meetings held on March 17 and June 26, 2025. This capital optimization transaction, together with the corresponding reduction of share capital in the amount of US$585,424,212, was approved at the Extraordinary Shareholders’ Meeting held on October 17, 2025, the minutes of which were executed as a public deed dated October 17, 2025, granted before the Notary Public of Santiago, Mr. Eduardo Diez Morello. An excerpt thereof was registered in the Commercial Registry of the Santiago Real Estate Registrar under page 105,884, number 39,532, corresponding to the year 2025, and was published in the Official Gazette on November 15, 2025.

The major shareholders of the Company, considering the total amount of subscribed and paid shares, are Banco de Chile on behalf of State Street which owns 15.96%, Delta Air Lines with 10.57% and Qatar Airways with 10.56% ownership interest.

As of June 30, 2026, the Company had a total of 2,020 shareholders in its registry. At that date, approximately 8.05% of the Company's capital stock was in the form of ADRs.

As of June 30, 2026, the Company had an average of 42,400 employees, ending this year with a total of 43,341 collaborator, distributed in 5,414 Administration employees, 22,096 in Operations, 10,708 Cabin Crew and 5,123 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)Percentage ownership

Tax No.	Company	Country of origin	Functional Currency	As June 30, 2026			As December 31, 2025
				Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
76.717.244-3	Prime Cargo SpA.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Training LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited (*)	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Professional Airline Services INC. and Subsidiaries	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Latam Travel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000
Foreign	Faisán Finance DAC (*)	Ireland	US$	0.0000	0.0000	0.0000	100.0000	0.0000	100.0000
78.428.605-3	Latam Ventures SPA. and Subsidiary	Chile	US$	100.0000	0.0000	100.0000	—	—	—
Foreign	TAM S.A. and Subsidiaries (**)	Brazil	BRL	63.0987	36.9013	100.0000	63.0987	36.9013	100.0000

(*)      These subsidiaries have no operations.

(**)     As of June 30, 2026, the indirect participation percentage of TAM S.A. and its Subsidiaries is from Holdco I S.A., a company which LATAM Airlines Group S.A. has a 100% share on economic rights and 51.04% of political rights. Its percentage arose as a result of the provisional measure No. 863 of the Brazilian government implemented in December of 2018 that allows foreign capital to have up to 100% of the share ownership of a Brazilian Airline.

b)Financial Information

		Statement of financial position						Net Income
								For the period ended June 30,
		As of June 30, 2026			As of December 31, 2025			2026	2025

Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	443,905	2,043,872	(1,186,134)	549,409	2,048,197	(1,117,168)	(69,866)	(14,932)
Foreign	Latam Airlines Perú S.A.	490,131	462,415	27,716	529,475	418,988	110,487	(82,771)	21,606
93.383.000-4	Lan Cargo S.A.	588,993	324,043	264,950	578,756	318,492	260,264	5,372	(24,555)
76.717.244-3	Prime Cargo SpA.	15,632	11,104	4,528	16,818	12,333	4,485	144	(111)
Foreign	Connecta Corporation	37,416	12,666	24,750	37,884	10,717	27,167	(2,417)	(1,619)
Foreign	Prime Airport Services Inc. and Subsidiary (*)	20,473	14,548	5,925	19,264	15,291	3,973	1,951	728
96.951.280-7	Transporte Aéreo S.A.	233,558	147,655	85,903	234,376	141,333	93,043	(8,284)	(11,298)
96.631.520-2	Fast Air Almacenes de Carga S.A.	30,048	18,129	11,919	30,055	18,951	11,104	1,105	2,319
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	206,743	140,805	(88,781)	264,655	145,918	(45,855)	(42,927)	13,583
96.575.810-0	Inversiones Lan S.A.	1,200	45	1,155	1,208	48	1,160	(6)	21
96.847.880-K	Technical Training LATAM S.A.	1,411	919	492	1,485	1,060	425	71	181
Foreign	Latam Finance Limited	110	208,620	(208,510)	111	208,620	(208,509)	(1)	(1)
Foreign	Professional Airline Services INC. and Subsidiary (*)	12,172	1,430	10,742	11,382	2,084	9,298	1,445	—
Foreign	Jarletul S.A.	4	1,101	(1,097)	9	1,101	(1,092)	(4)	(3)
Foreign	Latam Travel S.R.L.	—	—	—	95	—	95	(95)	2
76.262.894-5	Latam Travel Chile II S.A.	338	1,225	(887)	338	1,225	(887)	—	(2)
Foreign	Latam Travel S.A.	4,025	2,064	1,961	4,323	1,807	2,516	(379)	47
Foreign	Faisán Finance DAC	—	—	—	—	—	—	—	—
78.428.605-3	Latam Ventures SPA. and Subsidiary (*)	18,566	568	17,998	—	—	—	(2)	—
Foreign	TAM S.A. and Subsidiaries (*)	5,819,800	3,695,758	2,122,865	4,963,316	3,167,385	1,794,199	262,223	93,372

(*)    The Equity reported corresponds to Equity attributable to owners of the parent company, it does not include Non-controlling participation.

In addition, the following special purpose entities have been consolidated: (1) Chercán Leasing Limited, intended to finance advance payments of aircraft; (2) Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai; (3) Jin Shan 16; and (4) Star Rising Aviation 45 Limited, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which LATAM has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.

Changes occurred in the consolidation perimeter between January 1, 2025 and June 30, 2026, are detailed below:

(1)Incorporation or acquisition of companies

-On January 27, 2025, Transportes Aéreos del Mercosur S.A. approved the distribution of total dividends for an amount of ThUS$6,056 (ThUS$5,752 paid to TAM S.A. and ThUS$304 paid to a non-controlling interest), corresponding to profits for the 2024 financial year. Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

-On February 3, 2025, a capital increase was made in Americonsult de Costa Rica S.A., through a the contribution of Americonsult, S.A. de C.V. of accounts receivable for ThUS$489; consequently, there were no significant changes in the shareholding composition, and therefore, did not generate any effect within the Consolidated Financial Statements.

-On February 28, 2025, a capital reduction was carried out at TAM S.A. through the absorption of accumulated losses and legal reserves, in the amount of ThUS$670,075. This transaction did not generate any impact effect within the Consolidated Financial Statements.

-On February 28, 2025, a capital reduction was carried out at TAM Linhas Aéreas S.A. through the absorption of accumulated losses and legal reserves, in the amount of ThUS$695,701. This transaction did not generate any impact effect within the Consolidated Financial Statements.

-On March 17, 2025, a capital reduction was carried out at Inversora Cordillera S.A. through the absorption of losses in the amount of ThUS$4,542. Consequently, there were no significant changes in the shareholding composition, and therefore, did not generate any impact effect within the Consolidated Financial Statements.

-On March 31, 2025, the clousure of Laser Cargo S.R.L.and Consorcio Fast Air Laser Cargo UTE, did not generate any impact effect within the Consolidated Financial Statements.

-On April 25, 2025, the Company Atlantic Aviation Investment LLC. was liquidated and its controller Lan Pax Group S.A. acquired all its assets, liabilities, rights and obligations, as a result of the liquidation. These transactions were carried out between entities under common control of LATAM Airlines Groups S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On August 5, 2025, Americonsult de Guatemala was legally dissolved, did not generate any impact effect within the Consolidated Financial Statements.

-On August 28, 2025, Americonsult de Costa Rica S.A. was legally dissolved, did not generate any impact effect within the Consolidated Financial Statements.

-On September 9, 2025, TAM S.A. approved the distribution of a total dividend amounting to ThUS$105,376 (of whichThUS$95,684 was paid to LATAM Airlines Group S.A. and ThUS$9,692 was paid to Holdco I S.A.), corresponding to profits for the year 2025. Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

-On October 29, 2025, Multiplus Corretora de Seguros Limitada and Prismah Fidelidade Limitada merged with TAM Linhas Aéreas S.A., did not generate any impact effect within the Consolidated Financial Statements.

-On October 29, 2025, TP Franchising Limitada was absorbed by Fidelidade Viagens e Turismo S.A., which acquired all of its assets, liabilities, rights, and obligations. This transaction was carried out between entities of the LATAM Airlines Group S.A. and, therefore, had no effect on the Consolidated Financial Statements.

-On November 14,2025, Lan Cargo S.A., as sole shareholder, increased its capital in Prime Cargo SpA. by ThUS$4,077. This transaction did not generate any effect on the Consolidated Financial Statements.

-On December 16, 2025, TAM S.A. approved the distribution of a total dividend amounting to ThUS$366,788 (of which ThUS$323,578 was paid to LATAM Airlines Group S.A. and ThUS$43,210 was paid to Holdco I S.A.), corresponding to profits for the year 2025. Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

-On January 26, 2026, Transportes Aéreos del Mercosur S.A. approved the distribution of a total dividend amounting to ThUS$21,476 (of which ThUS$20,398 was paid to LATAM Airlines Group S.A. and ThUS$1,078 was paid to a non-controlling interest), corresponding to profits for the year 2025. Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

-On January 27, 2026, TAM S.A. approved the distribution of a total dividend amounting to ThUS$61,849 (of which ThUS$58,762 was paid to LATAM Airlines Group S.A. and ThUS$3,087 allocated to legal reserve), corresponding to profits for the year 2025.

Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

-On February 19, 2026, the Company Línea Aérea Carguera del Ecuador S.A. was incorporated, which is 100% owned by Latam Airlines Ecuador S.A. whose purpose is to carry out international air cargo transport services and the development of related activities.

-On March 2, 2026, Holdco I S.A. approved the distribution of a total dividend amounting to ThUS$40,000 (of which ThUS$39,999 was paid to LATAM Airlines Group S.A. and ThUS$1 was paid to a non-controlling interest), corresponding to profits for the year 2025. Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

-On March 6, 2026, Latam Travel S.A. approved the distribution of a total dividend amounting to ThUS$514 (of which ThUS$483 was paid to LATAM Airlines Group S.A., ThUS$20 was paid to Lan Pax Group S.A. and ThUS$2 was paid to Inversora Cordillera S.A.), corresponding to profits for the year 2025. Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

-On April 10, 2026, the Company Global Connect Hub LLC was incorporated, which is 100% owned by Prime Airport Services Inc. whose purpose is to carry out commercial activities related to transportation and logistics.

-On April 13, 2026, the Company Faisán Finance DAC was liquidated, which had no financial charges or outstanding debts registered at the time of its closure.

-On May 4, 2026, the Company Latam Ventures SPA. was incorporated, which is 100% owned by Latam Airlines Group S.A., whose purpose is to carry make investments and provide advertising, financial and technological services.

-On June 9, 2026, the Company Latam Ventures Brasil LTDA. was incorporated, which is 100% owned by Latam Ventures SPA. whose purpose is to make investments and provide advertising, financial and technological services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.    Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of June 30, 2026 and for the six-month and three-month periods ended June 30, 2026, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 describe the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

These consolidated financial statements have been prepared in accordance with the accounting policies used by the Company in the preparation of the 2025 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2026.

(a)Application of new standards for the year 2026:
Accounting pronouncements with implementation effective from January 1, 2026:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendment to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments	May 2024	01/01/2026

The adoption of the amendments to IFRS 9 and IFRS 7 did not have a material impact on the Company’s financial statements. In relation to the amendment regarding the electronic settlement of financial liabilities, the Company did not elect to apply the accounting policy option introduced by IFRS 9 to derecognize financial liabilities before the settlement date and continued to recognize such liabilities until settlement occurred. Accordingly, the adoption of these amendments did not result in any material accounting impacts or require significant additional disclosures.

(b)     Accounting pronouncements not in force for the financial year beginning on January 1, 2026:

	Issuance Date	Effective Date:
(i) Standards and amendments

IFRS 18: Presentation and disclosures in the financial statements	April 2024	01/01/2027

IFRS 19 Subsidiaries without Public Accountability: Disclosures	May 2024	01/01/2027

Amendments to IAS 21: Translation to a Hyperinflationary Presentation Currency	November 2025	01/01/2027

The Company's management is currently evaluating the potential impact of applying IFRS 18 Presentation and disclosure in Financial Statements on the consolidated financial statements. Furthermore, it is estimated that the adoption of the amendment to IFRS 19 Non-Publicly Owned Subsidiaries: Disclosures, and the amendment to IAS 21, will not have a significant effect on the company's consolidated financial statements in the year of their initial adoption.

2.2.    Basis of Consolidation

(a)    Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and cash are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary, in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be disclosed when carrying out a business combination, such as the acquisition of an entity by the Company, the acquisition method provided for in IFRS 3: Business combinations is used.

(b)    Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to the loss of control, as equity transactions without an effect on income.

(c)    Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes the assets and liabilities of the subsidiary, the non-controlling interest and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function within Other gains/(losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the disposed subsidiary which does not represent control, this is recognized at fair value on the date that control is lost and the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly the assets and related liabilities, which can cause these amounts to be reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

2.3.    Foreign currency transactions

(a)    Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and its Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States Dollar, which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)    Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. When there is no exchangeability between two currencies on the measurement date, the spot exchange rate on that date will be estimated. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)    Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS Accounting Standards, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive income and cash flows of the group's entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index ("CPI"), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary ítems and income and costs are recognized in the consolidated income statement under "Result of indexation units".

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 were recognized in the consolidated "Retained earnings/(losses)".

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy. At that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)    Group entities

The results and the financial situation of the Group's entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)    Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)    The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)    All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within "Gains/(losses) on currency translation, before tax".

For those subsidiaries of the group whose functional currency is different from the presentation currency and corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

2.4.    Property, plant and equipment

The land of LATAM Airlines Group S.A. and its Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are recorded, both at their initial recognition and their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to impairment.

The amounts of advances paid to the aircraft manufacturers are capitalized by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to income when they are incurred.

The depreciation of the Property, plant and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions "Cost of sales" and "Administrative expenses".

The residual value and the useful life of assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.    Intangible assets other than goodwill

(a)     Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of miles that is part of TAM Linhas Aereas S.A.

(b)    Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and other costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets other than Goodwill when they have met all the criteria for capitalization.

2.6.    Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.7.    Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life and IT projects under development are not subject to amortization and are subject to annual impairment testing or if there are indications of impairment, as an integral part of the Air Transport CGU. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs of sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under "Other gains (losses)".

2.8.    Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a)      Debt instruments
The subsequent measurement of debt instruments depends on the group's business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b)      Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in Other gains/(losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit.

2.9. Derivative financial instruments and embedded derivatives

Derivative financial instruments and hedging activities

Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:

(a) Hedge of an identified risk associated with a recognized liability or an expected highly- probable transaction (cash-flow hedge), or

(b)      Derivatives that do not qualify for hedge accounting.

At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an Other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.
(a) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss. When these amounts correspond to hedging derivatives of highly probable items that give rise to non-financial assets or liabilities, in which case, they are recorded as part of the non-financial assets or liabilities.
For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line-item Cost of sales to the extent that the fuel subject to the hedge is used.

Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to this part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.

When a hedging instrument matures, is sold, or fails to meet the requirements to be accounted for as a hedge, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.

When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.

(b) Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. LATAM Airlines Group S.A. has determined that no embedded derivatives currently exist.

2.10.    Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.11.    Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under "Cost of sales". When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.12.    Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

2.13.    Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.14.    Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.15.    Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.
Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal and compliance with contractual agreements at the closing date of these financial statements.

Convertible Notes

The component parts of the convertible notes issued by LATAM Airlines Group S.A. are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The conversion option classified as equity is determined by the deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in other equity, net of income tax effects. and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in other equity until the conversion option is exercised, in which case, the balance recognized in other equity will be transferred to share capital. Where the conversion option remains unexercised at maturity date of the convertible bond, the balance recognized in other equity will be transferred to "Retained earnings". No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity.

2.16.    Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws enacted at the date of the statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated according to the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. When deferred taxes arise from the initial recognition of a liability or an asset in a transaction other than a business combination, which at the time of the transaction does not affect either the accounting result or the tax profit or loss, they are recorded. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in the statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity or arises from a business combination. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

Deferred tax assets and liabilities are offset if, and only if:

(a) there is a legally enforceable right to set off current tax assets and liabilities, and
(b) the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

LATAM Airlines Group S.A. has assessed the potential impact arising from the implementation of the so-called “GloBE Rules” or “Pillar Two”, which aim to ensure that multinational groups are subject to a minimum effective tax rate of 15%.

Based on the analyses performed, the Group has concluded that, with the exception of Brazil and Uruguay, no entity within the LATAM Group is expected to have a financial impact arising from the application of the GloBE Rules as of June 30, 2026, based on the information available at that date. This is either because such entities fall outside the scope of the GloBE Rules (as they do not meet the criteria to be considered "Constituent Entities") or because they are located in jurisdictions that, as of that date, have not implemented the Pillar Two rules.

With respect to Brazil and Uruguay, although the local entities fall within the scope of Pillar Two and are therefore subject to compliance obligations, the analyses performed to date — including the application of the Transitional Safe Harbours and preliminary GloBE modelling — indicate that no material impact on the Group’s consolidated results is expected. Accordingly, no income tax expense related to Pillar Two has been recognized as of the reporting date.

Given the complexity and evolving nature of this new legislation, LATAM Group continues to monitor and assess potential impacts on an ongoing basis, particularly in the event that jurisdictions which have not yet implemented Pillar Two decide to do so, or if further analysis becomes necessary with respect to entities classified as “Constituent Entities”.

LATAM Airlines Group S.A. and its Subsidiaries have adopted the exception set out in paragraph 4A of IAS 12, incorporated in the amendment published on May 23, 2023, and therefore have not recognized deferred tax assets or liabilities related to Pillar Two income taxes.

2.17.    Employee benefits

(a)    Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.
(b)    Share-based compensation

The compensation plans implemented based on the value of the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for cash settled awards the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c)     Post-employment

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)    Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e)    Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates the employee relationship; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.18.    Provisions

Provisions are recognized when:

(i) The Company has a present legal or constructive obligation as a result of a past event;

(ii) It is probable that payment is going to be required to settle an obligation; and

(iii) A reliable estimate of the obligation amount can be made.

2.19.    Revenue from contracts with customers

(a)     Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been provided or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)     Expiration of air tickets

The Company estimates on a monthly basis the probability of expiration of air tickets, with refund clauses, based on their history of use. Air tickets without a refund clause expire on the date of the flight in case the passenger does not show up.

(c)     Costs associated with the contract

The costs related to the sale of air tickets are capitalized and deferred until the moment of providing the corresponding service. These assets are included under the heading "Other non-financial assets" on "Current Assets" in the Consolidated Classified Statement of Financial Position.

(d)     Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass and LATAM Pass Brazil, whose objective is building customer loyalty through the delivery of miles.

These programs give their frequent passengers the possibility of earnings LATAM Pass miles, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAM Pass miles to financial and non-financial partners through commercial alliances to award miles to their customers.

To reflect the miles earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earnings miles (2) miles sold to financial and non-financial partner.

(1)    Passenger Ticket Sales Earnings Miles.

In this case, the miles are awarded to customers at the time that the company performs the flight.

To value the miles earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value ("ETV"). Our estimate of ETV is adjusted for miles that are not likely to be redeemed ("breakage").

The balance of miles that are pending to redeem are included within deferred revenue.

(2)    Miles sold to financial and non-financial partners

To value the miles earned through financial and non-financial partners, the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the miles awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the miles earned become part of the Deferred Revenue, and the remaining performance obligations are recorded as revenue when the miles are delivered to the client.

When the miles are exchanged for products and services other than the services provided by the Company, the income is recognized immediately; when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and Subsidiaries, the income is deferred until the air transport service is provided.

The miles that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

2.20.    Leases

The Company recognizes contracts that meet the definition of a lease as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Right of use assets are measured at cost including the following:

-The amount of the initial measurement of the lease liability;
-Lease payment made at or before commencement date;
-Initial direct costs, and
-Restoration costs.

The right of use assets are recognized in the statement of financial position in Property, plant and equipment.

Lease liabilities include the net present value of the following payments:

-Fixed payments including in substance fixed payment.
-Variable lease payments that depend on an index or a rate;
-The exercise price of a purchase option, if it is reasonably certain that the option will be exercised.

The discount rate that LATAM Airlines Group S.A. and Subsidiaries uses is the interest rate implicit in the lease, if that rate can be readily determined. This is the rate of interest that causes the present value of (a) lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

LATAM Airlines Group S.A. and Subsidiaries uses its incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

Lease liabilities are recognized in the statement of financial position under “Other financial liabilities, current or non-current”.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in "Financial costs".

Principal and interest are present in the consolidated cash flow as "Payments of lease liability" and "Interest paid", respectively, within financing cash flows.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented within operating cash flows.

The Company analyzes the financing agreements of aircraft, mainly considering characteristics such as:

(a)     That the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.
(b)     Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continues to be presented within the “Other financial liabilities” described in Note 18. On the other hand, the aircraft are presented in Property, Plant and Equipment, as described in Note 16, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

2.21.    Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.22.    Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed; and once done, recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.23.    Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.    Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)    Market risk

Due to the nature of its operations, the Company has exposure to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed manuals and procedures to manage the market risk, which goal is to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies their exposures and their risk, and develops and executes hedging strategies.

(i)    Fuel-price risk

Exposure:

For the execution of its operations, the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the fuel-price risk exposure, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which may have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended June 30, 2026, the Company recognized gains of US$16.2 million for fuel hedging net of premiums in the costs of sales for the year. During the year ended June 30, 2025, the Company recognized losses of US$18.5 million for fuel hedging net of premiums in the costs of sales for the year.

As of June 30, 2026, the market value of the fuel positions amounted to US$57.1 million (positive). At the end of December 2025, this market value was US$14.0 million (positive).

The following tables show the level of hedge for different periods:

Positions as of June 30, 2026 (*) (Unaudited)	Maturities
	Q326	Q426	Q127	Q227	Total
Percentage of coverage over the expected volume of consumption	45%	27%	12%	7%	23%

Positions as of December 31, 2025 (*)	Maturities
	Q126	Q226	Q326	Q426	Total
Percentage of coverage over the expected volume of consumption	48%	39%	26%	17%	32%

(*) The percentage shown in the table considers all the hedging instruments (options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. Therefore, the strategy is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$5 per barrel in the underlying reference price curve at the end of June 2026 and the end of December 2025. The projection period was defined until the end of the last fuel hedging contract in force, being the last business day of the first quarter of 2027.

Benchmark price (US$ per barrel)	Positions as of June 30, 2026 effect on Equity (MUS$)	Positions as of December 31, 2025 effect on Equity (MUS$)
	Unaudited
+5	+5.6	+17.6
-5	-5.9	-15.1

Given the fuel hedging structure as of the first half of 2026, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$80.2 million lower fuel cost for that half. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$84.8 million in higher fuel costs.

(ii)    Foreign exchange rate risk:

Exposure:

The functional currency of the financial statements of the parent company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company's business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company's Consolidated Income.

The largest operational exposure to LATAM's exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian real (R$), and are actively managed by the Company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting hedging or non-hedging derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

As of June 30, 2026, the Company recognized losses of US$15.3 million for FX hedging derivatives net of premiums reflected in exchange rate. At the end of June of 2025, the Company recognized losses for US$7.1 million for FX hedging derivatives in exchange rate.

As of June 30, 2026, the market value of hedging FX derivative positions is (US$2.9 million). As of December 31, 2025, the market value of the hedging FX derivative positions was US$2.7 million. As of June 30, 2026, the

Company has current hedging FX derivatives for US$624 million. As of December 31, 2025, the Company held hedging FX derivatives of US$355 million.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation) of R$/US$	Effect on equity as of June 30, 2026 (MUS$)	Effect on equity as of December 31, 2025 (MUS$)
	Unaudited
-10%	-8.8	-7.9
+10%	+32.8	+10.9

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/losses).

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its assets and liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from US dollar to Brazilian reais, they have an impact on the result of TAM S.A., which is consolidated in the Company's Income Statement.

In order to reduce the impact on the Company's result caused by appreciations or depreciations of R$/US$, the Company carries out internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

Appreciation (depreciation) of R$/US$	Effect on Income Statement for the period ended June 30, 2026 (MUS$)	Effect on Income Statement for the period ended June 30, 2025 (MUS$)
	Unaudited	Unaudited
-10%	-74.1	-82.1
+10%	+74.1	+82.1
Impact of the exchange rate variation in the Equity, from translating the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment).

Since the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income (Cumulative Translation Adjustment) by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation of 10% in the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at June 30, 2026 MUS$	Effect at December 31, 2025 MUS$
	Unaudited
-10%	+415.91	+368.74
+10%	-340.29	-301.70

(iii)    Interest -rate risk:

Exposure:

The Company has exposure to fluctuations in interest rates affecting the future cash flows of the assets, and current and future financial liabilities.

The Company is mainly exposed to the Secured Overnight Financing Rate (“SOFR”) and other less relevant interest rates such as Brazilian Interbank Certificates of Deposit (“CDI”) .

Of the company's financial debt subject to variable rates, all of the contracts maintain exposure to the SOFR reference rate.

Mitigation:

Currently, 60% (66% as of December 31, 2025) of the debt is fixed against fluctuations in interest rates. The variable debt is indexed to the reference rate based on SOFR.

Likewise, most of the company's liquidity is denominated in US dollars and indexed to a return rate similar and with a similar fluctuation to the SOFR rate, which helps reduce exposure.

Rate Hedging Results:

During the period ended June 30, 2026, the Company did not recognize any losses for premiums paid. At the end of June of 2025, the Company did not recognize any losses for premiums paid.

As of June 30, 2026, the Company does not hold any outstanding interest rate derivatives, as of December 31, 2025 the Company did not hold any outstanding interest rate derivative positions.

As of June 30, 2026, the Company did not recognize an decrease in the right-of-use asset due to the expiration of derivatives associated with certain aircraft leases. As of December 31, 2025, the Company recognized an increase in the right-of-use asset due to the expiration of derivatives for US$2.2 million associated with the aircraft lease. On this same date, a lower depreciation expense of the right-of-use asset for US$0.5 million was recognized. At the end of June of 2025, the Company recognized US$1.0 million for this same concept.

As of June 30, 2026, the Company did not recognize maturities of derivatives associated with aircraft leases. As of December 31, 2025, the Company settled derivatives associated with hedges of leased aircraft for US$2.2 million.

Sensitivity analysis:
The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease) of future curve SOFR rate	Positions as of June 30, 2026 effect on Income (Loss) before taxes (MUS$)	Positions as of June 30, 2025 effect on Income (Loss) before tax (MUS$)
	Unaudited	Unaudited
+100 basis points	-19.31	-13.36
-100 basis points	+19.31	+13.36

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity.

Increase (decrease) interest rate curve	Positions as of June 30, 2026 effect on equity (MUS$)	Positions as of December 31, 2025 effect on equity (MUS$)
Unaudited
+100 basis points	—	—
-100 basis points	—	—

The calculations were made by vertically increasing (decreasing) 100 basis points of the interest rate curve, both scenarios being reasonably possible according to historical market conditions.

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.

During the period ended June 30, 2026, the Company did not record any losses for ineffectiveness in the consolidated income statement for this type of coverage.

(b)     Credit risk

Credit risk occurs when the counterparty does not comply with its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The customer portfolio as of June 30, 2026 has experienced an increase of 17% compared to the balance as of December 31, 2025, mainly due to an increase in passenger transportation operations (travel agencies and corporate) which increased by 18% in its sales, mainly affecting the payment methods credit card 15%, and cash sales 19%. In relation to the cargo business, its operations increased by 11% compared to December 2025. There was special consideration for the Expected Credit Loss calculation for the clients with balance at the year end that management considered risky. The Expected Credit Loss at the end of June 2026 had a decrease of 17% compared to the end of December 2025, due to the reduction of the portfolio resulting from recoveries and the application of write-offs during the period.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and derivatives contracts.
To reduce the credit risk related to operational activities, the company has implemented credit limits to limit the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

(i)Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits informed to the Company’s Board, mainly in time deposits with different financial institutions, private investment funds and short-term mutual funds. These investments are booked as Cash and cash equivalents.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) its credit rating, and (ii) investment limits according to the Company’s level of liquidity. According to these two parameters, the Company chooses the most restrictive parameter of the previous two and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)     Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association (“IATA”), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, it is excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Billing Settlement Plan (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

The sales invoicing of TAM Linhas Aéreas S.A. related with cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aereas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to mitigate the exposure of their debtors which are monitored permanently . The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)    Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations.

The balance of liquid funds, future cash generation and the ability to obtain financing, provide the Company with alternatives to meet future investment and financing commitments.

As of June 30, 2026, the balance of liquid funds is US$2,651 million (US$2,150 million as of December 31, 2025), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of June 30, 2026, LATAM maintains three Revolving Credit Facility for a total of US$1,850 million, one for an amount of US$800 million, another for an amount of US$750 million and the last one for US$300 million. The first two are fully available whilst the third has US$25 million undrawn and available. With this, the sum of the three committed credit lines amounts to a total of US$1,575 million. The first of these lines is secured by and subject to the availability of certain collateral (i.e. aircraft, engines and spare parts). The second one, is secured by certain intangibles assets of the Company, which are shared with both international bonds. The third is collateralized by spare engines. (See Note 31)

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2026 (Unaudited)
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	SANTANDER	Spain	US$	37,744	106,830	29,374	—	—	173,949	168,408	Montlhy	5.62	5.62

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	3,327	6,654	6,654	205,804	222,439	166,340	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	30,500	140,750	342,500	2,432,250	—	2,946,000	2,200,000	To the expiration	8.46	7.78

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,305	16,209	42,112	41,095	71,073	175,793	139,747	Quarterly	5.28	5.28
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,344	15,934	40,948	42,913	—	105,139	91,631	Quarterly	4.96	4.96
0-E	CCB	Ireland	US$	6,011	17,613	46,031	44,532	323,439	437,626	281,042	Quarterly	5.66	5.66
0-E	BOCOMM	Ireland	US$	6,126	17,928	46,246	43,780	237,391	351,471	236,979	Quarterly	5.79	5.79

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	5,452	16,347	42,460	6,710	—	70,969	68,746	Quarterly	2.03	1.79
0-E	NATIXIS	France	US$	14,469	42,250	93,320	49,276	22,841	222,155	194,946	Quarterly	5.43	5.43
0-E	SOCIETE GENERALE	France	US$	3,478	10,397	27,748	27,786	27,828	97,238	80,000	Quarterly	5.58	5.58
0-E	CREDIT AGRICOLE	France	US$	4,045	12,682	300,376	—	—	317,103	275,012	To the expiration	5.71	5.71

Financial lease
0-E	NATIXIS	France	US$	9,277	27,797	91,346	59,734	—	188,154	153,957	Quarterly	5.63	5.63
0-E	EXIM BANK	U.S.A.	US$	25,664	62,035	134,323	47,742	1,826	271,589	258,379	Quarterly	3.48	2.60
0-E	BOC AVIATION	U.S.A.	US$	4,209	12,604	33,646	33,631	145,092	229,182	155,705	Quarterly	6.04	6.04
0-E	CCB	Ireland	US$	3,633	10,774	27,878	26,543	167,575	236,404	154,500	Quarterly	5.62	5.62
0-E	BANK OF UTAH	U.S.A.	US$	5,976	18,012	63,199	50,338	46,393	183,918	145,935	Monthly	10.46	10.46

	TOTAL			167,233	531,489	1,368,161	2,912,984	1,249,262	6,229,129	4,771,326

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2026 (Unaudited)
Debtor: TAM S.A. Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	8,866	—	—	10,906	10,906	Quarterly	—	—

	TOTAL			510	1,530	8,866	—	—	10,906	10,906

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2026 (Unaudited)
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	200,757	579,688	1,390,592	1,230,347	2,098,051	5,499,435	4,002,406	—	—	—
	OTHER ASSETS	OTHERS	US$	5,244	16,080	39,743	28,725	89,060	178,852	131,637	—	—	—
			CLP	287	861	2,297	2,296	18,945	24,686	24,416	—	—	—
			UF	1,611	4,749	11,105	8,007	4,466	29,938	23,098	—	—	—
			COP	528	1,291	777	—	—	2,596	2,464	—	—	—
			EUR	25	73	158	126	131	513	410	—	—	—
			BRL	3,518	10,494	16,535	14,835	7,929	53,311	38,279	—	—	—
			MXN	32	97	71	—	—	200	184	—	—	—
Trade and other accounts payables
-	OTHERS	OTHERS	US$	1,038,507	5,220	—	—	—	1,043,727	1,043,727	—	—	—
			CLP	206,671	89	—	—	—	206,760	206,760	—	—	—
			BRL	1,270,394	—	—	—	—	1,270,394	1,270,394	—	—	—
			Other currency	233,630	1,803	—	—	—	235,433	235,433	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	—	—	—	—	—	—	—	—	—
Foreign	Delta Air Lines, Inc.	U.S.A	US$	—	3,433	—	—	—	3,433	3,433	—	—	—
	Total			2,961,204	623,878	1,461,278	1,284,336	2,218,582	8,549,278	6,982,641
	Total consolidated			3,128,947	1,156,897	2,838,305	4,197,320	3,467,844	14,789,313	11,764,873

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2025
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	3,159	6,266	6,266	202,439	218,130	164,600	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	30,500	140,750	342,500	1,687,375	830,500	3,031,625	2,200,000	To the expiration	8.46	7.78
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	—	0.006	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,370	15,576	40,835	40,993	81,342	184,116	146,535	Quarterly	5.38	5.38
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,307	15,611	40,740	52,876	—	114,534	99,775	Quarterly/Monthly	5.81	5.81
0-E	CCB	Ireland	US$	3,670	10,686	27,597	26,849	199,000	267,802	170,208	Quarterly	5.75	5.75
0-E	BOCOMM	Ireland	US$	6,149	18,209	46,836	44,371	248,051	363,616	242,188	Quarterly	5.83	5.83

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	5,463	16,383	43,668	16,557	—	82,071	78,956	Quarterly	2.03	1.79
0-E	NATIXIS	France	US$	14,707	43,262	108,256	50,467	34,705	251,397	218,473	Quarterly	5.39	5.39
0-E	CREDIT AGRICOLE	France	US$	4,378	13,063	310,081	—	—	327,522	275,012	To the expiration	5.94	5.94

Financial lease
0-E	NATIXIS	France	US$	9,409	27,399	70,797	96,349	—	203,954	166,742	Quarterly	6.12	6.12
0-E	US BANK	U.S.A.	US$	25,763	73,206	148,595	61,763	13,355	322,682	305,863	Quarterly	3.54	2.68
0-E	EXIM BANK	U.S.A.	US$	1,438	4,175	11,172	11,187	49,887	77,859	52,500	Quarterly	6.31	6.31
0-E	BANK OF UTAH	U.S.A.	US$	5,952	17,928	54,357	48,204	69,393	195,834	149,983	Monthly	10.46	10.46

	TOTAL			118,106	399,407	1,251,700	2,143,257	1,728,672	5,641,142	4,270,838

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2025
Debtor: TAM S.A. Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	9,886	—	—	11,926	11,926	Quarterly	—	—

	TOTAL			510	1,530	9,886	—	—	11,926	11,926

´

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2025
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Lease Liability
	AIRCRAFT	OTHERS	US$	174,401	577,354	1,272,385	1,027,954	1,829,616	4,881,710	3,574,027	—	—	—
	OTHER ASSETS	OTHERS	US$	4,726	13,773	36,544	27,416	95,744	178,203	127,549	—	—	—
			CLP	300	878	2,325	2,325	19,758	25,586	22,433	—	—	—
			UF	1,508	4,261	9,817	7,852	6,143	29,581	25,862	—	—	—
			COP	493	1,431	1,305	—	—	3,229	3,028	—	—	—
			EUR	28	24	29	1	—	82	75	—	—	—
			BRL	3,289	9,858	17,971	14,020	10,827	55,965	39,675	—	—	—
			MXN	38	101	84	2	—	225	212	—	—	—
Trade and other accounts payables
-	OTHERS	OTHERS	US$	1,328,751	2,383	—	—	—	1,331,134	1,331,134	—	—	—
			CLP	200,784	1,806	—	—	—	202,590	202,590	—	—	—
			BRL	973,006	649	—	—	—	973,655	973,655	—	—	—
			Other currency	173,295	4,172	—	—	—	177,467	177,467	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	2,375	—	—	—	2,375	2,375	—	—	—
Foreign	Delta Air Lines, Inc.	U.S.A	US$	—	5,332	—	—	—	5,332	5,332	—	—	—

	Total			2,860,619	624,397	1,340,460	1,079,570	1,962,088	7,867,134	6,485,414
	Total consolidated			2,979,235	1,025,334	2,602,046	3,222,827	3,690,760	13,520,202	10,768,178

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

As of June 30, 2026, the Company does not maintains guarantees corresponding to derivative transactions. At of December 31, 2025, the Company had guarantees for US$— million corresponding to derivative transactions.

3.2.    Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group's companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The Company's international credit rating is the result of its ability to meet its long-term financial commitments. As of June 30, 2026, The Company has a national scale rating of BB with positive outlook by Fitch and a scale rating of A stable with Moody's Chile. On an international scale, it has a rating of BB with a positive outlook by Standard & Poor's, a rating of BB with a positive outlook by Fitch and a rating of Ba2 with a positive outlook by Moody's.

3.3.     Estimates of fair value

At June 30, 2026, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.    Derivative financial instruments:

This category includes the following instruments:

-Fuel derivative contracts,

-Currency derivative contracts,

-Interest rate derivative contracts.

2.    Financial Investments:

This category includes the following instruments:

-Investments in short-term Mutual Funds (cash equivalent).

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of June 30, 2026				As of December 31, 2025
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Assets
Cash and cash equivalents	172,859	172,859	—	—	140,343	140,343	—	—
Short-term mutual funds	172,859	172,859	—	—	140,343	140,343	—	—

Other financial assets, current	57,118	—	57,118	—	16,699	—	16,699	—
Fair value interest rate derivatives	—	—	—	—	—	—	—	—
Fair value of fuel derivatives	57,118	—	57,118	—	14,009	—	14,009	—
Fair value of foreign currency derivative	—	—	—	—	2,690	—	2,690	—

Liabilities

Other financial liabilities, current	2,853	—	2,853	—	—	—	—	—
Fair value of foreign currency derivatives	2,853	—	2,853	—	—	—	—	—

Additionally, at June 30, 2026, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of June 30, 2026		As of December 31, 2025
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	2,477,998	2,477,998	2,009,770	2,009,770
Cash on hand	2,021	2,021	2,059	2,059
Bank balance	990,009	990,009	761,242	761,242
Overnight	39,169	39,169	47,386	47,386
Time deposits	1,446,799	1,446,799	1,199,083	1,199,083
Other financial assets, current	45,473	45,473	53,845	53,845
Other financial assets	45,473	45,473	53,845	53,845
Trade debtors, other accounts receivable and Current accounts receivable	1,636,452	1,636,452	1,381,869	1,381,869
Accounts receivable from entities related, current	1,604	1,604	7	7
Other financial assets, non-current	41,543	41,543	52,139	52,139
Accounts receivable, non-current	13,816	13,816	13,950	13,950

Other current financial liabilities	989,163	1,176,856	745,303	922,837
Accounts payable for trade and other accounts payable, current	2,756,314	2,756,314	2,684,846	2,684,846
Accounts payable to entities related, current	3,433	3,433	7,707	7,707
Other financial liabilities, non current	8,036,085	7,815,128	7,343,223	7,058,956
Accounts payable, non current	528,507	528,507	471,208	471,208

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, revenue, expenses and commitments. Basically, these estimates refer to:

(a)     Impairment of Intangible asset with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. For this assessment, the Company has determined the existence of a single CGU corresponding to Air Transport. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

The recoverable value of this cash-generating unit (CGU) has been determined based on value-in-use calculations. Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rates, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by management as these variables are inherently uncertain; however, the assumptions used are consistent with the Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates at least annually and as necessary in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are shown in Note 15.

(b)     Depreciation expense and impairment of Properties, Plant and Equipment

The depreciation of assets is calculated based on a straight-line basis, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according to the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may result in a useful life different from what has been estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that the assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c)     Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies, historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate and fuel price consistent with those used in the impairment analysis of the group's cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)     Air tickets sold that will not be finally used.

The Company records the sale of air tickets as deferred revenue. Ordinary revenue from the sale of tickets is recognized in the statement of income when the passenger transportation service is provided or expires due to non-use. The Company evaluates the probability of expiration of air tickets on a monthly basis, based on the history of use. A change in this probability could impact revenue in the period in which the change occurs and in future periods.

As of June 30, 2026, deferred revenues associated with air tickets sold amount to ThUS$2,576,255 (ThUS$2,323,221 as of December 31, 2025). A hypothetical change of one percentage point in the probability of expiration of up to ThUS$12,828 per month (ThUS$12,059 as of December 31, 2025).

(e)     Valuation of the miles awarded to the holders of the loyalty programs, pending use - breakage.
As of June 30, 2026, deferred revenue associated with the LATAM Pass loyalty program from Spanish-speaking countries totalized ThUS$903,223 (ThUS$893,681 as of December 31, 2025). An hypothetical change of one percentage point in the probability of redemption would translate into a cumulative impact of ThUS$36,620 on the results of 2026 (ThUS$34,436 as of June 30, 2025). Deferred revenue associated with the LATAM Pass Brazil loyalty program totalized ThUS$329,115 as of June 30, 2026 (ThUS$280,182 as of December 31, 2025). An hypothetical change of one percentage point in the probability of redemption would result in an accumulated impact of ThUS$16,398 on the results of 2026 (ThUS$6,995 as of June 30, 2025).

Management, with the assistance of an external specialist, used statistical models to estimate the miles awarded that will not be redeemed by the program’s members (breakage) which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

(f)     Legal Contingencies

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, uses the knowledge, experience and professional judgment to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters. If we are unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g)     Leases

In year 2022, as a result of the arrival of new aircraft and the significant change in the flows of many current contracts, the Company evaluated the relevance in the current scenario of continuing to use the implicit rate, a methodology used in recent years, or whether it should in instead use a different approximation for calculating the rate. It was concluded that the implicit rate was not being able to reflect the economic environment in which the company operates, therefore it was not accurately representing the Company's indebtedness conditions. Because of this, all new contracts entered into from 2022 and all contracts that were modified from 2022 used the incremental rate. Existing contracts that remained unchanged continued using the original implicit discount rate.

(i)Discount rate

To determine the present value of lease payments, the Company uses the implicit rate in the contracts when it is easily determinable. Otherwise, it uses the lessee's estimated incremental borrowing rate, which is derived from the information available at the lease commencement date. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates. A one percentage point decrease in our estimate of the rates used in determining the current lease liabilities for the registered fleet as of June 30, 2026, would increase the lease liability by approximately US$154 million (US$132 million as of December 31, 2025).

(ii)Lease term

In determining the lease term, all facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the lessee's control.

These estimates are made based on the best information available on the events analyzed.

In any case, it is possible that events that may take place in the future make it necessary to modify them in future periods, which would be done prospectively.

NOTE 5 - SEGMENT INFORMATION

As of June 30, 2026, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2026	2025	2026	2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Peru	723,533	588,467	351,768	280,238
Argentina	189,274	172,861	79,478	80,943
U.S.A.	814,273	713,594	400,762	335,094
Europe	626,987	484,994	287,573	227,750
Colombia	415,930	354,452	216,264	179,986
Brazil	3,590,630	2,666,292	1,888,892	1,373,699
Ecuador	220,270	201,984	114,038	100,318
Chile	1,190,264	1,047,908	561,444	490,248
Asia Pacific and rest of Latin America	432,950	360,881	223,275	174,679
Income from ordinary activities	8,204,111	6,591,433	4,123,494	3,242,955
Other operating income	129,319	98,210	59,144	36,087

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.
The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Cash on hand	2,021	2,059
Bank balances (1)	990,009	761,242
Overnight	39,169	47,386
Total Cash	1,031,199	810,687
Cash equivalents
Time deposits	1,446,799	1,199,083
Mutual funds	172,859	140,343
Total cash equivalents	1,619,658	1,339,426
Total cash and cash equivalents	2,650,857	2,150,113
(1) As of June 30, 2026, within the item bank balances are ThUS$807,006 related to banks accounts that pay interest to the Company for the daily or monthly balances (ThUS$702,802 as of December 31, 2025).

Cash and cash equivalents are denominated in the following currencies:

Currency	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Argentine peso	5,913	3,354
Brazilian real	836,360	645,620
Chilean peso	30,125	207,892
Colombian peso	42,996	36,212
Euro	13,315	20,350
US Dollar	1,664,343	1,181,897
Pound Sterling	2,880	2,174
Mexican peso	8,566	6,335
R.P. Chinese Yuan	28,394	18,781
Peruvian Sol	4,446	13,465
Other currencies	13,519	14,033
Total	2,650,857	2,150,113

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of June 30, 2026 (Unaudited)

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	2,477,998	172,859	—	2,650,857
Other financial assets, current	45,473	—	57,118	102,591
Trade and others accounts receivable, current	1,636,452	—	—	1,636,452
Accounts receivable from related entities, current	1,604	—	—	1,604
Other financial assets, non current	41,543	—	—	41,543
Accounts receivable, non current	13,816	—	—	13,816
Total	4,216,886	172,859	57,118	4,446,863

Liabilities	Measured at amortized cost	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	989,163	2,853	992,016
Trade and others accounts payable, current	2,756,314	—	2,756,314
Accounts payable to related entities, current	3,433	—	3,433
Other financial liabilities, non-current	8,036,085	—	8,036,085
Accounts payable, non-current	528,507	—	528,507
Total	12,313,502	2,853	12,316,355

As of December 31, 2025

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	2,009,770	140,343	—	2,150,113
Other financial assets, current	53,845	—	16,699	70,544
Trade and others accounts receivable, current	1,381,869	—	—	1,381,869
Accounts receivable from related entities, current	7	—	—	7
Other financial assets, non current	52,139	—	—	52,139
Accounts receivable, non current	13,950	—	—	13,950
Total	3,511,580	140,343	16,699	3,668,622

Liabilities	Measured at amortized cost	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	745,303	—	745,303
Trade and others accounts payable, current	2,684,846	—	2,684,846
Accounts payable to related entities, current	7,707	—	7,707
Other financial liabilities, non-current	7,343,223	—	7,343,223
Accounts payable, non-current	471,208	—	471,208
Total	11,252,287	—	11,252,287

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,596,990	1,364,217
Other accounts receivable	94,406	80,919
Total trade and other accounts receivable	1,691,396	1,445,136
Less: Expected credit loss	(41,128)	(49,317)
Total net trade and accounts receivable	1,650,268	1,395,819
Less: non-current portion – accounts receivable	(13,816)	(13,950)
Trade and other accounts receivable, current	1,636,452	1,381,869

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of June 30, 2026			As of December 31, 2025
Portfolio maturity	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
	Unaudited
Up to date	1%	1,553,767	(11,257)	1%	1,282,005	(10,115)
From 1 to 90 days	5%	10,661	(483)	1%	38,644	(545)
From 91 to 180 days	14%	2,453	(332)	25%	4,174	(1,047)
From 181 to 360 days	39%	1,725	(672)	35%	2,749	(965)
Over 360 days	100%	28,384	(28,384)	100%	36,645	(36,645)
Total		1,596,990	(41,128)		1,364,217	(49,317)

(1)Corresponds to the consolidated expected rate of accounts receivable.
(2)The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

Currency	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Argentine Peso	7,716	6,753
Brazilian Real	1,199,992	974,451
Chilean Peso	91,147	102,118
Colombian Peso	26,423	23,245
Euro	80,599	65,264
US Dollar	195,019	187,381
Australian Dollar	10,285	3,681
Japanese Yen	4,814	4,057
Pound Sterling	8,160	6,134
Other Currencies	26,113	22,735
Total	1,650,268	1,395,819

Movements of the expected credit losses of Trade accounts receivables are as follows:

	Opening balance	Write-offs	(Increase) Decrease	Closing balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2025 (Unaudited)	(55,937)	1,830	540	(53,567)
From July 1 to December 31, 2025 (Unaudited)	(53,567)	5,006	(756)	(49,317)
From January 1 to June 30, 2026 (Unaudited)	(49,317)	1,765	6,424	(41,128)
Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.
The historical and current renegotiations are not significant, and the policy is to analyze case by case to classify them according to the existence of risk, determining they need to be reclassified to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of June 30, 2026 (Unaudited)			As of December 31, 2025
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,596,990	(41,128)	1,555,862	1,364,217	(49,317)	1,314,900
Other accounts receivable	94,406	—	94,406	80,919	—	80,919

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of June 30, 2026	As of December 31, 2025
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	1,578	—
76.115.378-1	Costa Verde Portafolio S.A.	Related director	Chile	CLP	26	7
	Total current assets				1,604	7

(b)Accounts payable

					Current liabilities
Tax No.	Related party	Relationship	Country of origin	Currency	As of June 30, 2026	As of December 31, 2025
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	—	2,375
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	US$	3,433	5,332
	Total current liabilities				3,433	7,707

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the liabilities of the period 2026 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Technical stock (*)	513,890	415,141
Non-technical stock (**)	51,114	43,425
Total	565,004	458,566

(*) Correspond to spare parts and materials that will be used in both own and third-party maintenance services.

(**) Consumables of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	90,926	84,136
Provision for obsolescence Non-technical stock	8,882	8,991
Total	99,808	93,127

The resulting amounts do not exceed the respective net realization values.

As of June 30, 2026, the Company registered ThUS$178,715 (ThUS$116,878 for the period ended June 30, 2025), the income statements, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)    The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(1) Other financial assets

Deposits in guarantee (aircraft)	17,297	25,014	33,395	35,525	50,692	60,539
Other investments	—	—	493	493	493	493
Other guarantees given	28,176	28,831	7,655	16,121	35,831	44,952
Subtotal of other financial assets	45,473	53,845	41,543	52,139	87,016	105,984

(2) Hedging derivative asset

Fair value of foreign currency derivatives	—	2,690	—	—	—	2,690
Fair value of fuel price derivatives	57,118	14,009	—	—	57,118	14,009
Subtotal of derivative assets	57,118	16,699	—	—	57,118	16,699
Total Other Financial Assets	102,591	70,544	41,543	52,139	144,134	122,683

(b)    The balances composition by currencies of the Other financial assets are as follows:

Type of currency	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Brazilian real	11,974	14,076
Chilean peso	2,504	2,801
Colombian peso	541	806
Euro	1,351	4,657
U.S.A dollar	126,312	97,144
Other currencies	1,452	3,199
Total	144,134	122,683

NOTE 12 - OTHER NON-FINANCIAL ASSETS
The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Advance payments
Aircraft insurance and other	12,725	29,541	—	—	12,725	29,541
Others	10,188	8,520	19,670	21,326	29,858	29,846
Subtotal advance payments	22,913	38,061	19,670	21,326	42,583	59,387

(b) Contract assets (1)
GDS costs	20,706	24,205	—	—	20,706	24,205
Credit card commissions	45,617	43,238	—	—	45,617	43,238
Travel agencies commissions	12,466	11,081	—	—	12,466	11,081
Subtotal advance payments	78,789	78,524	—	—	78,789	78,524

(c) Other assets
Sales tax	155,701	118,306	13,894	10,443	169,595	128,749
Other taxes	504	401	—	—	504	401
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	779	779	120	120	899	899
Contributions to Aeronautical Service Companies	—	—	60	60	60	60
Judicial deposits	—	—	64,781	61,568	64,781	61,568
Subtotal other assets	156,984	119,486	78,855	72,191	235,839	191,677
Total Other Non - Financial Assets	258,686	236,071	98,525	93,517	357,211	329,588

(1) Movement of Contracts assets:

	Initial balance	Activation	Cumulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2025 (Unaudited)	65,566	105,676	2,306	(99,015)	74,533
From July 1 to December 31, 2025 (Unaudited)	74,533	138,046	(53)	(134,002)	78,524
From January 1 to June 30, 2026 (Unaudited)	78,524	208,198	2,160	(210,093)	78,789

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at June 30, 2026 and December 31, 2025, are detailed below:

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Current assets
Aircraft	10,338	10,338
Engines and rotables	—	—
Total	10,338	10,338
The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. These assets are measured at Level II of the fair value hierarchy, based on valuation techniques using market prices or derived from market prices of similar assets. There were no transfers between levels for recurring fair value measurements during the exercise.
Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.
During 2020, 11 Boeing 767 aircraft were transferred from the property, plant and equipment to non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of 5 aircraft was completed. During the year 2022, the sale of 3 aircraft was completed and during the year 2023, the sale of 1 aircraft was completed. During 2025, the sale of 1 aircraft was completed.

During 2022, 28 Airbus A319 family aircraft were transferred from property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$345 million in expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value. During 2023, the engines associated with these aircraft were added, generating additional adjustments of US$39 million, which were recorded in the result as part of Other gains (losses), in order to register these assets at their net realizable value. During the year 2024, the sale of 26 aircraft was completed. During 2025 the sale of 2 aircraft was completed.

During 2023, 1 Boeing 767 family aircraft was transferred from Property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$3 million in expenses were recognized within results as part of Other expenses by function to record these assets at their net realizable value. As of 2025, the sale of 1 Boeing 767 family aircraft was completed.

During 2025, 1 land and 1 building were transferred from Property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale, with their sale being finalized during this same period.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

Aircraft	Model	As of June 30, 2026	As of December 31, 2025
		Unaudited
Boeing 767	300F	1	1
Total		1	1

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)     Investments in subsidiaries
The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.
Detail of significant subsidiaries:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of June 30, 2026	As of December 31, 2025
			%	%
			Unaudited
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Línea Aérea Carguera de Colombia S.A.	Colombia	US$	90.46000	90.46000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional S.A.	Colombia	COP	99.23168	99.23168
TAM Linhas aéreas S.A.	Brazil	BRL	100.00000	100.00000
ABSA Aerolimhas Brasileiras S.A.	Brazil	US$	100.00000	100.00000
Transportes Aéreos del Mercosur S.A.	Paraguay	PYG	94.98000	94.98000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

Summary financial information of significant subsidiaries

	Statement of financial position as of June 30, 2026						Statement of Income For the 6 months period ended at June 30, 2026
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Latam Airlines Perú S.A.	490,131	402,348	87,783	462,415	413,139	49,276	1,063,278	(82,771)
Lan Cargo S.A.	588,993	284,572	304,421	324,043	250,111	73,932	252,586	5,372
Línea Aérea Carguera de Colombia S.A.	206,765	103,666	103,099	119,945	119,908	37	163,993	(52,800)
Transporte Aéreo S.A.	233,558	20,290	213,268	147,655	125,936	21,719	73,075	(8,284)
Latam Airlines Ecuador S.A.	133,897	112,332	21,565	151,829	132,055	19,774	186,065	(26,500)
Aerovías de Integración Regional S.A.	157,406	137,499	19,907	219,360	210,055	9,305	344,537	(62,938)
TAM Linhas Aéreas S.A.	5,118,580	3,267,001	1,851,579	3,148,445	2,407,370	741,075	3,908,807	252,199
ABSA Aerolinhas Brasileiras S.A.	345,591	336,946	8,645	374,928	351,354	23,574	90,480	(3,405)
Transportes Aéreos del Mercosur S.A.	47,188	46,835	353	23,739	21,475	2,264	33,929	2,477

	Statement of financial position as of December 31, 2025						Statement of Income For the 6 months period ended at June 30, 2025
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Latam Airlines Perú S.A.	529,475	440,044	89,431	418,988	368,445	50,543	887,877	21,606
Lan Cargo S.A.	578,756	265,545	313,211	318,492	240,823	77,669	215,864	(24,555)
Línea Aérea Carguera de Colombia S.A.	264,677	125,232	139,445	125,058	125,024	34	133,998	13,585
Transporte Aéreo S.A.	234,376	18,502	215,874	141,333	116,085	25,248	49,560	(11,298)
Latam Airlines Ecuador S.A.	192,978	171,887	21,091	184,410	165,615	18,795	165,690	995
Aerovías de Integración Regional S.A.	269,540	250,548	18,992	268,593	259,002	9,591	303,376	(651)
TAM Linhas Aéreas S.A.	4,359,338	2,655,462	1,703,876	2,701,311	1,990,369	710,942	2,993,849	80,279
ABSA Aerolinhas Brasileiras S.A.	361,700	354,481	7,219	387,627	366,290	21,337	82,406	976
Transportes Aéreos del Mercosur S.A.	68,642	68,216	426	27,764	25,602	2,162	29,766	5,437

(b)     Non-controlling interests

Equity	Tax No.	Country of origin	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A.	Foreign	Peru	0.19000	0.19000	53	210
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	(6,066)	(5,579)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(10,335)	(5,298)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	1,177	2,052
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	178	223
Total					(14,993)	(8,392)

			For the 6 months period ended at June 30,		For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
Incomes	Tax No.	Country of origin	2026	2025	2026	2025	2026	2025
			%	%	ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	(157)	41	(222)	(1)
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	(487)	(5)	(355)	20
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(5,037)	1,296	(6,548)	181
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	124	273	(127)	48
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(46)	(24)	(53)	(16)
Total					(5,603)	1,581	(7,305)	232

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	640,608	602,677	640,608	602,677
Loyalty program	205,409	193,247	205,409	193,247
Computer software	197,882	180,453	843,839	775,506
Developing software	166,977	147,728	166,977	147,728
Other assets	6,318	5,856	7,634	7,171
Total	1,217,194	1,129,961	1,864,467	1,726,329

a)Movement in Intangible assets other than goodwill:

	Computer software and others Net	Developing software	Airport slots	Loyalty program	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2025	173,546	119,376	535,531	171,717	1,000,170
Additions	38	48,407	—	—	48,445
Withdrawals	(4)	—	—	—	(4)
Transfer software and others	95,445	(95,483)	—	—	(38)
Foreign exchange	3,469	1,350	72,149	23,134	100,102
Amortization	(44,557)	—	—	—	(44,557)
Closing balance as of June 30, 2025 (Unaudited)	227,937	73,650	607,680	194,851	1,104,118
Opening balance as of July 1, 2025 (Unaudited)	227,937	73,650	607,680	194,851	1,104,118
Additions	10	76,504	—	—	76,514
Withdrawals	—	(133)	—	—	(133)
Transfer software and others	4,645	(1,772)	—	—	2,873
Foreign exchange	382	(518)	(5,003)	(1,604)	(6,743)
Amortization	(46,668)	—	—	—	(46,668)
Closing balance as of December 31, 2025	186,306	147,731	602,677	193,247	1,129,961
Opening balance as of January 1, 2026	186,306	147,731	602,677	193,247	1,129,961
Additions	28	80,437	—	—	80,465
Withdrawals	(194)	(437)	—	—	(631)
Transfer software and others	62,044	(61,932)	—	—	112
Foreign exchange	2,180	1,178	37,931	12,162	53,451
Amortization	(46,164)	—	—	—	(46,164)
Closing balance as of June 30, 2026 (Unaudited)	204,200	166,977	640,608	205,409	1,217,194
The amortization of each period is recognized in the consolidated income statement within administrative expenses.

The cumulative amortization of computer software and others as of June 30, 2026 amounts to ThUS$647,273 (ThUS$596,368 as of December 31, 2025).

b)     Impairment Test Intangible Assets with an indefinite useful life

As of June 30, 2026, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of December31, 2025, in accordance with the accounting policy, the Company performed the annual impairment test. The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years of cash flows after taxes from the financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and the price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used for the CGU "Air transport" are determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU Air transport
Annual growth rate (Terminal)%		0.0 – 4,6
Exchange rate	R$/US$	5,6 – 5,8
Discount rate based on the Weighted Average Cost of Capital (WACC)%		8,0 – 10,0
Fuel Price	US$/barrel	90

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the recoverable amount exceeded the book value of the cash-generating unit, and therefore no impairment was identified.

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase WACC Maximum	Decrease rate Terminal growth Minimal	Increase fuel price Maximum US$/barrel
	%	%
Air Transportation CGU	10.0	—	90

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
a) Property, plant and equipment
Construction in progress (1)	852,900	682,773	—	—	852,900	682,773
Land	40,836	39,778	—	—	40,836	39,778
Buildings	126,581	124,298	(70,305)	(66,759)	56,276	57,539
Plant and equipment	14,015,678	13,340,403	(6,002,658)	(5,691,286)	8,013,020	7,649,117
Own aircraft (3)	12,599,691	12,056,302	(5,687,458)	(5,405,503)	6,912,233	6,650,799
Other (2)	1,415,987	1,284,101	(315,200)	(285,783)	1,100,787	998,318
Machinery	27,447	26,081	(26,510)	(25,091)	937	990
Information technology equipment	176,345	169,597	(156,545)	(149,900)	19,800	19,697
Fixed installations and accessories	217,920	209,524	(151,541)	(142,509)	66,379	67,015
Motor vehicles	52,029	50,118	(45,559)	(44,668)	6,470	5,450
Leasehold improvements	271,031	255,494	(75,578)	(71,048)	195,453	184,446
Subtotal Properties, plant and equipment	15,780,767	14,898,066	(6,528,696)	(6,191,261)	9,252,071	8,706,805
b) Right of use
Aircraft	7,242,909	6,636,160	(3,783,993)	(3,581,466)	3,458,916	3,054,694
Other assets	453,804	418,923	(269,488)	(233,408)	184,316	185,515
Subtotal Right of use	7,696,713	7,055,083	(4,053,481)	(3,814,874)	3,643,232	3,240,209
Total	23,477,480	21,953,149	(10,582,177)	(10,006,135)	12,895,303	11,947,014

(1) As of June 30, 2026, includes advances paid to aircraft and engine manufacturers for ThUS$773,001 (ThUS$616,569 as of December 31, 2025).
(2)     Consider mainly rotables and tools.
(3) As of As of December 31, 2025 , were transferred from right-of-use assets to property, plant and equipment, 13 aircraft: 11 Airbus A321 for ThUS$255,200 and 2 Boeing B787-8 for ThUS$86.000.

(a)        Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2025	479,871	39,818	60,423	6,648,732	19,293	47,973	284	174,749	7,471,143
Additions	24,599	—	—	1,177,642	2,376	762	82	313	1,205,774
Disposals	—	—	(3)	—	(108)	—	—	—	(111)
Retirements	—	—	—	(36,536)	(9)	(143)	—	—	(36,688)
Depreciation expenses	—	—	(2,046)	(421,532)	(3,030)	(4,273)	(42)	(4,279)	(435,202)
Foreign exchange	1,197	2,060	1,519	61,272	1,082	2,319	5	19,524	88,978
Other increases (decreases)	(13,843)	—	1	40,041	(10)	5,824	63	12	32,088
Changes, total	11,953	2,060	(529)	820,887	301	4,489	108	15,570	854,839
Closing balance as of June 30, 2025 (Unaudited)	491,824	41,878	59,894	7,469,619	19,594	52,462	392	190,319	8,325,982

Opening balance as of July 1, 2025 (Unaudited)	491,824	41,878	59,894	7,469,619	19,594	52,462	392	190,319	8,325,982
Additions	37,488	—	—	824,872	3,408	720	—	22	866,510
Disposals	—	—	(39)	(63,381)	(4)	—	—	—	(63,424)
Retirements	(8)	—	—	(80,779)	(206)	(21)	—	(184)	(81,198)
Depreciation expenses	—	—	(1,966)	(489,578)	(3,219)	(4,985)	(69)	(4,090)	(503,907)
Foreign exchange	(1,494)	(411)	(96)	(5,354)	124	1,324	29	(1,621)	(7,499)
Other increases (decreases)	154,963	(1,689)	(254)	(192)	—	17,515	(2)	—	170,341
Changes, total	190,949	(2,100)	(2,355)	185,588	103	14,553	(42)	(5,873)	380,823
Closing balance as of December 31, 2025 (Unaudited)	682,773	39,778	57,539	7,655,207	19,697	67,015	350	184,446	8,706,805

Opening balance as of January 1, 2026	682,773	39,778	57,539	7,655,207	19,697	67,015	350	184,446	8,706,805
Additions	16,714	—	—	929,191	3,222	57	—	625	949,809
Retirements	(1,448)	—	—	(52,405)	—	—	(18)	—	(53,871)
Depreciation expenses	—	—	(1,957)	(495,768)	(3,489)	(5,175)	(35)	(3,668)	(510,092)
Foreign exchange	2,387	1,058	689	37,057	359	100	6	10,457	52,113
Other increases (decreases)	152,474	—	5	(53,159)	11	4,382	1	3,593	107,307
Changes, total	170,127	1,058	(1,263)	364,916	103	(636)	(46)	11,007	545,266
Closing balance as of June 30, 2026 (Unaudited)	852,900	40,836	56,276	8,020,123	19,800	66,379	304	195,453	9,252,071

(b)    Right of use assets:

	Aircraft	Others	Net right of use assets
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2025	2,548,055	167,499	2,715,554
Additions	333,030	2,898	335,928
Depreciation expense	(181,570)	(13,544)	(195,114)
Cumulative translate adjustment	—	5,927	5,927
Other increases (decreases)	(164,744)	5,213	(159,531)
Total changes	(13,284)	494	(12,790)
Closing balance as of June 30, 2025 (Unaudited)	2,534,771	167,993	2,702,764

Opening balance as of July 1, 2025 (Unaudited)	2,534,771	167,993	2,702,764
Additions	502,018	29,217	531,235
Depreciation expense	(213,657)	(15,319)	(228,976)
Cumulative translate adjustment	—	3,703	3,703
Other increases (decreases)	231,562	(79)	231,483
Total changes	519,923	17,522	537,445
Closing balance as of December 31, 2025	3,054,694	185,515	3,240,209

Opening balance as of January 1, 2026	3,054,694	185,515	3,240,209
Additions	413,253	9,765	423,018
Depreciation expense	(244,600)	(16,356)	(260,956)
Cumulative translate adjustment	—	2,496	2,496
Other increases (decreases)	235,569	2,896	238,465
Total changes	404,222	(1,199)	403,023
Closing balance as of June 30, 2026 (Unaudited)	3,458,916	184,316	3,643,232

(c)    Fleet composition

		Aircraft included in Property, plant and equipment			Aircraft included as Rights of use assets				Total fleet
Aircraft	Model	As of June 30, 2026	As of December 31, 2025		As of June 30, 2026		As of December 31, 2025		As of June 30, 2026	As of December 31, 2025
		Unaudited			Unaudited				Unaudited
Boeing 767	300ER	9	9		—		—		9	9
Boeing 767	300F	18	18		1		1		19	19
Boeing 777	300ER	10	10		—		0		10	10
Boeing 787	8	6	6	(1)	4		4	(1)	10	10
Boeing 787	9	2	2		28		26		30	28
Airbus A319	100	11	11		28		28		39	39
Airbus A320	200	86	86		49		49		135	135
Airbus A320	NEO	12	7		46		44		58	51
Airbus A321	200	30	30	(1)	19		19	(1)	49	49
Airbus A321	NEO	5	3		16		14		21	17
Airbus A330	200	—	—		2	(2)	3	(2)	2	3
Total		189	182		193		188		382	370
(1) As of December 31, 2025, 13 aircraft from these fleets (11 Airbus A321 and 2 Boeing 787-8) were transferred from right-of-use assets to property, plant and equipment.
(2) As of June 30, 2026, 2 A330-200 aircraft remain in the fleet under an operating lease with WAMOS.

(d)    Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Depreciation method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*) A useful life of 25 years for the short-haul fleet and a range of 20 to 30 years for the long-haul fleet. Residual values are estimated based on the projected market value of the assets at the end of their lives.

(e)     Additional information regarding Property, plant and equipment:
(i)     Property, plant and equipment pledged as guarantee:
Description of Property, plant and equipment pledged as guarantee:

				As of June 30, 2026		As of December 31, 2025
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited
Societe Generale	Societe Generale	Aircraft and engines	Boeing 787	80,000	80,368	—	—
Wilmington	Wilmington Trust Company	Aircraft and engines	Boeing 777	91,630	173,222	99,775	160,418

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	3,331	1,253	3,331	1,409
			Airbus A320	178,598	110,563	178,598	118,362
			Airbus A321	5,266	3,211	5,266	3,443
			Boeing 787	87,817	51,509	87,817	54,259

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	139,748	179,520	146,535	186,545

BOCOMM	BOCOMM	Aircraft and engines	Airbus A320N	236,979	247,325	242,188	254,760

CCB	CCB	Aircraft and engines	Airbus A320N	281,042	291,467	170,208	176,722

UMB Bank	Natixis	Aircraft and engines	Airbus A321	194,946	248,385	218,473	241,106

Total direct guarantee				1,299,357	1,386,823	1,152,191	1,197,024

(1)For syndicated loans, given their own characteristics, the guarantee agent is the representative of the creditors.

The amounts of the current debts are presented at their nominal value. The net book values correspond to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of June 30, 2026, amounts to Th$US$879,382 (ThUS$687,015 as of December 31, 2025). The book value of the assets with indirect guarantees as of June 30, 2026, amounts to ThUS$1,444,091 (ThUS$1,182,689 as of December 31, 2025).

As of June 30, 2026, the Company keeps valid letters of credit related to right of use assets according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Empreendimientos Imobiliários	TAM Linhas Aéreas S.A.	One letter of credit	20,670	Apr 29, 2027
AerCap	LATAM Airlines Group S.A.	Two letters of credit	2,000	Jul 30, 2027
Aircastle	LATAM Airlines Group S.A.	Three letters of credit	834	Dec 4, 2026
Avolon aerospace leasing	LATAM Airlines Group S.A.	Three letters of credit	1,524	Aug 30, 2026
BOC Aviation	LATAM Airlines Group S.A.	Four letters of credit	3,216	Oct 21, 2026
Brophunding	LATAM Airlines Group S.A.	One letter of credit	1,000	Dec 4, 2026
Celestial Aviation Services	LATAM Airlines Group S.A.	Three letters of credit	4,900	Sep 9, 2026
Celestial Aviation (48)	LATAM Airlines Group S.A.	One letter of credit	9,660	Aug 30, 2026
DAE Capital	LATAM Airlines Group S.A.	Three letters of credit	1,844	Dec 4, 2026
Dune Aviation (15)	LATAM Airlines Group S.A.	One letter of credit	733	Dec 3, 2026
GY Aviation Lease (1910)	LATAM Airlines Group S.A.	One letter of credit	1,020	Oct 24, 2026
Jackson Square Aviation	LATAM Airlines Group S.A.	Four letters of credit	1,220	Dec 2, 2026
MAM Engine Leasing	LATAM Airlines Group S.A.	Eight letters of credit	1,420	Nov 17, 2026
Marinescu	LATAM Airlines Group S.A.	Four letters of credit	5,800	Sep 9, 2026
Maverick Leasing	LATAM Airlines Group S.A.	Three letters of credit	2,478	Nov 14, 2026
Orix Aviation Systems	LATAM Airlines Group S.A.	One letter of credit	730	Nov 21, 2026
Pembroke Aircraft Leasing (1)	LATAM Airlines Group S.A.	Two letters of credit	1,602	Dec 3, 2026
Piedmont Aviation Component Services	LATAM Airlines Group S.A.	One letter of credit	2,500	Jul 16, 2027
PK AirFinance	LATAM Airlines Group S.A.	Three letters of credit	1,560	Nov 5, 2026
SMBC Aviation Capital	LATAM Airlines Group S.A.	Three letters of credit	1,005	Oct 29, 2026
Star Rising Aviation (45)	LATAM Airlines Group S.A.	Eight letters of credit	3,428	Oct 28, 2026
Avolon / UMB Bank N.A.	LATAM Airlines Group S.A.	Two letters of credit	790	Mar 11, 2027
			69,934
Creditors are presented under abbreviated denominations for presentation purposes.

(ii)    Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	377,556	358,092
Commitments for the acquisition of aircraft (*)	21,725,000	21,276,000

(*) According to the manufacturer’s price list.

Aircraft purchase commitments:

	Year of delivery
Manufacturer	2026	2027	2028	2029-2030	Total
Airbus S.A.S.
A320neo Family	7	9	34	21	71
Embraer S.A.
Embraer 195-E2	12	12	—	—	24
The Boeing Company
Boeing 787-9	—	2	5	11	18
Total	19	23	39	32	113

As of June 30, 2026, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 71 Airbus A320 family aircraft remain to be received, with deliveries between 2026 and 2030. The approximate amount, according to manufacturer list prices, is ThUS$11,702,000.

As of June 30, 2026, as a result of the different aircraft purchase contracts signed with Embraer S.A., 24 195-E2 aircraft remain to be received, with deliveries between 2026 and 2027. The approximate amount, according to manufacturer list prices, is ThUS$2,406,000.

As of June 30, 2026, as a result of the different aircraft purchase contracts signed with The Boeing Company, 18 Boeing aircraft of the 787 with deliveries between 2027 and 2030, remain to be received. The approximate amount, according to manufacturer list prices, is ThUS$7,617,000.

The delivery dates of some of these aircraft could be modified as a result of the continuous discussions that are held with suppliers in the context of the current manufacturers' supply chain.

With respect to the purchase agreements entered into with EMBRAER S.A., it should be noted that the Purchase Agreement includes an order for 24 firm aircraft and 50 purchase options. Accordingly, the preceding paragraph refers exclusively to the 24 firm aircraft included in such agreement.

Aircraft operational lease commitments:

As of June 30, 2026, under various aircraft operating lease agreements entered into by the Company, the following fleet commitments are pending delivery:

•AerCap Holdings N.V.: 1 Boeing 787 Dreamliner aircraft, with delivery scheduled in 2026.

•CDB Aviation Lease Finance DAC: 3 Airbus A320Neo family aircraft, with deliveries scheduled in 2026.

•Air Lease Corporation: 5 Airbus A321XLR model aircraft, with deliveries scheduled between 2027 and 2028.

•Wilmington Trust SP Services Limited: 5 Airbus A320Neo family aircraft, with deliveries scheduled in 2026.

•Oriental Leasing 63 Company Limited: 2 Airbus A320Neo family aircraft, with deliveries scheduled in 2026.

(iii)    Capitalized interest costs with respect to Property, plant and equipment.

		For the 6 months period ended at June 30,
		2026	2025
		Unaudited
Average rate of capitalization of capitalized interest costs	%	6.55	7.91
Costs of capitalized interest	ThUS$	19,783	15,303

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended June 30, 2026, the income tax provision was calculated and recorded, applying the semi-integrated tax system and a rate of 27%, based on the provisions of the Law. No. 21,210, published in the Official Gazette of the Republic of Chile, dated February 24, 2020, which updates the Tax Legislation.
The net result for deferred tax corresponds to the variation of the period, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.
For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on income tax expense.

(a)Current taxes
(a.1)    The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	108,000	31,105	—	—	108,000	31,105
Other recoverable credits	20,184	44,599	—	—	20,184	44,599
Total current tax assets	128,184	75,704	—	—	128,184	75,704

(a.2)    The composition of the current tax liabilities are as follows:

		Current liabilities		Non-current liabilities		Total liabilities
		As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited		Unaudited		Unaudited
Income tax provision	(*)	23,020	31,950	—	—	23,020	31,950
Total current tax liabilities		23,020	31,950	—	—	23,020	31,950

(*) As of December 31, 2025, a tax credit for foreign taxes was generated in Holdco I S.A. for ThUS$9,489 and in LATAM Airlines Group S.A. for ThUS$75,201. These credits, which result from the dividends distributed by TAM S.A. during 2025, may be applied against the corporate income tax once all tax losses have been used. Since LATAM Airlines Group S.A. has tax losses and these credits are recognized to the extent that the realization of the corresponding tax benefit in the future is probable, the Company did not to recognize such credits.

(b)    Deferred taxes
The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Properties, Plants and equipment	(778,964)	(822,553)	50,700	51,410
Assets by right of use	(964,198)	(854,709)	28	49
Lease Liabilities	1,110,934	1,001,622	(93)	(113)
Amortization	(115,185)	(108,451)	—	—
Provisions	(2,596)	118,404	80,826	82,348
Tax losses	761,670	670,413	(75,773)	(75,847)
Intangibles	—	—	280,987	264,333
Other	16,284	16,372	16,496	16,494
Total	27,945	21,098	353,171	338,674
The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities:

(b.1)      From January 1 to June 30, 2025 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(875,426)	(33,232)	—	—	(908,658)
Assets for right of use	(720,803)	2,895	—	—	(717,908)
Lease Liabilities	892,770	(21,713)	—	—	871,057
Amortization	(101,193)	(1,009)	—	—	(102,202)
Provisions	4,075	36,845	428	—	41,348
Tax losses (*)	733,483	15,840	—	—	749,323
Intangibles	(234,854)	(430)	—	(31,229)	(266,513)
Others	(180)	(76)	—	—	(256)
Total	(302,128)	(880)	428	(31,229)	(333,809)

(b.2)      From July 1 to December 31, 2025 (Unaudited)
b.2)     From October 1 to December 31, 2024

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(908,658)	34,695	—	—	(873,963)
Assets for right of use	(717,908)	(136,850)	—	—	(854,758)
Lease Liabilities	871,057	130,678	—	—	1,001,735
Amortization	(102,202)	(6,249)	—	—	(108,451)
Provisions	41,348	(5,526)	234	—	36,056
Tax losses (*)	749,323	(3,063)	—	—	746,260
Intangibles	(266,513)	(77)	—	2,257	(264,333)
Others	(256)	134	—	—	(122)
Total	(333,809)	13,742	234	2,257	(317,576)

(b.3)     From January 1 to June 30, 2026 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(873,963)	44,299	—	—	(829,664)
Assets for right of use	(854,758)	(109,468)	—	—	(964,226)
Lease Liabilities	1,001,735	109,292	—	—	1,111,027
Amortization	(108,451)	(6,734)	—	—	(115,185)
Provisions	36,056	(119,058)	(420)	—	(83,422)
Tax losses (*)	746,260	91,183	—	—	837,443
Intangibles	(264,333)	(594)	—	(16,060)	(280,987)
Others	(122)	(90)	—	—	(212)
Total	(317,576)	8,830	(420)	(16,060)	(325,226)

(*) Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$2,741,569 at June 30, 2026 (ThUS$2,914,298 as of December 31, 2025) which include deferred tax assets related to negative tax results of ThUS$10,062,332 at June 30, 2026 (ThUS$10,460,187 at December 31, 2025).

(Expenses) / Income from deferred taxes and income tax:

	For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2026	2025	2026	2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Income tax (expense)/benefit
Current tax (expense) benefit	(4,867)	(18,206)	48,965	(7,761)
Total current tax (expense) benefit	(4,867)	(18,206)	48,965	(7,761)
Deferred income taxes
Deferred income for relative taxes to the creation and reversal of temporary differences	8,830	(880)	7,809	(3,719)
Total deferred income tax	8,830	(880)	7,809	(3,719)
Income tax (expense)/benefit	3,963	(19,086)	56,774	(11,480)

Income tax (expense) / Income benefit:

	For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2026	2025	2026	2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax (expense) benefit, foreign	(13,463)	(15,441)	39,961	(5,454)
Current tax (expense) benefit, domestic	8,596	(2,765)	9,004	(2,307)
Total current tax (expense) benefit	(4,867)	(18,206)	48,965	(7,761)
Deferred tax (expense) benefit, foreign	5,662	(5,118)	5,466	(4,851)
Deferred tax (expense) benefit, domestic	3,168	4,238	2,343	1,132
Total deferred tax (expense)benefit	8,830	(880)	7,809	(3,719)
Income tax (expense)/benefit	3,963	(19,086)	56,774	(11,480)

Income before tax from the Chilean legal tax rate (27% as of June 30, 2026 and 2025):

	For the 6 months period ended June 30,		For the 6 months period ended June 30,
	2026	2025	2026	2025
	ThUS$	ThUS$	%	%
	Unaudited
Income tax benefit/(expense) using the legal tax rate	(186,743)	(166,731)	(27.00)	(27.00)
Tax effect of rates in other jurisdictions	(11,687)	(7,994)	(1.69)	(1.29)
Tax effect of non-taxable income	20,034	3,910	2.90	0.63
Tax effect of disallowable expenses	(3,785)	(7,156)	(0.55)	(1.16)
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	8,967	12,015	1.30	1.95
Unrecognised deferred tax	164,845	124,505	23.83	20.16
Other increases (decreases)	12,332	22,365	1.78	3.61
Total adjustments to tax expense using the legal rate	190,706	147,645	27.57	23.90
Income tax benefit/(expense) using the effective rate	3,963	(19,086)	0.57	(3.10)

Deferred taxes related to items charged to equity:

	For the 6 months period ended June 30,		For the 3 months period ended June 30,
	2026	2025	2026	2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Aggregate deferred taxation of components of other comprehensive income	(420)	428	21	107

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	472,554	314,681
(b) Lease Liability	516,609	430,622
(c) Hedge derivatives	2,853	—
Total current	992,016	745,303

Non-current
(a) Interest bearing loans	4,329,801	3,980,984
(b) Lease Liability	3,706,284	3,362,239
Total non-current	8,036,085	7,343,223

(a)    Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Current
Bank loans (10)	139,744	—
Guaranteed obligations (4)(5)	51,292	47,466
Other guaranteed obligations (1) (6) (9)	80,349	70,805
Subtotal bank loans	271,385	118,271
Obligation with the public (2) (3)	57,650	56,172
Financial leases (7) (8)	143,519	140,238
Total current	472,554	314,681

Non-current
Bank loans (10)	28,664	—
Guaranteed obligations (4) (5)	697,423	610,169
Other guaranteed obligations (1) (6) (9)	536,581	500,394
Subtotal bank loans	1,262,668	1,110,563
Obligation with the public (2) (3)	2,328,520	2,321,606
Financial leases (7) (8)	738,613	548,815
Total non-current	4,329,801	3,980,984
Total obligations with financial institutions	4,802,355	4,295,665

(1) The Company has three committed credit lines, or “Revolving Credit Facilities (RCF),” which are secured. As of July 15, 2024, two credit lines were amended and extended until July 2029, with amounts of US$800 million and US$750 million, respectively. Then, as of November 4, 2024 a third credit line was made available:

(a) The first committed credit line, or “RCF I,” amounting to US$800 million, is secured by aircraft, engines, and spare parts. This credit line is fully available as of June 30, 2026.

(b) The second committed credit line, or “RCF II,” amounting to US$750 million, is secured by intangible assets primarily related to the FFP business (LATAM Pass loyalty program), as well as intellectual property and certain LATAM trademarks. This credit line is fully available as of June 30, 2026.

(c) On November 4, 2024, the Company obtained a new credit line under a “Spare Engine Facility” for US$300 million (US$275 million drawn as of June 30, 2026), maturing on November 4, 2028. This amount was used to repay the previous “Spare Engine Facility” for US$275 million, maturing on November 3, 2027. This financing includes a minimum liquidity covenant, which requires the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million, and an additional covenant, measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A., with a minimum combined level of US$400 million. If these covenants are not met, the obligations could be accelerated, at the creditors’ request, to short-term obligations. As of June 30, 2026, the Company complies with the aforementioned minimum liquidity covenants.

(2) As of October 15, 2024, the Company issued, placed, and received funds from international markets through guaranteed bonds amounting to US$1.4 billion, with an annual interest rate of 7.875% and maturing in 2030 (the “2030 Notes”), issued under Rule 144-A and Regulation S of the United States Securities and Exchange Commission, pursuant to the United States Securities Act of 1933 (the “US Securities Act”). During the quarter ended June 30, 2026, the 2030 Notes included a minimum liquidity covenant, which required the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million. If this covenant is not met, the obligations could be accelerated at the creditors' request to become short-term obligations. As of June 30, 2026, the Company is in compliance with the aforementioned minimum liquidity covenant.

(3) On July 7, 2025, the Company issued, placed, and received funds from the international markets through the issuance of secured bonds for a total principal amount of US$800 million, bearing an annual interest rate of 7.625% and maturing in 2031 (the “2031 Notes”), pursuant to Rule 144A and Regulation S of the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933 (the “U.S. Securities Act”). During the quarter ended June 30, 2026, the 2031 Notes included a minimum liquidity covenant, which required the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million. If this covenant is not met, the obligations could be accelerated at the creditors' request to become short-term obligations. As of June 30, 2026, the Company is in compliance with the aforementioned minimum liquidity covenant.

(4) On December 23 and 30, 2024, two A320neo aircraft were delivered by Airbus. These aircraft were purchased through aircraft financing of US$50 million each, with Bank of Communications Co., Ltd. (“BOCOMM”) as the counterparty. Then, on March 25, 2025, one more A320neo was received with the same conditions and same counterparty. On May 6 and June 21, 2025, the last two A320neo aircraft were delivered by Airbus. These aircraft were financed through aircraft financing with Bank of Communications Co., Ltd. (“BOCOMM”) for the same amount.

(5) On June 16, 2025, one A321neo aircraft was delivered by Airbus. This aircraft was purchased through aircraft financing of US$57 million with China Construction Bank Aviation Capital DAC (“CCB”) as the counterparty. This delivery represents the first of five aircraft to be acquired under these terms and with this counterparty. Then, on October 15 and on December 22, 2025, two more A321neo aircraft were received with the same conditions and same counterparty. These deliveries represent the second and third of five aircraft to be acquired under these terms and with this counterparty. Lastly, on February 25 and March 31, the final two remaining aircraft under this transaction were delivered, for the same amount as previously.

(6) On June 27, 2025, a secured financing agreement was executed for 11 owned A321 model aircraft. The total amount of this aircraft financing was US$242 million, with Natixis and Sumitomo Mitsui Banking Corporation (“SMBC”) as counterparties.

(7) On October 9, 2025, one A320neo aircraft was delivered by Airbus. This aircraft was purchased through aircraft financing of US$52.5 million with BOC Aviation Limited (“BOC”) as the counterparty. This delivery represents the first of three aircraft to be acquired under these terms and with this counterparty. On February 27, 2026, the second aircraft was delivered with the same characteristics as the first. Finally, on 21 April 2026, LATAM took delivery from Airbus of the last A320neo aircraft financed by BOC, for the same financing amount as the transaction contemplated herein.

(8) On April 9, 2026, LATAM took delivery from Airbus of an A320neo aircraft. The acquisition of such aircraft was financed through an aircraft financing in the amount of US$51.5 million provided by China Construction Bank Aviation Capital DAC ("CCB"). This aircraft represented the first of three aircraft to be acquired under the same financing structure with the same financing counterparty. Subsequently, on 11 June 2026 and 30 June 2026, LATAM took delivery of the second and third A320neo aircraft, respectively, each financed for the same amount and by the same financing counterparty.

(9) On 30 June 2026, LATAM entered into an aircraft financing transaction secured by two owned Boeing 787 aircraft. The financing amounted to a total of US$80 million and was provided by Société Générale ("SG").

(10) On 30 June 2026, LATAM entered into a pre-delivery payment financing facility with Banco Santander S.A. and MUFG Bank Ltd. to finance and refinance pre-delivery payments in respect of twenty-three Airbus A320 Family aircraft. The facility provides for aggregate commitments of up to US$200 million, with an initial utilization of US$168 million. *

Balances by currency of interest bearing loans are as follows:

	As of June 30, 2026	As of December 31, 2025
Currency	ThUS$	ThUS$
	Unaudited
Chilean peso (U.F.)	168,567	165,158
US Dollar	4,633,788	4,130,507
Total	4,802,355	4,295,665

Interest-bearing loans due in installments to June 30, 2026 (Unaudited)
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values							Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Annual
																	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	SANTANDER	Spain	US$	35,963	103,781	28,664	—	—	168,408	35,963	103,781	28,664	—	—	168,408	Monthly	5.62	5.62
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	—	—	—	166,340	166,340	—	2,227	—	—	166,340	168,567	At Expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	2,200,000	—	2,200,000	30,900	24,523	—	2,162,180	—	2,217,603	At Expiration	8.46	7.78
Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	3,465	10,485	29,487	31,965	64,345	139,747	4,058	10,485	28,898	31,688	64,349	139,478	Quarterly	5.28	5.28
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	4,101	12,485	34,494	40,551	—	91,631	4,101	12,485	34,494	40,550	—	91,630	Quarterly/Monthly	4.96	4.96
0-E	BOCOMM	Irlanda	US$	2,604	7,813	20,833	20,833	184,896	236,979	3,217	7,813	20,208	20,417	183,694	235,349	Quarterly	5.79	5.79
0-E	CCB	Irlanda	US$	1,979	5,938	15,833	15,834	241,458	281,042	3,195	5,938	15,833	15,834	241,458	282,258	Quarterly	5.66	5.66
Other guaranteed obligations
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	195	—	—	—	—	195	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	—	275,012	—	—	275,012	2,621	—	273,188	—	—	275,809	At Expiration	5.71	5.71
0-E	NATIXIS	U.S.A.	US$	11,764	35,290	81,625	44,178	22,089	194,946	11,764	35,290	80,563	43,470	21,736	192,823	Quarterly	5.43	5.43
0-E	SOCIETE GENERALE	France	US$	2,339	7,255	20,876	23,374	26,156	80,000	2,339	7,255	20,518	23,136	25,917	79,165	Quarterly	5.58	5.58
0-E	EXIM BANK	U.S.A.	US$	5,139	15,554	41,386	6,667	—	68,746	5,331	15,554	41,386	6,667	—	68,938	Quarterly	2.03	1.79
Financial leases
0-E	NATIXIS	France	US$	6,899	20,946	68,154	57,958	—	153,957	7,765	21,427	67,835	57,913	—	154,940	Quarterly	5.63	5.63
0-E	EXIM BANK	U.S.A.	US$	23,951	57,801	128,553	46,260	1,814	258,379	24,886	57,801	128,483	46,260	1,814	259,244	Quarterly	3.48	2.60
0-E	BANK OF UTAH	U.S.A.	US$	3,339	10,554	47,811	41,294	42,937	145,935	3,339	10,554	47,811	41,294	42,937	145,935	Monthly	10.46	10.46
0-E	BOC Aviation	U.S.A.	US$	1,824	5,641	16,364	18,481	113,395	155,705	3,463	5,641	15,972	18,220	112,502	155,798	Quarterly	6.04	6.04
0-E	CCB	Irlanda	US$	1,449	4,345	11,587	11,588	125,531	154,500	2,258	4,345	11,587	11,588	125,531	155,309	Quarterly	5.62	5.62
	Total			104,816	297,888	820,679	2,558,983	988,961	4,771,327	145,395	325,119	815,440	2,519,217	986,278	4,791,449

Interest-bearing loans due in installments to June 30, 2026 (Unaudited)
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values							Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization
	Tax No.	Creditor Country	Currency														Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	8,866	—	—	10,906	510	1,530	8,866	—	—	10,906	Quarterly	—	—
	Total			510	1,530	8,866	—	—	10,906	510	1,530	8,866	—	—	10,906
	Total consolidated			105,326	299,418	829,545	2,558,983	988,961	4,782,233	145,905	326,649	824,306	2,519,217	986,278	4,802,355

Interest-bearing loans due in installments to December 31, 2025
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values						Amortization	Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	—	—	—	—	164,400	164,400	—	558	—	—	164,600	165,158	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	1,400,000	800,000	2,200,000	31,112	24,502	—	1,373,868	783,135	2,212,617	At Expiration	8.46	7.78
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	3,372	10,311	28,945	31,314	72,593	146,535	4,023	10,311	28,344	30,950	72,592	146,220	Quarterly	5.38	5.38
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	4,062	12,311	34,050	49,352	—	99,775	4,062	12,311	34,050	49,351	—	99,774	Quarterly/Monthly	5.81	5.81
0-E	BOCOMM	Irlanda	US$	2,604	7,813	20,833	20,833	190,105	242,188	3,255	7,813	20,208	20,417	188,799	240,492	Quarterly	5.83	5.83
0-E	CCB	Irlanda	US$	1,187	3,562	9,500	9,500	146,459	170,208	2,129	3,562	9,500	9,500	146,458	171,149	Quarterly	5.75	5.75
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	22	—	—	—	—	22	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	209	—	—	—	—	209	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	—	275,012	—	—	275,012	2,719	—	272,829	—	—	275,548	At Expiration	5.94	5.94
0-E	NATIXIS	U.S.A.	US$	11,763	35,290	94,108	44,178	33,134	218,473	11,831	35,290	93,045	43,470	32,605	216,241	Quarterly	5.39	5.39
0-E	EXIM BANK	U.S.A.	US$	5,094	15,417	42,124	16,321	—	78,956	5,317	15,417	42,124	16,321	—	79,179	Quarterly	2.03	1.79
Financial leases
0-E	NATIXIS	France	US$	6,824	20,707	56,972	82,239	—	166,742	8,106	20,707	56,646	82,147	—	167,606	Quarterly	6.12	6.12
0-E	EXIM BANK	U.S.A.	US$	23,673	68,176	141,222	59,589	13,203	305,863	24,824	68,176	140,999	59,589	13,203	306,791	Quarterly	3.54	2.68
0-E	BANK OF UTAH	U.S.A.	US$	3,170	10,019	37,304	37,835	61,655	149,983	3,170	10,019	37,304	37,835	61,655	149,983	Monthly	10.46	10.46
0-E	BOC Aviation	U.S.A.	US$	592	1,832	5,327	6,038	38,711	52,500	1,364	1,832	5,197	5,950	38,404	52,747	Quarterly	6.31	6.31
	Total			62,341	185,438	745,397	1,757,199	1,520,263	4,270,638	102,143	210,498	740,246	1,729,398	1,501,454	4,283,739

Interest-bearing loans due in installments to December 31, 2025
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

Tax No.		Creditor Country	Currency	Nominal values						Accounting values						Amortization	Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	9,886	—	—	11,926	510	1,530	9,886	—	—	11,926	Quarterly	—	—
	Total			510	1,530	9,886	—	—	11,926	510	1,530	9,886	—	—	11,926
	Total consolidated			62,851	186,968	755,283	1,757,199	1,520,263	4,282,564	102,653	212,028	750,132	1,729,398	1,501,454	4,295,665

(b) Lease Liability:

The movement of the lease liabilities corresponding to the period reported are as follow:

	Aircraft	Others	Lease Liability Total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2025	3,174,760	187,821	3,362,581
New contracts	326,420	3,536	329,956
Lease termination	(210,723)	(7)	(210,730)
Renegotiations	—	4,848	4,848
Payments	(325,610)	(20,186)	(345,796)
Accrued interest	144,838	9,747	154,585
Exchange differences	6,771	5,670	12,441
Cumulative translation adjustment	—	5,154	5,154
Changes	(58,304)	8,762	(49,542)
Closing balance as of June 30, 2025 (Unaudited)	3,116,456	196,583	3,313,039

Opening balance as of July 1, 2025 (Unaudited)	3,116,456	196,583	3,313,039
New contracts	489,376	18,476	507,852
Lease termination	(145)	(1)	(146)
Renegotiations	227,117	13,570	240,687
Payments	(406,292)	(22,432)	(428,724)
Accrued interest	147,543	10,003	157,546
Exchange differences	(24)	2,874	2,850
Cumulative translation adjustment	—	(243)	(243)
Changes	457,575	22,247	479,822
Closing balance as of December 31, 2025	3,574,031	218,830	3,792,861

Opening balance as of January 1, 2026	3,574,031	218,830	3,792,861
New contracts	406,305	11,964	418,269
Lease termination	(24,393)	—	(24,393)
Renegotiations	268,413	1,508	269,921
Payments	(378,627)	(25,022)	(403,649)
Accrued interest	158,875	10,547	169,422
Exchange differences	(2,198)	151	(2,047)
Cumulative translation adjustment	—	2,509	2,509
Changes	428,375	1,657	430,032
Closing balance as of June 30, 2026 (Unaudited)	4,002,406	220,487	4,222,893

The Company recognizes interest payments related to lease liabilities in the consolidated result under Finance costs (See Note 26(c)). The weighted average discount rates for calculation of lease liability are as follows:

	Discount rate June 2026	Discount rate December 2025
	Unaudited
Aircraft	8.22%	8.74%
Others	8.79%	8.87%

(c) Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Fair value of foreign currency derivatives	2,853	—	—	—	2,853	—
Total hedge derivatives	2,853	—	—	—	2,853	—

Foreign currency derivatives correspond to options.

Hedging operation
The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

		As of June 30, 2026	As of December 31, 2025
		ThUS$	ThUS$
		Unaudited
Fuel options	(1)	57,118	14,009
Foreign currency derivative US$/BRL$	(2)	(2,853)	2,690

(1)Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(2) Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the US$/BRL. These contracts are recorded as cash flow hedge contracts.

The Company only maintains cash flow hedges. In the case of fuel and currency hedges, the cash flows subject to said hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position.

All hedging operations have been performed for highly probable transactions. See Note 3.

See Note 24 (h) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	2,282,676	2,076,314
(b) Accrued liabilities	473,638	608,532
Total trade and other accounts payables	2,756,314	2,684,846

(a)     Trade and other accounts payable:

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Trade creditors	1,876,102	1,676,218
Other accounts payable	406,574	400,096
Total	2,282,676	2,076,314

The details of Trade and other accounts payables are as follows:

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Aircraft Fuel	479,230	261,700
Maintenance and technical purchases	436,017	448,927
Boarding Fees	329,219	318,024
Handling and ground handling	245,634	214,411
Leases, maintenance and IT services	124,480	114,043
Other personnel expenses	101,194	99,187
Professional services and advisory	98,021	89,082
Services on board	90,682	80,086
Airport charges and overflight	89,349	117,364
Marketing	48,229	57,903
Crew	43,241	40,765
Agencies sales commissions	27,325	29,478
Air companies	21,428	32,817
Aircraft Insurance	3,721	9,553
Others	144,906	162,974
Total trade and other accounts payables	2,282,676	2,076,314

(1) See note 24, letter g

(b)     Liabilities accrued:

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	171,148	191,524
Accrued personnel expenses	147,388	104,504
Accounts payable to personnel (1)	116,676	275,358
Others accrued liabilities	38,426	37,146
Total accrued liabilities	473,638	608,532

(1) Participation in profits and bonuses (Note 22 letter b).

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	—	1,722	311,397	330,955	311,397	332,677
Civil contingencies	6,036	5,052	178,763	169,732	184,799	174,784
Labor contingencies	1,066	1,639	169,707	160,105	170,773	161,744
Other	—	—	12,242	11,181	12,242	11,181
Provision for European
Commission investigation	—	—	—	2,638	—	2,638

Total other provisions (2)	7,102	8,413	672,109	674,611	679,211	683,024

(1)Provisions for contingencies:

    The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.
    The civil contingencies correspond to different demands of civil order filed against the Company.The labor contingencies correspond to different demands of labor order filed against the Company.
    Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.
The Company maintains other judicial processes, individually and cumulatively, do not have a significant impact on these financial statements.

(2)    Total other provision as of June 30, 2026, and December 31, 2025, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries,with a probability of loss under 50%, which are not recognized in the normal course of IFRS Accounting Standards application and which only in the context of a business combination should be recognized under IFRS Accounting Standards.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (1)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as January 1, 2025	635,740	2,327	638,067
Increase in provisions	117,747	—	117,747
Provision used	(44,413)	—	(44,413)
Difference by subsidiaries conversion	33,499	—	33,499
Reversal of provision	(48,015)	—	(48,015)
Exchange difference	2,712	310	3,022
Closing balance as of June 30, 2025 (Unaudited)	697,270	2,637	699,907

Opening balance as of July 1, 2025	697,270	2,637	699,907
Increase in provisions	152,238	5	152,243
Provision used	(50,440)	—	(50,440)
Difference by subsidiaries conversion	(21,153)	—	(21,153)
Reversal of provision	(96,758)	—	(96,758)
Exchange difference	(771)	(4)	(775)
Closing balance as of December 31, 2025 (Unaudited)	680,386	2,638	683,024

Opening balance as of January 1, 2026	680,386	2,638	683,024
Increase in provisions	160,754	—	160,754
Provision used	(48,507)	(2,357)	(50,864)
Difference by subsidiaries conversion	23,978	—	23,978
Reversal of provision	(139,243)	—	(139,243)
Exchange difference	1,843	(281)	1,562
Closing balance as of June 30, 2026 (Unaudited)	679,211	—	679,211

(1)See details of litigation and government investigations with a material impact in Note 30.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenue (1)(2)	3,849,760	3,580,317	—	—	3,849,760	3,580,317
Sales tax	23,158	32,162	—	—	23,158	32,162
Retentions	59,052	150,794	—	—	59,052	150,794
Other taxes	6,436	7,215	—	—	6,436	7,215
Dividends payable	210,362	37,995	—	—	210,362	37,995
Other sundry liabilities	7,628	7,692	—	—	7,628	7,692
Total other non-financial liabilities	4,156,396	3,816,175	—	—	4,156,396	3,816,175

Deferred Revenue Movement:

		Deferred revenue
	Initial balance	(1) Recognition	Use	Loyalty program (Award and redeem)	Expiration of tickets	Translation Difference	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2025 (Unaudited)	3,258,343	8,103,024	(7,842,362)	9,179	(189,075)	134,684	8,341	3,482,134
From July 1 to December 31, 2025 (Unaudited)	3,482,134	9,161,267	(8,896,154)	12,132	(164,926)	(9,751)	(4,385)	3,580,317
From January 1 to June 30, 2026 (Unaudited)	3,580,317	9,809,971	(9,452,061)	58,475	(232,736)	78,130	7,664	3,849,760

(1)The balance includes mainly, deferred revenue for services not provided as of June 30, 2026 and December 31, 2025 and for the frequent flyer LATAM Pass program.

LATAM Pass is LATAM's frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles LATAM Pass every time they fly in LATAM and other airlines associated with the program, as well as by buying in stores or use the services of a vast network of companies that have agreements with the program around the world.

(2)As of June 30, 2026, Deferred Income includes Th US$28.452 (ThUS$28.452 as of December 31, 2025) related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until until the end of the implementation of the strategic alliance.

NOTE 22 - EMPLOYEE BENEFITS

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Retirements payments	86,572	95,768
Resignation payments	7,645	6,424
Other obligations	39,407	79,387
Total liability for employee benefits	133,624	181,579

(a)    The movement in retirements, resignations and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) losses	Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to June 30, 2025 (Unaudited)	167,427	(992)	(6,686)	8,245	6,107	174,101
From July 1 to December 31, 2025 (Unaudited)	174,101	18,449	(4,779)	8,971	(15,163)	181,579
From January 1 to June 30, 2026 (Unaudited)	181,579	(38,747)	(6,321)	(4,485)	1,598	133,624

The main assumptions used in the calculation of the provision in Chile are presented below:

	For the 6 months period ended at June 30,
Assumptions	2026	2025
	Unaudited
Discount rate	5.46%	5.73%
Expected rate of salary increase	3.00%	3.00%
Rate of turnover	2.74%	2.80%
Mortality rate	RV-2020	RV-2020
Inflation rate	2.94%	3.05%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is based on the bonds issued by the Central Bank of Chile with a maturity of 20 years. The RV-2020 mortality tables correspond to those established by the Commission for the Financial Market of Chile. The inflation rates are based on the yield curves of the long term nominal and inflation adjusted bonds based on BCU and BCPs issued by the Central Bank of Chile.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 b.p.	(6,171)	(7,199)
Change in the accrued liability an closing for decrease of 100 b.p.	7,069	8,318
Rate of wage growth
Change in the accrued liability an closing for increase in 100 b.p.	6,404	7,543
Change in the accrued liability an closing for decrease of 100 b.p.	(5,830)	(6,819)

(b)    Annual bonus provision :

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	116,676	275,358
(*)        Accounts payables to employees (Note 19 letter b)
The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c)    CIP (Corporate Incentive Plan)

With the aim of incentivizing the retention of talent among the employees of LATAM Group companies and in response to the exit of the Chapter 11 Procedure, it was agreed to grant an extraordinary and exceptional incentive called Corporate Incentive Plan (hereinafter also "CIP"), which will be enforceable and paid subject to compliance with the terms, clauses and conditions approved at the Board meeting dated April 25, 2023. In summary, the CIP contemplates three categories oriented to three different groups or categories of employees, whether they are hired by the Company directly, or in other companies of the LATAM Group. These categories are as follows: Non-Executive Employees; Executives Not part of the Global Executive Meeting o “GEM”; and GEM Executives. Employees in each of these groups are only eligible for the CIP that corresponds to their respective category. The terms of each of these CIP categories were communicated to the respective employees between the months of January and December 2023.

Below is additional background on each of the different categories of the CIP. Additionally, in Note 33 describes in more detail the main terms and conditions of the last two categories of the CIP (i.e., Non-GEM Executives; and GEM Executives):

i)    Non-Executive Employees: The first subprogram was aimed at non-executive employees who, while hired at one of the LATAM Group companies as of December 31, 2020, were still in their position as of April 30, 2023, which includes a fixed and guaranteed payment in cash on certain dates, depending on the country where the employee is hired.

This subprogram is available to those employees who were unable to qualify for one of the two categories below, or who were able to do so, chose not to participate in them.

ii)    Executives Not part of the GEM: The second subprogram applies to senior executives not part of the GEM (Global Executive Meeting – Senior Managers, Managers, Assistant Managers). This program contemplates the creation of remuneration synthetic Units (hereinafter, simply "Units") that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A., and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that should be considered in accordance with CIP.

In this context, this program contemplates two different bonuses: (1) a withholding bonus, consisting of the amount in cash resulting from Units that are assigned to the respective employee, these Units being paid at 20% at month 15 and 80% at month 24, in each case, counted from the exit date of Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently a guaranteed payment for these employees; and (2) a bonus associated with the certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19 (b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is an eventual payment that is only made if these indicators are reached.

iii)     GEM Executives: The third subprogram applies to the Company´s GEM executives (Global Executive Meeting) (CEO and employees whose job description is "vice presidents" or "directors"). This program, in essence, contemplates the creation of remuneration synthetic Units that, by referential means, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that must be considered according to the CIP.

These Units are divided into:

(1) Units associated with the employee's permanence in one of the LATAM Group companies ("RSUs" – Retention Shares Units); and (2) Units associated with both the employee's permanence in one of the LATAM Group companies and the performance of LATAM Airlines Group S.A. ("PSUs" – Performance Shares Units). This performance is ultimately measured according to the share price of LATAM Airlines Group S.A. in the terms and conditions of the CIP.

Both the RSUs and the PSUs are consequently associated with the passage of time, becoming effective by partialities according to the calendar contemplated by the CIP. For the case of RSUs, having a vesting guaranteed by partialities as explained in more detail in Note 33. On the other hand, the PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. As explained in more detail in Note 33, PSUs constitute a contingent and non-guaranteed payment.

In addition, some GEM Executives will also be entitled to receive a fixed and guaranteed cash payment ("MPP" – Management Protection Plan) on certain dates according to the CIP. Those employees who are eligible for this MPP will also be eligible for a limited number of additional MSUs ("MPP Based RSUs").

During the first quarter of 2025, GEM executives contracts were amended incorporating an alternative modality for a portion of the PSUs assigned to the employee to become effective. More specifically, up to 50% of the PSUs assigned to the respective employee will be eligible to become effective to the extent that, on or before the 60th month from the date of exit from the Chapter 11 Procedure, the Return per Share, expressed as a percentage of the price per share at which the shares issued by virtue of the capital increase agreed upon at the Extraordinary Shareholders' Meeting of LATAM Airlines Group S.A. on July 5, 2022 (i.e., US$0.01083865799), exceeds certain thresholds. For these purposes, the concept of "Return per Share" considers the average price of stock market transactions in shares of LATAM Airlines Group S.A. within 60 business days prior to the determination date, plus any dividends and distributions that have been paid to shareholders with respect to their shares in LATAM Airlines Group S.A. after the exit from the Chapter 11 Procedure.

In all cases, the respective employees must have remained as such in one of the LATAM Group companies at the corresponding accrual date to qualify for these benefits.

During the six-month period ended June 30, 2026, the amount accrued for the CIP was US$4.40 million (US$24.74 million for the six-month period ended June 30, 2025), which is recorded under the “Administrative Expenses” line item in the Consolidated Statement of Income by function. As of June 30, 2026, the provisioned balance for this plan amounted to US$54.15 million.

(d)    Employment expenses are detailed below:

	For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2026	2025	2026	2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Salaries and wages	890,792	714,376	447,439	358,724
Short-term employee benefits	114,309	108,843	60,604	51,381
Other personnel expenses	103,660	78,520	50,876	40,656
Total	1,108,761	901,739	558,919	450,761

LTI (Long-Term Incentive Plan):

In order to encourage talent retention and recognize the individual’s contribution to the Company’s sustainable performance, the granting of a new long-term incentive program to certain executives of LATAM group companies, the Long-Term Incentive Plan (“LTI”), was agreed.

The LTI plan provides for the grant of units linked to the eligible executive’s tenure with the employing company and the achievement of certain goals. If vested, these grant the right to receive a cash payment based on the number of units vested and the reference share value.

The program considers two types of units:

(i) RSUs (Retention Share Units), linked to the employee’s tenure with the employing company;

(ii) PSUs (Performance Share Units), linked to both the employee’s tenure and the achievement of certain financial performance indicators of the Company.

RSUs vest over time, while PSUs are also subject to the achievement of Strategic Plan targets.

The units granted to eligible executives under this plan are as follows:

Type	Units
RSU	244,245,042
PSU	569,872,655
Total	814,117,697

Given the characteristics of this program, it has been accounted for in accordance with IFRS 2 “Share-based Payment” and classified as a “cash-settled award”, being recognized at fair value as a liability, updated at each reporting date with the effect recognized in profit or loss for the period.

During the six-month period ended June 30, 2026, the amount accrued for the LTI was US$4.94 million, which is recorded under the “Administrative Expenses” line item in the Consolidated Statement of Income by function. As of June 30, 2026, the provisioned balance for this plan was US$4.94 million.

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	466,435	408,700
Fleet (JOL)	40,000	40,000
Provision for vacations and bonuses	21,580	22,016
Other sundry liabilities	492	492
Total accounts payable, non-current	528,507	471,208

NOTE 24 - EQUITY

(a)    Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at June 30, 2026, amounts to ThUS$4,418,110 divided into 574,215,983,709 common stock of a same series (ThUS$4,418,110 divided into 574,215,983,709 shares as of December 31, 2025), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company as of June 30, 2026, corresponds to 574,215,983,709 shares. As of December 31, 2025, a total of 3,911,748 shares remained unsubscribed and unpaid. These shares were issued exclusively to satisfy the conversion of 42,398 Series H Convertible Bonds issued upon the Company´s exit from the Chapter 11 reorganization proceedings. Subsequently, on April 28, 2026, such shares ceased to have effect and were cancelled by operation of law as a result of the early redemption of all outstanding Series H Convertible Bonds that remained unconverted as of that date, and the portion of the Company’s capital stock represented by these shares was also rendered void, thereby reducing the Company’s capital stock, by operation of law, to the amount effectively subscribed and paid as of that date. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

As of September 2, 2025, the Company’s Board of Directors convened an Extraordinary Shareholders’ Meeting for October 17, 2025, for the purpose of submitting to a shareholders’ vote the early cancellation of 30,221,893,878 treasury shares acquired by the Company under the share repurchase programs approved at the Extraordinary Shareholders’ Meetings held on March 17, 2025 and June 26, 2025, as well as approving the corresponding decrease in the Company’s share capital. At said Shareholders’ Meeting, the early cancellation of the aforementioned 30,221,893,878 treasury shares—representing subscribed and paid-in capital of US$585,424,212—was approved, thereby reducing the Company’s share capital by such amount. Accordingly, the share capital was reduced from US$5,003,576,326.78, divided into 604,441,789,335 shares of a single series without par value, to US$4,418,152,114.78, divided into 574,219,895,457 shares of a single series without par value. Of this amount, US$4,418,109,716.78, represented by 574,215,983,709 shares, were fully subscribed and paid As of December 31, 2025; and the remaining balance of US$42,398, represented by 3,911,748 shares, were reserved exclusively to satisfy the conversion of 42,398 Series H Convertible Bonds issued in connection with the emergence from the Chapter 11 reorganization process.
Subsequently, on April 28, 2026, said 3,911,748 support shares ceased to have effect and were cancelled by operation of law as a result of the early redemption of all Series H Convertible Bonds pending conversion. Accordingly, the portion of the Company´s share capital represented by such shares also ceased to have effect, and the Company's share capital was reduced by operation of law to US$ 4,418,109,716.78, divided into 574,215,983,709 shares of a single series, without par value, fully subscribed and paid.

(b)     Movement of authorized shares

The following table shows, as of June 30, 2026 and as of December 31, 2025, the movement of the authorized shares, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	As of June 30, 2026 (Unaudited)				As of December 31, 2025
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option (*)	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used
Opening Balance	574,219,895,457	574,215,983,709	3,911,748	—	604,441,789,335	604,437,877,587	3,911,748	—
Early cancellation of treasury shares	—	—	—	—	(30,221,893,878)	(30,221,893,878)	—	—
Cancellation due to early redemption of the remaining Series H Convertible Notes	(3,911,748)	—	(3,911,748)	—	—	—	—	—
Subtotal	(3,911,748)	—	(3,911,748)	—	(30,221,893,878)	(30,221,893,878)	—	—
Closing Balance	574,215,983,709	574,215,983,709	—	—	574,219,895,457	574,215,983,709	3,911,748	—
(*) see note 24 letter d)

(c)     Share capital

The following table shows the movement of share capital:

Paid- in Capital
ThUS$
Initial balance as of January 1, 2025	5,003,534
Early cancellation of treasury shares	(585,424)
Ending balance as of December 31, 2025	4,418,110
Initial balance as of January 1, 2026	4,418,110
There were no movements during the period	—
Ending balance as of June 30, 2026 (Unaudited)	4,418,110

(d)     Treasury stock
As of December 31, 2025, of the total subscribed and paid-in shares, the Company had acquired 30,221,893,878 shares under its own share repurchase programs, for a total amount of MUS$585,424. These shares were early cancelled in accordance with the approval granted by the Extraordinary Shareholders’ Meeting held on October 17, 2025.

The movement of treasury shares is as follows:

Movement of treasury shares	Number of shares	Share amount	Fee payments	Total
		ThUS$	ThUS$	ThUS$
Opening balance at January 1, 2025	—	—	—	—
Own share repurchase program approved at the Extraordinary Shareholders’ Meeting held on March 17, 2025, paid in May 2025	9,671,006,041	151,997	154	152,151
Own share repurchase program approved at the Extraordinary Shareholders’ Meeting held on June 26, 2025, paid in July 2025	20,550,887,837	432,840	433	433,273
Early cancellation of own shares approved at the Extraordinary Shareholders’ Meeting held on October 17, 2025	(30,221,893,878)	(584,837)	(587)	(585,424)
Ending balance as of December 31, 2025	—	—	—	—
Opening balance at January 1, 2026	—	—	—	—
There were no movements during the period	—	—	—	—
Closing balance at June 30, 2026	—	—	—	—

(e)     Other equity- Value of conversion right - Convertible Notes

(e.1)     Notes subscription
The Convertible Notes were issued to be place in exchange for a cash contribution, in exchange for settlement of Chapter 11 Proceeding or a combination of both. Convertible Notes issued in exchange for cash were valued at fair value (the cash received). Notes issued in exchange for settlement of Chapter 11 claims were valued considering the discount that each group of liabilities settled on at the emergence date. The table below shows the 3 Convertible Notes at their nominal values, the adjustment, if any, to arrive at their fair values and the amount of transaction costs. The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. The equity portion is recognized under Other equity at the time the Convertible Notes are issued.
During the period ended June 30, 2026, and for the year ended December 31, 2025, there was no subscription of convertible bonds.

(e.2)     Conversion of notes into shares

Until as of December 31, 2023, the following notes have been converted into shares:

Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	100.000%	99.997%	100.000%
Conversion option of convertible notes exercised	1,133,397	1,372,798	6,863,427	9,369,622
Total Converted Notes	1,133,397	1,372,798	6,863,427	9,369,622

As of June 30, 2026, and as of December 31, 2025, no bonds have been converted into shares.
The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.

In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital.
On April 28, 2026, the Company completed the early redemption in full of the Series H Convertible Bonds for a total amount of USD 42,607.63, of which USD 38,902.02 corresponded to the equity component of the Series H Convertible Bonds, with the remaining amount corresponding to the liabilities component.

(e.3)     The Convertible Notes
The contractual conditions of the G, H and I Convertible Notes consider the delivery of a fixed number of shares of LATAM Airlines Group S.A. at the time of settlement of the conversion option of each of them. The foregoing determined the classification of convertible notes as equity instruments, with the exception of Bond H, which considers, in addition to the delivery of a fixed number of shares, the payment of 1% annual interest with certain conditions for its payment and its accrual from 60 days after the exit Date. The payment of this interest gives rise to the recognition of a liability component for the class H convertible notes.
At the date of issue, the fair value of the liability component in the amount of ThUS$102,031 was estimated using the prevailing market interest rate for similar non-convertible instruments.
Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method.

(f)     Reserve of share- based payments

Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Closing balance
	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2025 (Unaudited)	37,235	—	37,235
From July 1 to December 31, 2025 (Unaudited)	37,235	—	37,235
From January 1 to June 30, 2026 (Unaudited)	37,235	—	37,235
These reserves are related to share based payment plans that expired during the first quarter of 2023. No equity instruments were issued and no amounts were paid associated with these plans.

(g)     Other sundry reserves
Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Other sundry reserves	Others increases (Decreases)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2025 (Unaudited)	(1,169,506)	—	—	(300,058)	(1,469,564)
From July 1 to December 31, 2025 (Unaudited)	(1,469,564)	—	—	280,553	(1,189,011)
From January 1 to June 30, 2026 (Unaudited)	(1,189,011)	—	—	—	(1,189,011)

Balance of Other sundry reserves comprise the following:

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Higher value for TAM S.A. share exchange (1)	2,666,202	2,666,202
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(211,582)	(211,582)
Adjustment to the fair value of the New Convertible Notes (4)	(3,624,871)	(3,624,871)
Share buyback program OFB june 2025(5ii)	(15,603)	(15,603)
Share buyback program OFB march 2025(5i)	(3,902)	(3,902)
Others	(1,875)	(1,875)
Total	(1,189,011)	(1,189,011)

(1)    Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)     Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.
(3)     The balance corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional S.A. for (ThUS$3,480) and (ThUS$20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for (ThUS$885), the acquisition of Inversiones Lan S.A. of the minority participation in Aerovías de Integración Regional S.A. for an amount of (ThUS$2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS$(21,526) through Holdco Ecuador S.A. The loss due to the acquisition of the minority interest of Multiplus S.A. for (ThUS$184,135), and the acquisition of a minority interest in LATAM Airlines Perú S.A. through LATAM Airlines Group S.A for an amount of (ThUS$3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of (ThUS$3,383). The movements during 2023 was the following: acquisition of the non-controlling interest of Aerovías de Integración Regional S.A. for an amount of (ThUS$23) and amendment of articles in the legal statutes of association related to premiums for the issuance of shares in the subsidiaries Aerovías de Integración Regional S.A. for a total amount of ThUS$5.097.

(4)     The adjustment to the fair value of the Convertible Notes delivered in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable for ThUS$2,564,707, gain on the haircut for the financial liabilities for ThUS$420,436,and gain on the haircut of lease liabilities which is booked against the right of use asset for ThUS$639,728 as of June 30, 2026 and December 31, 2025.

(5)    Share Repurchase Programs

5i) Firm Block Offer (FBO) March 2025

    At the Extraordinary Shareholders' Meeting held on March 17, 2025 (the "Meeting"), it was approved a program for the acquisition of shares issued by the Company was approved, in accordance with Articles 27 A to 27 C and other relevant articles of the Corporations Act (the “Share Repurchase Program”, “Buyback” or the “First Program”) for a duration of 18 months from the date of the Meeting for up to 1.6% of the outstanding shares, which corresponds to 9,671,006,041 shares as of this date. According to the terms in which it was approved, the objective of the First Program is distributing proceeds to shareholders and investing in shares issued by the Company. At the Meeting, the Board of Directors has been delegated the authority to set the minimum and maximum purchase price for shares under the First Program, remaining fully empowered to modify this determination as often as it deems necessary, in its sole discretion. The Meeting also approved to authorize the Board of Directors, in accordance with Article 27 B of the Corporations Law, to carry out the acquisition of shares subject to the First Program on stock exchanges through systems that allow for pro rata acquisition of the shares. If the established percentage is not reached, the remaining balance may be purchased directly in “rueda”. Additionally, the Board of Directors has been delegated the authority to always acquire shares directly in the market for an amount representing up to 1% of the Company's share capital within any 12-month period, without the need to apply the pro rata procedure, under the terms provided for in the aforementioned Article 27 B.

In a Board of Directors meeting held on March 2    8, 2025, the Company's Board of Directors approved the launch of the First Program approved at the aforementioned Meeting, in accordance with the delegation granted to the Board of Directors at that Meeting and the applicable regulations. Specifically, on this date, the Board of Directors agreed to:

a) Initiate the First Program through the pro rata mechanism of an FBO (“Oferta Firme en Bloque” or “FBO”, for its Spanish acronym) on the Santiago Stock Exchange (the “Exchange”) for up to 1.6% of the outstanding shares into which the Company’s share capital is divided (i.e., up to 9,671,006,041 shares), at a price per share of CLP$15.02 (fifteen point zero two pesos, legal currency in Chile), equivalent to March 28, 2025 to US$0.016120204 (zero point zero one six one two zero two zero four U.S. dollars), according to the "observed" exchange rate as of this date, for a period of 30 days.

b) Determine that the OFB be registered in the Exchange's systems on March 28, 2025, with effective as of April 1, 2025. The OFB had an initial period of 30 days, from April 1, 2025, to April 30, 2025.

c) Engage J.P. Morgan Corredores de Bolsa SpA and Banchile Corredores de Bolsa S.A. to implement the OFB.

Additionally, in the same meeting, it is agreed that ADR holders who desire to sell shares under the First Program must first cancel their respective ADRs and convert them into shares of the Company under the terms outlined in our deposit agreement with JPMorgan Chase Bank, N.A. To do so, they must contact the depositary.

As of March 31, 2025, following approval by the Company's Board of Directors to initiate the program to acquire its own-issued shares through pro rata mechanism the "Oferta Firme en bloque" (OFB) indicated in the preceding paragraphs, the Company recognized the payment obligation of ThUS$155,899.

On April 30, 2025 the OFB was declared fully successful, receiving acceptances that far exceeded the shares offered for purchase under the First Program. As a result, the Company was required to apply a pro-rata allocation to the shareholders who accepted the OFB. Consequently, the OFB was definitively settled on May 2, 2025, and the shareholders who accepted the OFB were unable to sell, under the First Program, all the shares they intended to. As a result of the execution of the First Program, the Company ultimately acquired all 9,961,006,041 shares covered by the Program.

On May 2, 2025, the settlement of the purchase of 1.6% of the subscribed and paid shares (9,671,006,041 shares) was carried out for a total amount of US$151,997 thousand (see Note 24 (d)). As of that date, an amount of ThUS$3,902 was recognized in other reserves. This amount arises from the exchange rate difference between, on the one hand, the date of recognition of the payment obligation as of March 31, 2025, as previously indicated, and on the other hand, the settlement date of the OFB on May 2, 2025. This difference arises because the share price was set and paid in Chilean pesos.

5ii) Firm Block Offer (OFB) June 2025

At the Extraordinary Shareholders' Meeting held on June 26, 2025 (the "Meeting"), it was approved a new program for the acquisition of shares issued by the Company was approved, in accordance with Articles 27 A to 27 C and other relevant articles of the Corporations Act (the “Share Repurchase Program”, “Buyback” or the “New Program”) for a duration of 18 months from the date of the Meeting for up to 3.4% of the outstanding shares, which corresponds to 20,550,887,837 shares as of this date. According to the terms in which it was approved, the objective is distributing proceeds to shareholders and investing in shares issued by the Company. At the Meeting, the Board of Directors has been delegated the authority to set the minimum and maximum purchase price for shares under the New Program, remaining fully empowered to modify this determination as often as it deems necessary, in its sole discretion. The Meeting also approved to authorize the Board of Directors, in accordance with Article 27 B of the Corporations Law, to carry out the acquisition of shares subject to the New Program on stock exchanges through systems that allow for pro rata acquisition of the shares. If the established percentage is not reached, the remaining balance may be purchased directly in “rueda”.

Additionally, the Board of Directors has been delegated the authority to always acquire shares directly in the market for an amount representing up to 1% of the Company's share capital within any 12-month period, without the need to apply the pro rata procedure, under the terms provided for in the aforementioned Article 27 B.

In a Board of Directors meeting held on June 27, 2025, the Company's Board approved the launch of the New Program approved at the aforementioned Meeting, in accordance with the delegation granted to the Board of Directors at that Meeting and the applicable regulations. Specifically, on this date, the Board of Directors agreed to:

a) Initiate the New Program through the pro rata mechanism of an OFB (“Oferta Firme en Bloque” or “OFB”, for its Spanish acronym) on the Santiago Stock Exchange (the “Exchange”) for up to 2.4% of the outstanding shares into which the Company’s share capital is divided (i.e., up to 14,506,509,062 shares), at a price per share of CLP$19.00 (nineteen point zero pesos, legal currency in Chile), equivalent to June 27, 2025 to US$0.020415400 (zero point zero two zero four one five four zero zero U.S. dollars), according to the "observed" exchange rate as of this date, for a period of 30 days. The terms and conditions of the OFB may be modified as permitted by current regulations. Any changes will be duly reported through a new Material Fact and will be recorded with the Exchange in accordance with the exchange regulations.

b) Determine that the OFB be registered in the Exchange's systems on June 27, 2025, with effective as of July 1, 2025. The OFB will have an initial period of 30 days, from July 1, 2025, to July 30, 2025.

c) Engage Banchile Corredores de Bolsa S.A. and Larrain Vial S.A. Corredora de Bolsa to implement the OFB.

Additionally, in the same meeting, it is agreed that ADR holders who desire to sell shares under the New Program must first cancel their respective ADRs and convert them into shares of the Company under the terms outlined in our deposit agreement with JPMorgan Chase Bank, N.A. To do so, they must contact the depositary.

As of June 30, 2025, following approval by the Company's Board of Directors to initiate the program to acquire its own-issued shares through pro rata mechanism the "Oferta Firme en bloque" (OFB) indicated in the preceding paragraphs, the Company recognized the payment obligation of ThUS$296,156.

In a Board of Directors meeting held on July 29, 2025, the Company approved increasing the price of the OFB to CLP 20.6 (twenty point six pesos, legal currency in Chile) per share.

In a Board of Directors meeting held on July 30, 2025, the Company approved increasing the maximum percentage of shares to be acquired under the OFB so that up to 3.4% of the subscribed and paid-in shares into which its share capital is divided may be purchased thereunder (i.e., up to 20,550,887,837 shares), the percentage corresponding to the New Program’s maximum limit.

On July 30, 2025, the OFB was declared fully successful, having received acceptances that far exceeded the number of shares offered to be purchased under the New Program, which in turn required the Company to apply a pro rata allocation to the shareholders who accepted the OFB. Accordingly, the OFB was ultimately settled on July 31, 2025, and the shareholders who accepted the OFB were not able to sell under the New Program all the shares they intended to. As a result of the execution of the New Program, the Company ultimately acquired the entirety of the 20,550,887,837 shares targeted thereunder.

On July 31, 2025, the settlement was effected of the purchase of 3.4% of the subscribed and paid-in shares (20,550,887,837 shares) was carried out for a total amount of US$432,840 thousand (see Note 24(d)). As of that date, an amount of ThUS$15,603 was recognized in other reserves.

This amount arises from the exchange rate difference between, on the one hand, the date of recognition of the payment obligation as of June 30, 2025, and on the other hand, the settlement date of the OFB as of July 31, 2025.

This foreign exchange difference was affected by the following events that occurred between those dates: the increase in the OFB price on July 29, 2025, and the modification maximum percentage of shares to be acquired, allowing the purchase of up to 3.4% of the share capital on July 30, 2025. This difference arises because the share price was set and paid in Chilean pesos.

(h)     Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2025	(4,209,660)	(52,896)	35,644	(69,414)	(4,296,326)
Change in fair value of hedging instrument recognized in OCI	—	7,198	(27,408)	—	(20,210)
Reclassified from OCI to profit or loss	—	2,762	22,792	—	25,554
Reclassified from OCI to the value of the hedged asset	—	(2,204)	—	—	(2,204)
Actuarial reserves by employee benefit plans	—	—	—	(8,243)	(8,243)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	428	428
Translation difference subsidiaries	230,579	183	(137)	—	230,625
Closing balance as of June 30, 2025 (Unaudited)	(3,979,081)	(44,957)	30,891	(77,229)	(4,070,376)

Opening balance as of July 1, 2025 (Unaudited)	(3,979,081)	(44,957)	30,891	(77,229)	(4,070,376)
Change in fair value of hedging instrument recognized in OCI	—	(5,782)	(9,713)	—	(15,495)
Reclassified from OCI to profit or loss	—	(8,616)	24,334	—	15,718
Actuarial reserves by employee benefit plans	—	—	—	(8,817)	(8,817)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	82	82
Translation difference subsidiaries	(12,313)	215	(73)	—	(12,171)
Closing balance as of December 31, 2025	(3,991,394)	(59,140)	45,439	(85,964)	(4,091,059)

Opening balance as of January 1, 2026	(3,991,394)	(59,140)	45,439	(85,964)	(4,091,059)
Change in fair value of hedging instrument recognized in OCI	—	131,073	(104,349)	—	26,724
Reclassified from OCI to profit or loss	—	(58,477)	57,605	—	(872)
Actuarial reserves by employee benefit plans	—	—	—	4,484	4,484
Deferred tax actuarial IAS by employee benefit plans	—	—	—	(420)	(420)
Translation difference subsidiaries	134,941			—	134,941
Closing balance as of June 30, 2026 (Unaudited)	(3,856,453)	13,456	(1,305)	(81,900)	(3,926,202)

(h.1)    Cumulative translate difference

These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investments with a functional currency different to that of the parent company), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(h.2)     Cash flow hedging reserve
These are originated from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results or assets recognized.

(h.3)    Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the present value obligation for defined benefit plans due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events that have occurred.

(h.4)    Gains (Losses) on change on value of time value of options

These are originated from changes in the time value of money, which represents the difference between the option’s fair value and its intrinsic value.

(i)     Retained earnings/(losses)
Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends (*)	Others increase (decreases)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2025 (Unaudited)	1,148,291	596,857	(179,057)	—	1,566,091
From July 1 to December 31, 2025 (Unaudited)	1,566,091	863,127	(258,938)	—	2,170,280
From January 1 to June 30, 2026 (Unaudited)	2,170,280	701,208	(210,362)	—	2,661,126
(*) See Note 24 (j).

(j)      Dividends per share

Description of dividend	Minimum mandatory dividend 2026		Interim dividend 2025		Minimum mandatory dividend 2025
Amount of the dividend (ThUS$)	210,362	(*)	400,000	(**)	37,995	(***)
Number of shares among which the dividend is distributed	574,215,983,709		574,215,983,709		574,215,983,709
Dividend per share (US$)	0.000366		0.000697		0.000066
Payment date			12/23/2025		14/05/2026
(*) The provision recognized corresponds to the recording of the mandatory minimum dividend provision at June 30, 2026, representing 30% of the net income for the 2026 period.
(**) At the Board of Directors’ meeting held on December 3, 2025, the distribution of Interim Dividend No. 54, charged to equity related to the net income for the year 2025, in a total amount of ThUS$400,000, was approved. The dividend was paid on December 23, 2025
(***) At the Ordinary Shareholders' Meeting held on April 23, 2026, the distribution of Dividend No. 55 a final mandatory dividend, in the total amount of ThUS$37,995, was approved; this amount. Together with, Dividend No. 54 an interim dividend paid on December 23, 2025, this represented a total distribution of 30% of the distributable net income for the year ended December 31, 2025. The dividend was paid on May 14, 2026.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2026	2025	2026	2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Passengers	7,274,688	5,767,202	3,613,485	2,824,314
Cargo	929,423	824,231	510,009	418,641
Total	8,204,111	6,591,433	4,123,494	3,242,955

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)Costs and operating expenses
The main operating costs and administrative expenses are detailed below:

	For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2026	2025	2026	2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft fuel	(2,749,119)	(1,860,766)	(1,712,179)	(886,803)
Other rentals and landing fees	(881,980)	(791,460)	(428,128)	(408,363)
Aircraft maintenance	(448,203)	(363,986)	(220,948)	(177,923)
Commissions	(161,018)	(110,555)	(78,852)	(56,904)
Passenger services	(221,855)	(169,985)	(109,856)	(85,634)
Other operating expenses	(739,093)	(703,703)	(360,946)	(366,497)
Total	(5,201,268)	(4,000,455)	(2,910,909)	(1,982,124)

Leases of low-value assets included in Costs and expenses by nature:

	For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2026	2025	2026	2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Payments for leases of low-value assets	(13,232)	(11,460)	(6,170)	(5,915)
Total	(13,232)	(11,460)	(6,170)	(5,915)

(b)Depreciation and amortization
Depreciation and amortization are detailed below:

	For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2026	2025	2026	2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Depreciation (*)	(932,151)	(771,597)	(462,964)	(402,031)
Amortization	(46,164)	(44,557)	(23,095)	(25,221)
Total	(978,315)	(816,154)	(486,059)	(427,252)

(*) Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for the period ended June 30, 2026 is ThUS$425,732 (ThUS$362,253 for the same period in 2025).

(c)Financial costs

The detail of financial costs is as follows:

	For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2026	2025	2026	2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Bank loan interests	(116,611)	(123,262)	(58,158)	(62,515)
Financial leases	(20,739)	(20,852)	(11,167)	(11,344)
Lease liabilities	(170,934)	(156,223)	(84,761)	(77,825)
Other financial expenses	(20,187)	(6,712)	(10,379)	(3,640)
Total	(328,471)	(307,049)	(164,465)	(155,324)

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 27 - OTHER INCOME, BY FUNCTION
Other income, by function is as follows:

	For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2026	2025	2026	2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Tours	55,299	37,355	27,129	16,723
Customs and warehousing	21,809	23,633	10,846	12,201
Income from non-airlines products LATAM Pass	21,249	11,451	10,362	5,221
Other miscellaneous income	30,962	25,771	10,807	1,942
Total	129,319	98,210	59,144	36,087

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, LATAM has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates. For each entity and all other currencies are defined as a foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that are part of the LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of June 30,	As of December 31,	As of December 31,
	2026	2025	2024
	Unaudited
Argentine peso	1,480.66	1,454.92	1,030.50
Brazilian real	5.17	5.50	6.18
Chilean peso	922.21	907.13	996.46
Colombian peso	3,416.45	3,772.05	4,403.50
Euro	0.87	0.85	0.96
Australian dollar	1.45	1.50	1.61
Boliviano	9.76	6.86	6.86
Mexican peso	17.48	17.95	20.54
New Zealand dollar	1.76	1.72	1.77
Peruvian Sol	3.41	3.36	3.80
Paraguayan Guarani	6,081.0	6,560.0	7,815.00
Uruguayan peso	40.06	38.95	43.80

Foreign currency
The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

Current assets	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	545,077	832,594
Argentine peso	5,092	2,692
Brazilian real	38,601	42,258
Chilean peso	29,492	206,013
Colombian peso	20,286	22,937
Euro	13,315	20,350
U.S. dollar	382,109	485,614
Other currency	56,182	52,730

Other financial assets, current	5,316	8,083
Chilean peso	1,945	2,026

Current assets	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
U.S. dollar	2,711	5,413
Other currency	660	644

Other non - financial assets, current	96,253	88,031
Chilean peso	69,804	68,643
Euro	4,579	2,775
U.S. dollar	2,110	2,356
Peruvian sun	7,442	6,158
Other currency	12,318	8,099

Trade and other accounts receivable, current	239,870	212,571
Argentine peso	7,775	6,885
Brazilian real	4,411	3,012
Chilean peso	83,589	93,341
Colombian peso	2,538	1,918
Euro	80,599	65,264
U.S. dollar	13,024	7,364
Other currency	47,934	34,787

Accounts receivable from related entities, current	821	7
Chilean peso	26	7
U.S. dollar	795	—

Tax current assets	26,960	29,297
Chilean peso	2,785	2,407
Colombian peso	2,912	11,974
Peruvian sun	18,956	12,966
Other currency	2,307	1,950

Total current assets	914,297	1,170,583
Argentine peso	12,867	9,577
Brazilian real	43,012	45,270
Chilean peso	187,641	372,437
Colombian peso	25,736	36,829
Euro	98,493	88,389
U.S. Dollar	400,749	500,747
Other currency	145,799	117,334

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
Non-current assets

Other financial assets, non-current	7,886	13,211
Brazilian real	3,654	3,417
Chilean peso	559	775
Euro	1,277	4,581
U.S. dollar	1,184	1,182
Other currency	1,212	3,256

Other non - financial assets, non-current	10,529	8,791
Brazilian real	7,927	6,771
Other currency	2,602	2,020

Accounts receivable, non-current	5,400	5,543
Chilean peso	5,400	5,543

Deferred tax assets	5,957	57
Colombian peso	5,914	—
U.S. dollar	—	—
Other currency	43	57

Total non-current assets	29,772	27,602
Brazilian real	11,581	10,188
Chilean peso	5,959	6,318
Colombian peso	5,914	—
Euro	1,277	4,581
U.S. dollar	1,184	1,182
Other currency	3,857	5,333

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Current liabilities

Other financial liabilities, current	55,475	10,694	2,775	1,080
Chilean peso	3,951	4,552	2,755	974
Euro	48,973	3,712	20	14
U.S. dollar	2,166	2,162	—	—
Other currency	385	268	—	92

Trade and other accounts payables, current	888,781	837,459	3,845	9,010
Argentine peso	4,026	3,600	6	206
Brazilian real	6,149	1,429	8	649
Chilean peso	196,405	191,314	89	1,806
Euro	54,691	37,834	107	4
U.S. dollar	540,584	546,733	1,958	2,383
Peruvian sol	66,905	51,880	1,597	3,896
Mexican peso	5,710	2,735	—	—
Pound sterling	5,766	1,082	1	15
Uruguayan peso	506	612	—	4
Other currency	8,039	240	79	47

Accounts payable to related entities, current	8	5,482	—	—
U.S. dollar	8	5,482	—	—

Other provisions, current	6,392	6	709	8,427
Chilean peso	—	—	—	4
Other currency	6,392	6	709	8,423
Current liabilities

Other non-financial liabilities, current	14,816	99,444	1,884	5,652
Argentine peso	1,157	802	79	176
Chilean peso	7,408	94,046	448	2,832
Colombian peso	1,631	1,536	975	1,513
U.S. dollar	3,064	1,756	125	663
Other currency	1,556	1,304	257	468

Total current liabilities	965,472	953,085	9,213	24,169
Argentine peso	5,183	4,402	85	382
Brazilian real	6,149	1,429	8	649
Chilean peso	207,764	289,912	3,292	5,616
Colombian peso	1,631	1,536	975	1,513
Euro	103,664	41,546	127	18
U.S. dollar	545,822	556,133	2,083	3,046
Other currency	95,259	58,127	2,643	12,945

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Non-current liabilities
Other financial liabilities, non-current	60,622	165,530	5,826	5,701	160,514	165,699
Chilean peso	46,186	39,139	5,826	5,654	160,514	164,600
Euro	4,457	115,122	—	47	—	1,099
U.S. dollar	9,058	10,122	—	—	—	—
Other currency	921	1,147	—	—	—	—

Accounts payable, non-current	22,707	23,144	—	—	—	—
Chilean peso	19,461	19,744	—	—	—	—
U.S. dollar	1,266	1,266	—	—	—	—
Other currency	1,980	2,134	—	—	—	—

Other provisions, non-current	58,367	59,075	—	—	—	—
Argentine peso	2,736	2,344	—	—	—	—
Brazilian real	52,264	50,948	—	—	—	—
Chilean peso	2,849	2,604	—	—	—	—
Colombian peso	145	135	—	—	—	—
Euro	340	3,001	—	—	—	—
U.S. dollar	33	43	—	—	—	—

Provisions for employees benefits, non-current	101,052	111,808	—	—	—	—
Chilean peso	99,553	107,187	—	—	—	—
U.S. dollar	1,499	4,621	—	—	—	—

Total non-current liabilities	242,748	359,557	5,826	5,701	160,514	165,699
Argentine peso	2,736	2,344	—	—	—	—
Brazilian real	52,264	50,948	—	—	—	—
Chilean peso	168,049	168,674	5,826	5,654	160,514	164,600
Colombian peso	145	135	—	—	—	—
Euro	4,797	118,123	—	47	—	1,099
U.S. dollar	11,856	16,052	—	—	—	—
Other currency	2,901	3,281	—	—	—	—

	As of June 30, 2026	As of December 31, 2025
	ThUS$	ThUS$
	Unaudited
General summary of foreign currency:

Total assets	944,069	1,198,185
Argentine peso	12,867	9,577
Brazilian real	54,593	55,458
Chilean peso	193,600	378,755
Colombian peso	31,650	36,829
Euro	99,770	92,970
U.S. dollar	401,933	501,929
Other currency	149,656	122,667

Total liabilities	1,383,773	1,508,211
Argentine peso	8,004	7,128
Brazilian real	58,421	53,026
Chilean peso	545,445	634,456
Colombian peso	2,751	3,184
Euro	108,588	160,833
U.S. dollar	559,761	575,231
Other currency	100,803	74,353

Net position
Argentine peso	4,863	2,449
Brazilian real	(3,828)	2,432
Chilean peso	(351,845)	(255,701)
Colombian peso	28,899	33,645
Euro	(8,818)	(67,863)
U.S. dollar	(157,828)	(73,302)
Other currency	48,853	48,314

NOTE 29 – EARNINGS PER SHARE

	For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2026	2025	2026	2025
	Unaudited
Basic earning per share

Income attributable to owners of the parent company (ThUS$)	701,208	596,857	125,219	241,569
Weighted average number of shares, basic (*)	574,215,983,709	601,232,019,231	574,215,983,709	598,061,390,087
Basic earning per share (US$)	0.001221	0.000993	0.000218	0.000404

	For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2026	2025	2026	2025
	Unaudited
Diluted earning per share

Income attributable to owners of the parent company (ThUS$)	701,208	596,857	125,219	241,569
Weighted average number of shares, diluted (**)	574,218,512,297	601,235,930,979	574,217,144,338	598,065,301,835
Diluted earnings per share (US$)	0.001221	0.000993	0.000218	0.000404

(*)    For the six months period ended June 30, 2026, the number of weighted average basic shares considers 574,215,983,709 shares outstanding from January 1, 2026 to June 30, 2026. For the six months period ended June 30, 2025, the number of weighted average basic shares considers 601.232.019.231 outstanding shares from January 1, 2025 to June 30, 2025.

(**)    For the six months period ended June 30, 2026, the weighted average number of diluted shares includes 574,215,983,709 shares outstanding and the weighted average effect of 3,911,748 potentially dilutive shares for the period from January 1, 2026 to April 27, 2026, assuming the full conversion of the Series H Convertibles Bonds. On April 28, 2026, upon the early redemption of all outstanding Series H Convertible Bond, the corresponding support shares were cancelled by operation of law and, according, ceased to be included in the calculation of diluted earning per share. For the six months period ended June 30, 2025, the weighted average number of diluted shares includes 601,232,019,231 shares outstanding from January 1, 2025 to June 30, 2025, and weighted average effect of 3,911,748 potentially dilutive shares for the period from January 1 to June 30, 2025, assuming the full conversion of the Series H Convertible Bond that were issued on the date of exit from Chapter 11.

NOTE 30 – CONTINGENCIES
I.    Lawsuits

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Aerolinhas Brasileiras S.A.	Justicia Federal.	0008285-53.2015.403.6105	An action seeking to quash a decision and petitioning for early protection in order to obtain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) 3 executives from that time: ThUS$405. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. In December 2018, the Justice Federal ruled negatively against ABSA, indicating that it will not apply a additional reduction to the fine imposed. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019. We are awaiting a date for the appeal hearing.	11,782
Aerolinhas Brasileiras S.A.	Justicia Federal.	0001872-58.2014.4.03.6105	A lawsuit filed by ABSA with a motion for preliminary injunction, was filed on February 28, 2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006-43.	The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company's request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: ThUS$4.111 – R$21.257.610,20 - probable y MUS$9.247 – R$47.809.959,86 - posible). We must await a decision on the Treasury appeal.	13,359
Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 2a Região.	2001.51.01.012530-0 (linked to this process Pas 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action filed by TAM Linhas Aéreas for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals ThUS$114.523 (R$ 592.086.773,81). The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. In January 2024, the Company received an unfavorable ruling and filed an appeal with the court in February 2024. No amount additional to the deposit that has already been made is required if this case is lost. A ruling is currently pending on the company’s appeal.	89,291

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	5008045-08.2026.4.03.6100 (vinculado a este proceso) 10880.725950/2011-05	A claim filed by the tax authorities questioning the offsetting of credits from the Social Integration Program (PIS in Portuguese) and Social Security Financing Contribution (COFINS in Portuguese) declared in the Offsetting Declarations (DCOMPs in Portuguese).	Legal action to contest the debt arising from administrative proceeding 10880.725950/2011-05 (Offsetting of PIS (Social Integration Program) and COFINS (Contribution for the Financing of Social Security) credits declared in DCOMPs). Filed on March 13, 2026. The company obtained an injunction suspending the collection and requiring a guarantee. The case is currently awaiting judgment.	40,780
TAM Linhas Aéreas S.A.	10 ª Vara das Execuções Fiscais Federais de São Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. In April 2025, a first-instance ruling was issued against LATAM Airlines Brasil. The Company filed an appeal on April 9, 2025.	36,903
TAM Linhas Aéreas S.A.	Secretaría de Receita Federal	5002912.29.2019.4.03.6100	A lawsuit filed by TAM disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark.	The lawsuit was assigned on February 28, 2019. On March 01, 2019, a court decision was issued that waived the requirement for a guarantee. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury filed an appeal. Today, we await the final decision.	10,864
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import.	There is no predictable decision date because it depends on the court of the government agency. On June 29, 2023, the company decided to propose a composition to the National Treasurer on payment of the debt, but with the legal deductions stipulated in Law 246/2022. the debt is paid. We are awaiting a response from the authority.	17,123

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018, which was partially in favor of the company. We filed an appeal which triggered an additional procedural stage in which the parties can present evidence and clarify certain positions. We are awaiting the outcome of this procedural step.	33,887
TAM Linhas Aéreas S.A.	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	In 2001, the Company filed a court claim and in 2009, an initial decision was rendered partially in favor of the Company. In 2016, the Court dismissed the appeal by the plaintiffs. We filed new appeals before the STJ (Superior Court of Justice of Brazil) and STF (Supreme Federal Court of Brazil). Those appeals (special and extraordinary) were denied, so we filed another appeal, called Internal Appeal, on which a decision is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	—
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	19515-720.823/2018-11	An administrative claim against TAM to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court of first instance dismissed the Company’s defense in August 2019. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) on September 17, 2019. The appeal filed by the company was denied on August 14, 2025. The company filed an appeal on September 18, 2025 that was dismissed. The company filed a new appeal on January 19, 2026. The company must await the resolution.	139,531
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	24,152

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	17,847
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	23,354
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2012, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	15,166

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Juzgado de 1° Instancia en lo Civil y Comercial Federal N° 11 de la ciudad de Buenos Aires	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After 2 years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The plaintiff requested on several occasions the opening of the trial, which was rejected by the Court due to the lack of notification of previous resolutions. The interim ruling on receiving evidence was rendered April 29, 2025 but evidence has not yet been presented. The plaintiff’s brief was answered on July 18, 2025 to oppose broadening the subject of the litigation proposed by the plaintiff, which intended to include a rate not in effect at the time the claim was filed. A ruling was rendered on the above-mentioned filing on November 27, 2025, sustaining the petition to expand the subject matter petitioned by the plaintiff. This court decision was appealed by the company on December 4, 2025, so it is not yet firm. On July 1, 2026, the evidence offered by both the plaintiff and the defendants was admitted, meaning the case is currently in the Discovery stage. Concurrently, the court ordered the creation of a separate ancillary proceeding to escalate the expansion of the scope of the preliminary injunction to the Court of Appeals.	—
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	17,265
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	15,871

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.(proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	15,552
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.727719/2019-71	The Federal Tax Service issued a notice of violation in applying for collection of the PIS/COFINS tax for 2014 (proportionality of the PIS and COFINS credits).	We presented our administrative defense on January 11, 2020. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A decision was rendered in October 2024 that was partially in favor of the Company. The Public Prosecutor filed a special appeal on which a decision is pending.	48,242
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese), which was resolved on June 15, 2026, staying the processing of all COFINS credit declaration claims until the conclusion of case number 10840.727719/2019-71. The decision is pending.	13,686
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese), which was resolved on June 15, 2026, staying the processing of all COFINS credit declaration claims until the conclusion of case number 10840.727719/2019-71. The decision is pending.	15,727

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese), which was resolved on June 15, 2026, staying the processing of all COFINS credit declaration claims until the conclusion of case number 10840.727719/2019-71. The decision is pending.	15,265
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese), which was resolved on June 15, 2026, staying the processing of all COFINS credit declaration claims until the conclusion of case number 10840.727719/2019-71. The decision is pending.	16,035
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese), which was resolved on June 15, 2026, staying the processing of all COFINS credit declaration claims until the conclusion of case number 10840.727719/2019-71. The decision is pending.	14,136
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese), which was resolved on June 15, 2026, staying the processing of all COFINS credit declaration claims until the conclusion of case number 10840.727719/2019-71. The decision is pending.	16,247

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese), which was resolved on June 15, 2026, staying the processing of all COFINS credit declaration claims until the conclusion of case number 10840.727719/2019-71. The decision is pending.	13,580
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese), which was resolved on June 15, 2026, staying the processing of all COFINS credit declaration claims until the conclusion of case number 10840.727719/2019-71. The decision is pending.	12,880
TAM Linhas Aéreas S.A	Receita Federal do Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	TAM presented an administrative defense but the decision was unfavorable. The Company filed a voluntary appeal and in March 2025, the appeals court opened an additional procedural stage in which the parties can present evidence and clarify certain positions. Is pending the procedural process	38,804
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978948/2019-86	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A decision was rendered in May 2025 that was partially in favor of the Company. The Public Prosecutor filed a special appeal. The decision is pending.	21,098

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978946/2019-97	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision.The Company filed an appeal with the appellate administrative court (CARF). A decision was rendered in September 2024 that was partially in favor of the Company. The Public Prosecutor filed a special appeal.	12,756
TAM Linhas Aereas S.A.	Receita Federal do Brasil	10880.978944/2019-06	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision. A decision is pending. The Company filed an appeal with the appellate administrative court (CARF). A decision was rendered in October 2024 that was partially in favor of the Company. The Company presented its defense on August 11, 2025 and a decision is currently pending.	13,499

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM's request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file was sent to the first instance to continue processing. On November 24, 2023, the Court dismissed LATAM’S motion for reversal against the ruling that declared the action filed by CONADECUS admissible. Accordingly, on December 4, 2023, LATAM filed the statement of defense. A reconciliation hearing was held on March 27, 2024, but no agreement was reached. An interim decision on evidence was rendered on May 14, 2024, and on June 18th, the reconsideration of that resolution was denied, which began the evidentiary period. The parties were convened to hear a decision on May 27, 2025. On April 20, 2026, a final judgment was issued, which dismissed CONADECUS's lawsuit against LATAM. On May 5, 2026, CONADECUS filed appeals for annulment as to form (casación en la forma) and on the merits (apelación) against the final judgment. On June 30, 2026, the Court of Appeals of Santiago declared the appeal for annulment as to form inadmissible. The amount at the moment is undetermined.	—
TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	Notice of a violation prepared for the COFINS request regarding taxable events presumably occurring between 2016 and 2017.	TAM filed its administrative defense with an unfavorable decision. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A partial decision on the appeal by LATAM Airlines Brazil was rendered on August 21, 2024. We need to wait for service of the decision to evaluate the next steps to take.	22,514

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	2007.34.00.009919-3(0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	In March 2007, the company filed a lawsuit protesting a court order so that the impact of social security payments on funds would not be eliminated (social security payments are applicable to 1/3 of vacation time, salary during maternity leave and illness subsidies). The decision rendered on February 2, 2008 was against the company, so it filed an appeal. The Appellate Court issued a decision partially in favor of the company. A Special/Extraordinary Remedy was filed that was stayed until the Court’s decision – (Topic STF 985). The matter was partially decided in the Supreme Court’s decision of June 2024 (STF) on the “leading case” of another company. After analyzing the decision by the Federal Supreme Court, LATAM Airlines Brazil confirmed that payments are owed for one-third of the vacation time from September 2020 to May 2024 and these amounts were deposited. The trial is expected to be completed.	78,523
TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85.1998.4.01.0000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company appealed, and in January 2026, an unfavorable second-instance ruling was issued. Consequently, LATAM Airlines Brasil's appeals will be reviewed by the Superior Courts. In February 2026, the company filed new motions which will also be reviewed by these Superior Courts (STF and STJ). The case is currently awaiting a decision.	—
TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90.2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The action was considered partially valid. The parties filed an appeal. The appeals are pending referral to the Superior Labor Court for a decision.	677

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	Receita Federal	15746.728063/2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	The trial court administrative defense has been presented and the ruling was adverse. The company filed an appeal that was referred to the Brazilian Federal Administrative Tax Court (CARF in Portuguese) for a ruling on December 4, 2024. One of the judges asked to analyze the case. In February 2025, after the proceedings returned to trial, an additional procedural stage was initiated in which the parties can present evidence and clarify certain positions. The procedural process by the Treasury is pending.	21,722
TAM Linhas Aéreas S.A	União Federal	1003320-78.2023.4.06.3800	Legal action to discuss the debit of the administrative process 10611.720630/2017-16 (fine for violation of incorrect registration in DI- import declaration).	Distributed on January 19, 2023. The company obtained a precautionary measure suspending the collection without the need for a guarantee. The company obtained favorable decisions in the first and second instances, and the debt was canceled. The Treasury filed a Special Appeal, which was rejected on June 12, 2026. The decision in favor of TAM remains in effect. A potential appeal by the Tax Authority is expected.	24,427
TAM Linhas Aéreas S.A	União Federal	12585.720017/2012-84	This is a petition to recover a credit (proportional) in the 3rd quarter of 2010 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	Administrative defense presented. The administrative defense was denied. The Company presented a Voluntary Appeal (CARF) which was denied. A special appeal was presented, which was partially favorable. In April 2026, the Receita Federal carried out the tax assessment, but the recognized credits were insufficient to settle the debts. On May 8, 2026, the Company filed a request for an official review, which is currently pending resolution.	11,226
TAM Linhas Aéreas S.A	União Federal	10880-982.487/2020-80	This is a petition to recover a credit (proportional) in the 4rd quarter of 2016 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese) (proportionality of the PIS and COFINS credits).	An administrative defense was presented but was dismissed. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). On September 17, 2024, an additional procedural stage was initiated to analyze overdue claims, allowing the parties to present evidence and clarify certain positions. This procedural step is pending.	11,403

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-967.530/2022-49	This is a petition to recover a credit (proportional) in the 1rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented. A decision is pending.	11,901
TAM Linhas Aéreas S.A	União Federal	10880-967.532/2022-38	This is a petition to recover a credit (proportional) in the 2rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	12,786
TAM Linhas Aéreas S.A	União Federal	10880-967.533/2022-82	This is a petition to recover a credit (proportional) in the 4rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	22,579
TAM Linhas Aéreas S.A	União Federal	19613.725650/2023-86	A Notice of Violation prepared in the petition by the Social Integration Program (abbreviated as PIS in Portuguese) and by COFINS on taxable events allegedly occurring between May 2018 and December 2018. (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	15,721

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Group S.A.	23° Juzgado Civil de Santiago	C-8156-2022	A class action filed by CONADECUS against LATAM Airlines Group S.A. for alleged violations of the Consumer Protection Law because of the cancellation of tickets for international flights purchased through travel agencies. It petitioned for fines and damage indemnities to be imposed in defense of the collective and/or diffuse interest of consumers. LATAM has retained specialized legal counsel to defend it.	We were served the claim on September 21, 2023. On September 30, 2023, we filed a remedy of reconsideration against the decision that declared the lawsuit filed by CONADECUS admissible, which was dismissed by the Court on November 11, 2023. On November 18, 2023, LATAM filed the statement of defense. On August 6, 2024, LATAM petitioned that the proceedings be declared to have been abandoned, a request that was granted by resolution dated March 27, 2025. The National Association of Consumers and Users of Chile (CONADECUS in Spanish) filed an appeal against the decision on April 2, 2025, which was sustained in a ruling rendered August 20, 2025. On November 26, 2025, the Court summoned the parties to a reconciliation hearing, which did not take place due to lack of notification. On February 16, 2026, CONADECUS requested the Court to set a new date for the conciliation hearing; the Court scheduled it for March 20, 2026, but it once again failed to take place due to lack of notification. On March 19, 2026, CONADECUS requested the Court to set a new date for the conciliation hearing, which the Court scheduled for April 22, 2026, and in which no agreement was reached. On June 17, 2026, the case entered the discovery stage. The amount in controversy is currently undetermined.	—
TAM Linhas Aéreas S.A	União Federal	10880.967587/2022-48	This is about the unaccredited compensation/reimbursement and redress regarding the improper payment of the monthly federal social assistance contribution (Cofins, as abbreviated in Portuguese) made in the third quarter of 2018.	The administrative defense has been presented and a decision is pending.	12,885
TAM Linhas Aéreas S.A.	União Federal	10880.967612/2022-93	This is a petition to recover a credit Cofins in the 1rd quarter of 2019 (proportionality of the PIS and COFINS credits).	The administrative defense has been presented and a decision is pending.	12,815
TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80.2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.	This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision. In December/2023 the position was withdrawn.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Perú S.A.	Tribunal Fiscal	-	Appeal N°4070350001313 filed on January 22, 2025 against Intendancy Resolution #4070140001797 served December 31, 2024, which declared the Company’s remedy of claim unfounded. Decision Resolutions #0120030130232 and #0120030130245 were notified on December 22, 2022, as was Fine Resolution #0120020038314, notified on December 22, 2022 and Determination Resolution No. 0120030130245 for indirect disposal of income not susceptible to subsequent tax control linked to the objections made to determination of third category net income for fiscal year 2015.	On January 26, 2023, the Company filed an appeal against the determination and fine resolutions issued by SUNAT. Through Resolution of the Intendencia No. 4070340000928 dated December 19, 2023, SUNAT declared the appeal filed by the Company founded and, consequently, Determination Resolutions No. 012-003-0130232, No. 012-003- 0130245 and Fine Resolution No. 012-002-0038314 are void. The audit area voided the objection to the Major Maintenance expense of approximately $63 million in the notice of Complementary Outcome of Request #0122220002363 dated September 4, 2024. However, it maintains the other objections. Decision Resolutions #0120030139681 and #0120030139682 were notified on September 16, 2024, as was Fine Resolution #0120020040024 because of a violation of Article 178.1 of the Tax Code. The Company filed a remedy of claim on October 23, 2024 against those resolutions, which was processed under Claim Docket #4070340001599. However, the National Customs and Tax Administration Commission (SUNAT in Spanish) decided, in Intendancy Resolution #4070140001797 notified December 31, 2024, to declare that the Company’s remedy of claim was unfounded. Consequently, on January 22, 2025, an appeal was filed against this ruling before the Tax Court. On July 25, 2025, the Company received notification of Decision No. 06398-1-2025 by the Tax Court that declared that the ruling admitting the appeal was null and void because it was confirmed that the National Customs and Tax Administration Commission (SUNAT in Spanish) had not presented the complete file on the audit and administrative claim procedures. Therefore, in compliance with the Tax Court’s decision, SUNAT re-submitted the complete file in Official Letter No. 4194 on August 21, 2025. On May 29, 2026, the Company was notified of Tax Court Resolution No. 04067-1-2026, through which the Tax Court resolved to overturn the tax assessments related to Commercial Systems expenses, Interline Commissions not supported by Payment Receipts, and Transfer Pricing Adjustments. However, it upheld the assessment corresponding to the loss on Fuel Hedging Derivative Financial Instruments (DFI), as well as the associated fine and the application of the 4.1% Additional Tax Rate related to this item, ordering the Tax Administration to recalculate the tax and penalties in accordance with said resolution. In compliance with the Tax Court's order, on June 30, 2026, SUNAT's National Invalidation Directorate (Intendencia Nacional de Impugnaciones) notified Management Resolution No. 4070150000967, through which it reassessed the tax debt according to the criteria established by the Tax Court. This resolution is currently under review by the Company, which, if not in agreement with the reassessment carried out by the Tax Administration, has a period of fifteen (15) business days to file the corresponding appeal. Furthermore, within the statutory period, the Company will file an administrative court appeal (demanda contencioso-administrativa) against Tax Court Resolution No. 04067-1-2026 regarding the single upheld assessment. Additionally, the Company will submit a request for an injunction (medida cautelar) to suspend any collection actions arising from the tax debt reassessed by SUNAT.	98,462

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-927.871/2023-62	This is a petition to recover Social Security Funding Contributions (Cofins in Portuguese) from the first semester of 2020 (proportionally).	The administrative defense has been presented and a decision is pending.	14,793
TAM Linhas Aéreas	União Federal	19613.720519/2024-11	On February 7, 2024, the Brazilian Federal Tax Service issued a tax assessment against TAM Linhas Aéreas (19613.720519/2024-11) for the amount of ThUS$47.104 (MR$262.845) related to certain tax credits on “PIS COFINS” ( Federal Social Contributions Taxed on Gross Income) during the 2019/2020 period.	The company filed an administrative response challenging the total amount of the tax assessment. The company received a partial decision on its defense on September 11, 2024. The company filed an appeal and is awaiting a decision on it.	61,253
LATAM Airlines Group S.A.	15° Juzgado Civil de Santiago	C-15990-2024	This is a class action filed by the National Consumers and Users Association (abbreviated as CONADECUS in Spanish) against LATAM Airlines Group S.A., American Airlines, Inc. and Delta Airlines, Inc. alleging several infringements of the Consumer Protection Law because flights were cancelled due to a flaw in the Crowdstrike antivirus software. It is petitioning for the imposition of fines and a damage indemnity in defense of the collective or diffuse interest of consumers.	LATAM has retained expert attorneys to handle its defense. LATAM Airlines Group was served the claim on September 17, 2024. On September 27, 2024, LATAM filed a remedy of reconsideration against the resolution that declared the action filed by the National Consumers and Users Association (CONADECUS in Spanish) admissible, which was dismissed by the court on November 20, 2024. LATAM filed a brief of answer to the claim on December 9, 2024. The conciliation hearing was held on February 19, 2025, but no agreement was reached. The interlocutory evidence hearing was issued on April 3, 2025, which was notified to LATAM on September 8, 2025. The ordinary evidentiary phase ended November 5, 2025. Currently, the extraordinary evidentiary period is underway to incorporate records that CONADECUS requested to be produced, as well as to include expert reports. Following this, the Court should summon the parties to hear the judgment. The amount in controversy is currently undetermined.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Brasil	Courts of the Sao Paulo, Rio Grande do Sul, Parana, Rio Grande do Norte, Santa Catarina, Ceará, Regional Labor Court of the 15ª Región and Federal Regional Court of the 4ª Region	Various roles listed in detail in the fifth column	Lawsuits against the companies Voepass and LATAM Airlines Brasil for alleged liability in civil proceedings, filed by the families of the victims of the Flight 2283 plane crash. Claims were also filed against ANAC, the Brazilian civil aviation regulatory agency, and ATR (Avions de Transport Régional, an aircraft manufacturer) in cases 5002529-15.2025.4.04.7005 and 5002829-74.2025.4.04.7005. All these litigations are under insurance coverage.	Cases with a determined value of the cause and without an settlement approved by the Court: Thiago Cavalcanti Sartori and others (Rol 1031322-41.2025.8.26.0100), Gabriela Michel (Rol 5007465-09.2024.8.21.0087), Wilson dos Santos Silva and other (Rol 5002829-74.2025.4.04.7005), Éder Schulz (Rol 4045612-10.2025.8.26.0100), Rosana Barbosa Bartinik (Rol 0059347-06.2025.8.16.0021), Amanda and Kauan Bartnik (Rol 0058037-62.2025.8.16.0021), Augusto Acordi and others (Rol 0000332-37.2026.8.16.0065), Jessica Cristina Martinelli (Rol 0002089-04.2026.8.16.0021), Daniel Baptista Camargo (Rol 5000253-60.2026.8.24.0061), Davi Ibba and others (Rol 0059422-45.2025.8.16.0021), José Rosalio Gonzalez (Rol 3024093-60.2026.8.19.0001), Emanuela Gusson Mariano (Rol 4000500-76.2025.8.26.0695), José Carpiné, Norma Froda and Odette Carpiné (Rol 0007570-74.2026.8.16.0173), Derick Bartnik and others (Rol 0026483-75.2026.8.16.0021) and Antonio Ryan, João Paulo and Kairo Luis (Rol 3000654-29.2026.8.06.0115). Cases with an extrajudicially settlement approved by the Court regarding the compensation action: Luana dos Santos Bezerra Bounhe and others (Rol 1002928-30.2024.8.26.0659), Gabriel Michel (Rol 5004461-61.2024.8.21.0087), Armindo Michel (Rol 5005103-34.2024.8.21.0087), Anna Maria Michel (Rol 5000075-51.2025.8.21.0087), Marcos Vinícius Ávila Santana and others (Rol 0012257-66.2024.5.15.0004), Maria Fernanda Azevedo Pompilio Leonel Ferreira and others (Rol 0045785-61.2024.8.16.0021), Laura dos Reis Camilo and other (Rol 1182239-09.2024.8.26.0100), Aracy Ribeiro Moreira and others (Rol 1174718-13.2024.8.26.0100), Silvia Nicole Dantas Costa Maia and others (Rol 1003874-02.2024.8.26.0659), Lívia Raquel de Souza Dutra and others (Rol 3036952-42.2024.8.06.0001), Fernanda Laice de Gois Nascimento Paula and others (Rol 0827620-90.2024.8.20.5106), Ana Lurdes de Souza and other (Rol 5000032-19.2025.8.24.0027), Naira Maria da Silva Gusson do Nascimento (Rol 1001368-42.2024.8.26.0695), Araceli Ciotti de Marins and others (Rol 0043796-20.2024.8.16.0021), Beatriz Alves Coca Navarro and others (Rol 1001217-87.2025.8.26.0292), Beatriz da Costa Silva (Rol 5002529-15.2025.4.04.7005), Valentina Siveris, Marli Schulz, Ercilia Schulz, Carina Schulz, Luciano Schulz y Márcia Schulz (Rol 4045612-10.2025.8.26.0100), Thiago Cavalcanti Sartori y otros (Rol 1031322-41.2025.8.26.0100) and in the proceedings brought by the relatives of Rosana Santos Xavier (Rol 1000691-14.2025.8.26.0198). Currently, there are no more cases with an undetermined case value and without an approved out-of-court settlement. The settlement amount has already been paid by the insurer, and the proceedings will be closed. All these litigations are under insurance coverage.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Brasil	União Federal	17459.720028/2024-67	A Notice of Infringement was received in which the business fund amortizations (agiotage) made in the 2019 and 2020 calendar years were rejected in the calculation of Business Income Tax (IRPJ in Portuguese) and the Social Assessment on Earnings (CSL in Portuguese).	An administrative defense has been presented. The company was notified of an unfavorable decision and it filed an Appeal on September 18, 2025.	28,679
TAM Linhas Aéreas S.A	Tribunal Laboral Regional da 10° Región - TRT 10	0000582-04.2021.5.10.0020	Public civil action filed by the National Aeronautics Union seeking that the company reinstate employees dismissed for alleged discrimination after they opposed the company's proposed salary reduction.	The first instance court ruled that the union lacked standing and terminated the action. The union filed an appeal. The second instance court overturned the ruling and ordered the reopening of the investigation. Currently awaiting trial by the Supreme Court of Justice (TST).	16,348
TAM Linhas Aéreas S.A	União Federal	10880.722355/2014-52	This is a notice of infringement that seeks to require the company to submit the PIS and COFINS - 3rd quarter 2009 to 1st quarter 2011 (proportionality).	The company obtained a favorable decision in the first and second instance canceling the debt. The case must be closed.	12,451
ABSA Aerolinhas Brasileiras S.A.	União Federal - Fazenda Nacional	1022008-31.2024.4.01.3400	This is a claim seeking that the legal relationship binding the company to pay a fine of 10% because of a violation of the temporary admission system be declared non-existent (linked to claims 10715-722.602/2017-75 and 10715-722.603/2017-10).	A decision rendered April 24, 2024 impeded the presentation of a guarantee by the company. The Treasury Service filed an appeal against that decision and the commencement of the court trial is now pending. In March 2026, the Company received a favorable ruling declaring the notices of violation null and void. The decision is still subject to a potential appeal by the Federal Government, as well as a mandatory review by the Federal Regional Court of the First Region.	12,664

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	16327.973971/2024-11	Petition to make use of the Cofins credit in the 4th quarter of 2022 (proportionally).	The Company presented its administrative defense on November 5, 2025 and is awaiting a decision.	17,463
TAM Linhas Aéreas S.A	União Federal	16327.973969/2024-34	Petition to make use of the Cofins credit in the 3th quarter of 2022 (proportionally).	The Company presented its administrative defense on November 5, 2025 and is awaiting a decision.	11,457

In order to deal with any financial obligations arising from legal proceedings in effect at June 30, 2026, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*) The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II. Governmental Investigations.

1) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. On August 29, 2023, the Office of the National Economic Prosecutor (FNE) decided to separate part of the information from such investigation and created a new Case #2729-23 relative to cargo carriage on charter flights from Santiago to Easter Island during the pandemic. The investigation under Case #2729-23 was archived and ended with no action taken by the FNE. An ordinary official letter was received in Case #2484-18 on August 28, 2023 in which the FNE requested further information from LATAM, the response to which was sent on September 27, 2023. An Official Ordinary Letter was received on October 14, 2024 in which the FNE requested additional information from LATAM. That letter was answered on November 4, 2024. The most recent activity in the investigation of Case #2484-18 is an Official Ordinary Letter dated November 21, 2024, which was answered in two parts: the first on December 6, 2024 and the second on December 11, 2024.

2) On October 13, 2020, the FNE gave notice that it had begun an investigation under Case #2630-2020 because of a claim about travel agency fees. On March 14, 2025, the FNE decided to separate this investigation and create a new Case #2797-25 on the implementation of New Distribution Capability (NDC) systems by airlines present in Chile. On July 18, 2025, investigation #2630-20 was archived without any action by the FNE. Regarding investigation file number 2797-25, LATAM received an official letter on December 9, 2025, which was answered on December 22. The most recent activity in investigation file number 2797-25 is an official letter received on January 15, 2026, which was responded to on February 6, 2026.

3) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 from TDLC related to restrictions as to certain codeshare agreements. On October 2, 2023, the FNE decided to separate part of the information in such investigation. Case #2737-23 will be about the code share agreements between LATAM and Delta that LATAM petitioned be amended; and Case #2669-21 will be about the remaining code share agreements. In relation to the investigation with Role No. 2737-23, dated November 06, 2023, the FNE and LATAM reached an extrajudicial agreement in order to allow certain codeshare agreements between LATAM and Delta to be modified. On December, 7, 2023, TDLC approved the extrajudicial agreement reached by LATAM and the FNE. An Official Ordinary Letter was received on March 4, 2024 in the investigation in Case #2669-21 in which the FNE requested additional information from LATAM. That letter was answered on March 15, 2024. An Official Ordinary Letter was received on April 19, 2024 in which the FNE requested additional information from LATAM. That letter was answered on May 2, 2024. On December 11, 2024, LATAM received an Ordinary Official Letter in which the FNE requested additional information, which was answered by LATAM in two parts: the first dated December 26, 2024, and the second dated January 8, 2025. On April 8, 2025, LATAM received an official ordinary letter in which the FNE requested further information, which LATAM answered on May 7, 2025. The most recent activity in the investigation under Case #2669-21 is an official ordinary letter dated June 9, 2025 that was answered on June 23, 2025. On September 3, 2025, the FNE again decided to disassemble part of the background information from investigation No. 2669-21, leaving Investigation No. 2824-25 for the investigation regarding codeshare agreements and other cooperation and coordination agreements between LATAM and third-party airlines and the competition conditions on routes connecting Chile with Oceania and Europe operated by LATAM. Regarding Investigation No. 2824-25, on September 8, 2025, LATAM received an Ordinary Letter in which the FNE requested background information, which was requested in two deliveries: the first was answered on September 16, 2025, and the second was answered on October 15, 2025. On December 5, 2025, LATAM responded to the official request (oficio) sent by the FNE on November 6, 2025. The most recent activity in Investigation Case No. 2824-25 corresponds to an official request sent by the FNE dated July 6, 2026, which the company will respond to in due course.

4) The competition authority sent an inquiry [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) with the objective of obtaining information regarding certain pricing issues, which was received by the company on November 27, 2023. On December 29, 2023, CADE sent a new request to LATAM Airlines Brasil requesting more complete information, to which LATAM responded in parts, on February 16, 2024, March 11, 2024, March 22, 2024 and June 11, 2024. On February 25, 2025, the Administrative Council for Economic Defense (CADE in Portuguese) sent a new letter to LATAM Airlines Brasil requesting additional information on the pricing process, which LATAM answered on April 3, 2025. On April 28, 2026, CADE initiated administrative proceedings so that the investigation could be further examined and analyzed by the CADE Tribunal. LATAM submitted its first response on June 23, 2026, and the case remains in the investigation phase.

5) Brazilian consumer authorities sent three official letters to LATAM Airlines Brasil in August and September 2024 requesting information on the crash of a Voepass airplane. LATAM Airlines Brasil has a code-share agreement with Voepass. The company answered those letters properly by the deadline. The National Consumer Secretariat and the Consumer Defense Institute of the State of São Paulo (PROCON SP) decided to archive the procedure due to the sufficiency of the responses presented by the company. The procedures before the Consumer Defense Institute of the State of Paraná (PROCON PR) are still ongoing. LATAM Airlines Brasil also received an official letter from the Office of the Public Prosecutor on August 12, 2024, which it answered on August 27, 2024 (IC 0161.0001107/2024). On September 5, 2024, the Prosecutor's Office issued a decision to separate the procedure into three specific topics: (1) security matters, in which LATAM Airlines Brasil is not a party (IC 14.0156.0004310/2024); (2) consumer matters (IC 0161.0001000/2024), with two representations filed, already archived; and (3) compensation matters, It is also archived. Remote. By filing the main civil investigation (IC 0161.0001107/2024), the Public Prosecutor's Office determined the opening of (1) a new civil investigation to determine the collective moral damages (LATAM Airlines Brasil has not yet been notified of the opening of this procedure) and (2) an administrative process to accompany the payment of compensation under PR 22883 (LATAM Airlines Brasil has not yet been notified of the opening of this procedure). Possible. On January 17, 2025, the Public Defender's Office of Paraná reported the opening of an administrative process to determine the collective moral damages. LATAM Airlines Brasil has been notified of the opening of the process, but, to date, no additional information has been requested from the company. Possible. On March 11, 2025, PROCON SP sent a letter to LATAM Airlines Brasil requesting information on metrics and measures taken to serve customers following the suspension of Voepass operations by the National Civil Aviation Agency (ANAC). The response was submitted on March 18, 2025. Possible. On March 12, 2025, the Consumer Protection Institute of Juiz de Fora (Minas Gerais State) announced the opening of an administrative proceeding, also seeking information on customer service following the suspension of Voepass operations. The response was submitted on March 19, 2025. On May 14, 2026, it was decided to close the aforementioned investigation, given that there are no indications of consumer protection regulation violations. On May 6, 2025, the Office of the Federal Prosecutor sent an official letter to LATAM Airlines Brasil requesting clarification of a claim filed by a consumer, especially in relation to the delays in Voepass flights and aircraft conditions. The company answered that letter on June 5, 2025. The procedure was later quashed since Voepass’ authorization to sell flights was definitively revoked by the National Civil Aviation Agency (ANAC in Spanish).

III. The Supreme Federal Court (STF) of Brazil, in the judicial proceeding of General Impact Issue 1417 (single judicial process 0834466-97.2024.8.19.0209), and without prejudice to the fact that the STF will rule on this case in the future and issue a final judgment based on its merits, it has already issued the three following rulings in said proceeding:

1) On August 23, 2025, it determined that the final judgment of this judicial proceeding will be applicable to all proceedings of similar facts in Brazil (recognition of general impact);

2) On November 26, 2025, the STF partially suspended the ongoing judicial proceedings on a national level in Brazil, in the civil-consumer area, by interpretation of the decision, that address the liability of airlines for flight delays or cancellations caused by unforeseen events or force majeure and compensation for moral damages;

3) On March 3, 2026, the STF issued a new resolution clarifying that only lawsuits dealing exclusively with fortuitous events or force majeure linked to weather, airport infrastructure issues, decisions by aeronautical authorities, or the pandemic will be stayed; cases dealing solely with compensation for moral damages will not be stayed.

LATAM Airlines Brasil currently has approximately 20,165 stayed cases.

The provisions for all proceedings remain in place until a final ruling is issued in each case.

NOTE 31 - COMMITMENTS

(a)     Commitments arising from loans

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2022 revolving credit facility (“RCF II”) from US$500 million to US$750 million with a consortium of nine banks led by JP Morgan Chase Bank, N.A. Additionally, LATAM Airlines Group S.A. (i) on October 15, 2024, received the funds from its issuance of secured notes at 7.875% maturing in 2030 (“2030 Notes”), for a total principal amount of US$1.4 billion and (ii) on July 7, 2025, received the funds from its issuance of secured notes at 7.625% maturing in 2031 (“2031 Notes,” together with the 2030 Notes, the “Notes”) for a total principal amount of US$800 million. The Notes, together with the RCF II, share the same intangible collateral, consisting primarily of the FFP business (LATAM Pass loyalty program) and certain LATAM trademarks and intellectual property. The Notes and the RCF II contain certain covenants that limit the ability of the Company and its subsidiaries to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain affiliate transactions, engage in certain business activities, or make certain investments. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a combined minimum level of US$400 million). In the case of the RCF II, compliance with these restrictions is a prerequisite for drawing under the facility; if the facility is drawn, compliance with said restrictions must be reported periodically, and non-compliance may trigger an acceleration of the loan. As of June 30, 2026, this credit facility is undrawn and fully available.

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2016 revolving credit facility (“RCF I”) with a consortium of nine financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount from US$600 million to US$800 million. The RCF I includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$400 million). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of June 30, 2026, this line of credit is undrawn and fully available.

On November 4, 2024, LATAM Airlines Group S.A., acting through its Florida branch, entered into a new four-year revolving credit facility, secured by spare engines (“Spare Engine Facility”), with, among other institutions, Crédit Agricole Corporate and Investment Bank as loan agent, for a total amount of US$300 million, of which US$275 million was drawn on the same day, leaving US$25 million available for the Company when required. The loan includes minimum liquidity covenants measured at the consolidated level of the Company (with a minimum level of US$750 million) and individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a combined minimum level of US$400 million). The funds received were used to fully repay the previous spare engine financing. Finally, this issuance was linked to sustainability (“Sustainability-Linked”), which entails a commitment to reducing CO2 emissions intensity from March 2025 until the maturity of the facility. Compliance or non-compliance with these targets does not result in acceleration of the credit but instead applies a reward or penalty, respectively, on the interest rate.

As of June 30, 2026, the Company complies with the aforementioned minimum liquidity covenants.

b)     Other commitments

As of June 30, 2026, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	LATAM Airlines Perú S.A.	8	Letter of Credit	17,716	Jul 23, 2026
SÉTIMA TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - PROCEDIMENTO COMUM CÍVEL - DECEA - 0012177-54.2016.4.01.3400	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	1	Guarantee Insurance	65,000	Apr 20, 2028
UNIÃO FEDERAL - PGFN / UNIÃO FEDERAL FAZENDA NACIONAL	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	24	Guarantee Insurance	257,647	Sep 28, 2026
TRIBUNAL DEJUSTIÇADOESTADODABAHIA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	6,240	Jun 27, 2029
VARA DAS EXECUÇÕES FISCAIS ESTADUAIS DE SÃO PAULO - FORO DAS EXECUÇÕES FISCAIS DE SÃO PAULO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	10,180	Apr 15, 2028
AMERICAN ALTERNATIVE INS. CO. C/O ROANOKE INS. GROUP INC	LATAM Airlines Group S.A.	14	Letter of Credit	3,115	Dec 3, 2026
TRIBUNAL DE JUSTIÇA DO ESTADO DE SÃO PAULO	ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	9,701	Dec 31, 2999
1° VARA DE EXECUÇÕES FISCAIS E DE CRIMES CONTRA A ORDEM TRIB DA COM DE FORTALEZA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	3,582	Dec 31, 2999
ARQUITETURA DE PROTEÇÃO E DEFESA DO CONSUMIDOR DO ESTADO DO RJ	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,473	Dec 31, 2999
AENA AEROPUERTOS S.A	LATAM Airlines Group S.A. / TAM Linhas Aereas S.A.	4	Guarantee Insurance	3,776	Sep 10, 2026
JFK INTERNATIONAL AIR TERMINAL LLC	LATAM Airlines Group S.A. / TAM Linhas Aereas S.A.	3	Letter of Credit	6,420	Nov 26, 2026
METROPOLITAN DADE CONTY (MIAMI - DADE AVIATION DEPARTMENT)	LATAM Airlines Group S.A.	7	Letter of Credit	5,010	Jul 2, 2026
SOCIEDAD CONCESIONARIA NUEVO PUDAHUEL S.A.	LATAM Airlines Group S.A.	19	Letter of Credit	877	Dec 30, 2026
FUNDACAO DE PROTECAO E DEFESA DO CONSUMIDOR PROCON	TAM Linhas Aereas S.A.	11	Guarantee Insurance	25,658	Sep 23, 2026
BOND SAFEGUARD INSURANCE COMPANY	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,700	Nov 10, 2026
LIMA AIRPORT PARTNERS S.R.L.	LATAM Airlines Group S.A.	20	Letter of Credit	3,117	Jul 31, 2026
JUIZO DE DIREITO DA VARA DA FAZENDA PUBLICA ESTADUAL DA COMARCA DA CAPITAL DO ESTADO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,483	Dec 31, 2999
MUNICIPIO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	2	Guarantee Insurance	2,294	Oct 31, 2029
FISCO DE CHILE	LATAM Airlines Group S.A.	6	Letter of Credit	2,809	Dec 31, 2026
SERVICIO NACIONAL DE ADUANA DEL ECUADOR	LATAM Airlines Group S.A.	1	Letter of Credit	1,350	Aug 5, 2026
DIRECCION GENERAL DE AERONAUTICA CIVIL CHILE	LATAM Airlines Group S.A.	17	Letter of Credit	26,034	Feb 24, 2027
DISTRITO FEDERAL	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,762	Jul 1, 2030

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
SERVICIO NACIONAL DE ADUANA REP POR EL DIRECTOR NACIONAL	LATAM Airlines Group S.A.	2	Letter of Credit	1,480	Jan 4, 2027
ANA AEROPORTOS PORTUGAL	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,752	Nov 4, 2026
CORPAC S.A.	LATAM Airlines Peru S.A.	19	Letter of Credit	5,647	Jul 28, 2026
SYDNEY AIRPORT CORPORATION LIMITED	LATAM Airlines Group S.A.	1	Letter of Credit	1,159	Jul 16, 2026
CITY OF LOS ANGELES, DEPARTMENT OF AIRPORTS	LATAM Airlines Group S.A.	2	Letter of Credit	380	Jul 28, 2026
			Total	470,362

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)     Details of transactions with related parties as follows:

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Nature of related parties transactions	Currency	For the period ended June 30,
						2026	2025
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	Tickets sales	CLP	—	30
76.115.378-1	Costa Verde Portfolio S.A.	Related director	Chile	Tickets sales	CLP	87	77
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(12,488)	(10,872)
				Interlineal provided service	US$	11,805	15,623
				Services received of handling	US$	(62)	(160)
				Services provided of handling	US$	991	1,247
				Services received miles	US$	(151)	(2,548)
				Services provided miles	US$	4,340	2,313
				Services provided maintenance	BRL	252	205
				Services provided VIP lounge	US$	357	270
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(184,732)	(162,788)
				Interlineal provided service	US$	136,615	108,589
				Services received miles	US$	(9,561)	(8,263)
				Services provided miles	US$	6,303	5,000
				Joint venture	US$	(12,000)	(10,000)
				Services received of handling	US$	(14,114)	(10,547)
				Services provided maintenance	US$	772	1,029
				Services provided maintenance	BRL	594	493
				Real estates leases provided	US$	58	76
				Services received VIP lounge	US$	—	(1)
				Services provided VIP lounge	US$	2,342	972
				Services received load transfer	US$	(2,244)	(95)
				Tickets sales	US$	4	—
The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions and duly informed.

(b)     Board members, Chief Executives and Senior Directors compensation

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents Chief Executives Senior Directors and Board members.

	For the 6 months period ended at June 30,		For the 3 months period ended at June 30,
	2026	2025	2026	2025
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Remuneration	7,137	5,936	3,606	3,050
Board compensation	2,259	844	2,029	613
Non-monetary benefits	21	71	15	27
Short-term benefits	64,712	20,439	59,294	16,795
Termination benefits (*)	945	—	535	—
Total	75,074	27,290	65,479	20,485

In accordance with current legislation, the Ordinary Shareholders’ Meeting held on April 23, 2026, determined the amount of the annual remuneration for the Board for the period from that date until the next Ordinary Shareholders’ Meeting scheduled to take place within the first quarter of 2027. In this context, in addition to the base remuneration, an additional remuneration was approved for each Board member, with an incremental amount based on the following criteria:

(a)For the period between April 24, 2026 and the date of the next ordinary shareholders' meeting to be held within the first four months of 2027, each Director will be entitled to receive an additional amount to the base remuneration, equivalent to 9,226,234 units of remuneration or “URAs.”

(b)Likewise, each Director who serves on the Board Committee will also receive, as additional compensation, a variable amount equivalent to an additional one-third (1/3) calculated on the incremental remuneration that the respective Committee member is entitled to as a Director, in accordance with paragraph (a) above

For payment purposes, the value of each URA will be considered as referentially equivalent to the price of a company’s share. Consequently, URAs will be paid at the weighted average price of stock market transactions of the company’s shares during the 10 business days preceding the effective date (“Weighted Average Price”). For the calculation of the Weighted Average Price, transactions on national stock exchanges, as well as in those nationally recognized foreign stock exchanges where LATAM American Depositary Shares are listed.

As of June 30, 2026, there were payments for URAs approved at the Ordinary Shareholders' Meeting of March 24, 2025, for a total amount of US$1,647 million. As of June 30, 2025, there were no payments for this concept.

NOTE 33 - SHARE-BASED PAYMENTS

(a) CIP (Corporate Incentive Plan)

As indicated in Note 22, in the context of the exit from Chapter 11 Proceedings, the Company implemented a talent retention program for the LATAM Group companies employees, which is divided into three categories. The first one (i.e., Non-Executive Employees) simply contemplates guaranteed payments in cash to the respective employees on certain dates depending on the country where the employee is hired. On the other hand, the remaining two categories (i.e., Non-GEM Executives and GEM Executives) contemplated the granting of synthetic units of remuneration (the "Units") that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, grant the worker the right to receive the payment in cash that results from multiplying the number of Units that are pay for the value per share of LATAM Airlines Group S.A. that must be considered in accordance with the CIP.

Below are more details of these two categories.

Non-GEM Executives

The first subprogram applies to senior executives not part of the GEM (Global Executive Meeting - Senior Managers, Managers, Deputy Managers). In this context, this program contemplates two different bonuses: (1) a retention bonus, consisting of the amount in money resulting from Units that are assigned to the respective employee and these Units being paid 20% on month 15 and 80% at month 24, in each case, counted from Exit date from the Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently, a guaranteed payment for these employees; and (2) a bonus associated to the performance defined on based on the compliance of certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19(b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is a temporary payment that is only made if these indicators are met.

GEM Executives

Applies to senior executives of the LATAM Group companies who are part of the GEM (CEO and employees whose job description is "vice presidents" or "directors"). Employees that participating in this program are eligible to receive cash payments for Units. These Units are as follows:

1. "RSUs" (Retention Shares Units): That is, Units associated with the employee's permanence in the Company, and consequently, are associated with the passage of time. In its totality, the CIP contemplates up to 3,107,603,293 RSUs which are made effective by partialities in the terms indicated below.

As a general rule, RSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The mentioned above, subject to the occurrence of a trigger event related to the volume of transactions of securities issued by LATAM Airlines Group S.A. in the terms contemplated in the CIP (hereinafter, a "VTE" – Volume Triggering Event). The number of RSUs actually paid will be determined based on the net resources accumulated as a result of a VTE on the respective determination date (hereinafter, this adjustment will be referred to as the "Pro Rata Factor").

Notwithstanding the mentioned above, the CIP also contemplates a "Minimum Guaranteed Vesting" according to which, the percentage of RSUs indicated below will be effective on each date indicated, even if a VTE has not occurred. The foregoing, net of the RSUs that may eventually have become effective previously.

Minimum Guaranteed Vesting of RSUs
Percentage of Units that become effective
Month 30 from Exit Date	20%
Month 42 from Exit Date	30%
Month 60 from Exit Date	50%

2. "PSUs" (Performance Shares Units): That is, Units associated with both the employee's permanence in one of the LATAM Group companies and the performance of LATAM Airlines Group S.A. measured according to the share price. Consequently, like RSUs, these Units are associated with the passage of time. However, PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. In its totality, the CIP contemplates up to 4,251,780,158 PSUs which are made effective by partialities in the terms indicated below.

As a general rule, PSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The foregoing, subject to (i) a VTE having occurred; and (ii) that the quotient (hereinafter, the "Net Price/ERO (Equity Rights offering) Quotient") between the net price of sales originating in a VTE, divided by the price of share at which the shares issued were placed under the capital increase agreed at the extraordinary shareholders' meeting of LATAM Airlines Group S.A. dated July 5, 2022 (that is, US$0.01083865799), is greater than 150%. The number of PSUs that actually becomes effective will be determined according to the Factor Pro Rata and the Quotient Net Price/ERO Price).
From the above it flows that the PSUs constitute an eventual and not guaranteed payment.

During the first quarter of 2025, GEM executives contracts were amended incorporating an alternative modality for a portion of the PSUs assigned to the employee to become effective. More specifically, up to 50% of the PSUs assigned to the respective employee will be eligible to become effective to the extent that, on or before the 60th month from the date of exit from the Chapter 11 Procedure, the Return per Share, expressed as a percentage of the price per share at which the shares issued by virtue of the capital increase agreed upon at the Extraordinary Shareholders' Meeting of LATAM Airlines Group S.A. on July 5, 2022 (i.e., US$0.01083865799), exceeds certain thresholds. For these purposes, the concept of "Return per Share" considers the average price of stock market transactions in shares of LATAM Airlines Group S.A. within 60 business days prior to the determination date, plus any dividends and distributions that have been paid to shareholders with respect to their shares in LATAM Airlines Group S.A. after the exit from the Chapter 11 Procedure.

In addition, some of the GEM Executives will also be entitled to receive a fixed and guaranteed payment in cash ("MPP" – Management Protection Plan) on certain dates under the Plan, at the rate of 33% in the month 18, 34% in the month 24 and 33% in the 30th month, all from the Exit Date. On the other hand, those employees who are eligible for this MPP will also be eligible for a limited number of additional RSUs ("MPP Based RSUs"). In its totality, the CIP includes 1,438,926,658 MPP based RSUs. As a general rule, MPP Based RSUs will be eligible to become effective on the same terms and conditions as RSUs; however, that they will be eligible to become effective at a rate of one third on each of the following dates: month 18, month 24 and month 30, in each case, from the Exit Date. The valuation of these Units will be equivalent to the value of the Company's share less the ERO Price at the time they become effective.

In all cases, the respective employees must have remained as such in one of the LATAM Group companies at the corresponding accrual date to qualify for these benefits.

Given the characteristics of this program, it has been recorded in accordance with the provisions of IFRS 2 "Share-based payments" and has been considered as a "cash settlement award" and, therefore, recorded at fair value as a liability that is part of the items Trade and other accounts payables and Provisions for employee benefits, non-current, which is updated at the closing date of each financial statement with effect on profit or loss for the period and classified in the line "Administrative expenses" of the Consolidated Statement of Income by function.

The fair value has been determined on the basis of the current share price and the best estimate of the future value of the Company's share, multiplied by the number of underlying units granted. This estimate was made based on the Company's Business Plan and its main indicators such as EBITDAR, adjusted net debt.

The movement of units as of January 01, 2025 and June 30, 2026 , is as follows:

	Opening balance as of 01.01.2025	Granted during the period	Exercised during the period	Forfeited during the period	Closing balance as of December 31, 2025	Vested

RSU - Retention	2,238,609,915	79,870,832	(916,489,597)	—	1,401,991,150	—
PSU - Performance	3,962,270,080	162,161,992	(644,513,471)	—	3,479,918,601	—
MPP BASED RSU - Protection	1,186,490,653	—	(593,245,326)	—	593,245,327	—
Total	7,387,370,648	242,032,824	(2,154,248,394)	—	5,475,155,078	—

	Opening balance as of 01.01.2026	Granted during the period	Exercised during the period	Forfeited during the period	Closing balance as of June 30, 2026	Vested
					Unaudited
RSU - Retention	1,401,991,150	—	(1,317,158,900)	(84,832,250)	—	—
PSU - Performance	3,479,918,601	—	—	(184,855,603)	3,295,062,998	—
MPP BASED RSU - Protection	593,245,327	—	(593,245,327)	—	—	—
Total	5,475,155,078	—	(1,910,404,227)	(269,687,853)	3,295,062,998	—

LTI (Long-Term Incentive Plan):

As indicated in Note 22, the Company implemented a long-term incentive program for certain executives of the LATAM group, which provides for the grant of units linked to the eligible executive’s tenure with the employing company and the achievement of certain goals.

1. RSUs (Retention Share Units): linked to the employee’s tenure with the employing company.

2. PSUs (Performance Share Units): linked to both the employee’s tenure and the achievement of certain financial performance indicators of the Company. The percentage of units that will vest depends on the level of achievement of such targets, subject to defined minimums and maximums.

Given that the first grant of units under the LTI plan took place in February 2026, the vesting dates associated with such grant are as follows:

• Executives: RSUs 50% in February 2028 and 50% in February 2029; PSUs 50% in February 2028 and 50% in February 2029, subject to the achievement of targets and the established conditions.

• Senior executives / RP: RSUs 100% in February 2029; PSUs 100% in February 2029, subject to the achievement of targets and the established conditions.

The units granted to eligible executives under this plan are as follows:

Type	Units
RSU	244,245,042
PSU	569,872,655
Total	814,117,697

The movement of the units granted as of February 1, 2026 and June 30, 2026 is as follows:

	Opening balance as of 01.02.2026	Granted during the period	Exercised during the period	Forfeited during the period	Closing balance as of June 30, 2026	Vested

RSU - Retention	—	244,245,042	—	—	244,245,042	—
PSU - Performance	—	569,872,655	—	—	569,872,655	—
Total	—	814,117,697	—	—	814,117,697	—

The fair value of the units granted has been determined based on the current value and the best estimate of the Company's future share price, multiplied by the number of base units granted. This estimate was prepared based on the Company's Business Plan and its key performance indicators, including UFCF (Unlevered Free Cash Flow) y ROIC (Return on Invested Capital).

Given the characteristics of this program, it has been accounted for in accordance with IFRS 2 “Share-based Payment” and classified as a “cash-settled award”, being recognized at fair value as a liability updated at each reporting date with the effect recognized in profit or loss for the period.

NOTE 34 - STATEMENT OF CASH FLOWS

(a)The Company has carried out the following transactions with non-monetary impact transactions mainly related to financial lease and lease liabilities, which are described in Note 18 Other financial liabilities.

(b)Other inflows (outflows) of cash:

	For the period ended June 30,
	2026	2025
	ThUS$	ThUS$
	Unaudited
Bank commissions, taxes paid and other	(2,191)	(9,851)
Guarantees	4,127	(14,981)
Fuel derivatives and currency	46,583	(630)
Judicial deposits	2,611	4,585
Derivative margin guarantees	—	466
Payment for derivatives premiums	(68,805)	(19,911)
Total Other inflows (outflows) Operation activities	(17,675)	(40,322)

Recoveries of credits	39,611	28,715
Total Other inflows (outflows) Investment activities	39,611	28,715

Interest rate derivatives	—	2,204
Taxes on financial transactions	(12,485)	—
Expenses for shares buybacks	—	(154)
Withholding tax	(3,118)	(880)
Total Other inflows (outflows) Financing activities	(15,603)	1,170

(c) Dividends:

	For the period ended June 30,
	2026	2025
	ThUS$	ThUS$
	Unaudited
Latam Airlines Group S.A.	(126,210)	(293,092)
Transportes Aéreos del Mercosur S.A. (*)	(1,078)	(304)
Total dividends paid	(127,288)	(293,396)

(*) Dividends paid to minority shareholders

(d)Reconciliation of liabilities arising from financing activities:

		Cash flows			Non cash-Flow Movements
Obligations with financial institutions	As of December 31, 2025	Obtainment	Payment		Interest accrued and others	Reclassifications	As of June 30, 2026
		Capital (*)	Capital (**)	Interests
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Bank loans	—	168,408	—	—	—	—	168,408
Guaranteed obligations	657,635	114,000	(23,308)	(19,949)	20,337	—	748,715
Other guaranteed obligations	571,199	79,165	(33,738)	(21,047)	21,351	—	616,930
Obligation with the public	2,377,778	—	(41)	(85,625)	94,019	—	2,386,131
Financial leases	689,053	—	(69,359)	(16,751)	20,737	258,450	882,130
Lease liability	3,792,861	—	(244,977)	(158,672)	833,681	—	4,222,893
Total Obligations with financial institutions	8,088,526	361,573	(371,423)	(302,044)	990,125	258,450	9,025,207

		Cash flows			Non cash-Flow Movements
Obligations with financial institutions	As of December 31, 2024	Obtainment	Payment		Interest accrued and others	Reclassifications	As of June 30, 2025
		Capital (*)	Capital (**)	Interests
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Guaranteed obligations	374,043	205,500	(17,018)	(12,047)	12,873	—	563,351
Other guaranteed obligations	374,751	239,520	(10,033)	(16,423)	16,678	—	604,493
Obligation with the public	2,239,303	—	—	(101,938)	121,803	—	2,259,168
Financial leases	799,773	—	(97,914)	(20,595)	85,389	11,537	778,190
Lease liability	3,362,581	—	(202,369)	(143,427)	305,416	(9,162)	3,313,039
Total Obligations with financial institutions	7,150,451	445,020	(327,334)	(294,430)	542,159	2,375	7,518,241

(*) As of June 30, 2026 the Company obtained ThUS$361,573 from long-term loans. As of June 30, 2025, the Company obtained ThUS$445,020 amounts from long-term loans.

(**) As of June 30, 2026, under the cash flows from financing activities are presented loan repayments of ThUS$126,446 and payments of lease liabilities of ThUS$244,977 (ThUS$124,965 and ThUS$202,369, respectively as of June 30, 2025).

Below are the details obtained (payments) of flows related to financing:

	For the period ended June 30
	2026			2025
	Capital raising	Payments		Capital raising	Payments
Flow of		Capital	Interest		Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft financing	193,165	(126,405)	(43,215)	445,020	(124,965)	(33,504)
Lease liability	—	(244,977)	(158,672)	—	(202,369)	(143,429)
Non-aircraft financing	168,408	(41)	(100,157)	—	—	(117,497)
Total obligations with Financial institutions	361,573	(371,423)	(302,044)	445,020	(327,334)	(294,430)

(e)Advances of aircraft and engines

Corresponds to the cash flows associated with aircraft and engines purchases, which are included in the statement of consolidated cash flows, within investing activities.

	For the period ended June 30,
	2026	2025
	ThUS$	ThUS$
	Unaudited
Increases (payments)	(405,202)	(37,077)
Recoveries	253,675	48,090
Total cash flows	(151,527)	11,013

(f)Additions of property, plant and equipment and Intangibles

	For the period ended June 30,
	2026	2025
	ThUS$	ThUS$
	Unaudited
Net cash flows from
Purchases of property, plant and equipment	673,760	934,050
Additions associated with maintenance	199,050	176,929
Other additions	474,710	757,121
Purchases of intangible assets	62,165	47,936
Other additions	62,165	47,936

(g) The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the period ended June 30,
	2026	2025
	ThUS$	ThUS$
	Unaudited
Net cash flows from (used in) operating activities	(175)	(119)
Net cash flows from (used in) investment activities	12	1
Net cash flows from (used in) financing activities	—	118
Effects of variation in the exchange rate on cash and cash equivalents	163	—
Net increase (decrease) in cash and cash equivalents	—	—

(h) Payments of leased maintenance
Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance capitalizations for ThUS$123,945 (ThUS$86,965 as of June 30, 2025).

NOTE 35 - THE ENVIRONMENT

LATAM Airlines Group S.A. conducts its operations within a regulatory environment that incorporates relevant environmental requirements, particularly those related to fuel consumption, atmospheric emissions, waste management, and compliance with applicable environmental regulations in the countries where it operates. The Company manages the environmental aspects of its operations on a corporate basis, in coordination with the various operational areas, focusing such actions on regulatory compliance and on the identification and management of the principal environmental risks associated with its operations.

In this context, the Group’s environmental management is structured primarily around the following areas: Environmental Management, Climate Change Management, and Circular Economy.

Environmental Management

LATAM Airlines Group continues to strengthen its Environmental Management System (EMS) under the IATA Environmental Assessment (IEnvA) and ISO 14001:2015 certifications. During the first quarter of 2026, the Company executed expenses and investments aimed at complying with its operational controls and mitigating environmental risks, in accordance with current regulations and the preventive principle.

The primary expenditure items during this period are associated with:
-Waste Management: Execution of Hazardous Waste Management Plans, adaptation of hazardous and non-hazardous waste storage sites, along with recovery programs under the generator responsibility and extended producer responsibility regimes.
-Emissions Control: Monitoring and control of atmospheric pollutants.
-Effluent Management: Operation, maintenance, and measurement of industrial wastewater treatment systems to ensure compliance with discharge standards defined in the Sanitary Code and regulatory decrees.
-Hazardous Substances: Improvements in the traceability and conditions in chemical storage facilities according to current regulations.
-Energy Efficiency: Strengthening of the Energy Management System as established in Law 21.305, which requires companies classified as “CCGE” to manage and report their energy consumption.
-Other initiatives: Technological developments aimed at automating compliance with current and future environmental regulations, such as Law 20.920 on Extended Producer Responsibility (REP).

Climate Change Management

Climate change management is a material issue for the aviation industry, particularly given that it is considered a hard-to-abate sector, meaning that it does not currently have all the tools required to reduce its emissions. In this context, LATAM Group continues to focus on reducing its Scope 1 emissions by prioritizing operational efficiency initiatives, gradually incorporating sustainable aviation fuel (SAF) as it becomes available, and introducing next-generation aircraft, which, according to their manufacturers, consume less fuel than previous models.

In addition, the Group uses emissions offsetting mechanisms under applicable regulatory schemes and through voluntary programs. These mechanisms do not replace actions aimed at directly reducing emissions.

During the first half of 2026, LATAM Group and its customers jointly offset a total of 16,968 tCO₂e. Compared with the same period in 2025, the volume of emissions offset increased by 19.8%, reflecting customer participation in the Group’s offsetting initiatives. In addition, the Group continues to make progress in reducing emissions through operational efficiency, the use of SAF, and fleet renewal.

It is worth noting that Scope 1 emissions intensity stood at 73.88 kg of CO₂ per 100 RTK as of year-end 2025. This is a key indicator directly linked to the sustainability-linked financial instruments currently in place at LATAM Group.

Circular Economy
Based on consolidated results available as of the second quarter of 2026, LATAM Group achieved a consolidated waste diversion rate of 43%, considering the integrated management of its on-ground and onboard operations, with a reported volume of 2,470 tons comprising on-ground waste managed and onboard waste diverted. In its on-ground operation, LATAM managed 2,296 tons of non-hazardous solid waste, of which 1,417 tons were recovered, reaching a recovery rate of 61.7% within the scope defined for this measurement*.

In parallel, in its onboard operation, the company reported 174 tons of diverted waste, equivalent to a recovery rate of 9% for this waste stream**, reflecting the continued progress of its circular economy strategy and the expansion of its measurement scope to the main waste streams across the operation.

*On-ground scope: non-hazardous solid waste generated in ground operations, including Maintenance, Cargo, VIP Lounges, Airports, and Offices. For Cargo, this scope also covers third-party operations within facilities in domestic markets. Results include only facilities and waste streams with data available and consolidated to date.
**Onboard waste: includes materials and food used in onboard service on domestic and international flights where applicable law allows waste management.

NOTE 36 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

On August 3, 2026, the Company´s shareholders approved at the Extraordinary Shareholders' Meeting a new program for the acquisition of the Company´s own shares, in accordance with Articles 27 A to 27 C and other applicable provisions of the Corporations Law (the "New Program"), for up to 5% of the subscribed and paid-in shares into which the Company´s share capital is divided as of that date, equivalent to up to 28,710,799,185 shares out of a total of 574,215,983,709 shares. The New Program will remain in effect for a period of five years from the date of the Meeting. Furthermore, the Shareholders' Meeting authorized the Board of Directors to implement the New Program through one or more transactions, at such times as it deems appropriate.

After June 30, 2026 and up to the date of issuance of these financial statements, the Company is not aware of any other events of a financial or other nature that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and its Subsidiaries as of June 30, 2026, have been approved by the Board of Directors at its meeting held on August 4, 2026.